As filed with the Securities and Exchange Commission on July 15, 2008

Registration No. 333-152173

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MSCI INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	2741	13-4038723
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

88 Pine Street

New York, NY 10005

(212) 804-3900

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

FREDERICK W. BOGDAN

General Counsel

MSCI Inc.

88 Pine Street

New York, NY 10005

(212) 804-3990

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

RICHARD D. TRUESDELL, JR.	SANDRA L. FLOW
Davis Polk & Wardwell	Cleary Gottlieb Steen & Hamilton LLP
450 Lexington Avenue	One Liberty Plaza
New York, New York 10017	New York, New York 10006
(212) 450-4000	(212) 225-2000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐

                                (Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount To Be Registered(2)	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount Of Registration Fee(3)
Class A Common Stock, par value $0.01 per share	26,450,000 shares	$32.25	$853,012,500	$33,523.39

(1)	Estimated solely for the purpose of calculating the registration fee under Rule 457(c) of the Securities Act of 1933, as amended (the “Securities Act”), based on the average of high and low prices of the class A common stock on July 10, 2008, as reported on the New York Stock Exchange.
(2)	Includes 3,450,000 shares which the underwriters have the right to purchase to cover over-allotments.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Registration Statement covers the registration of shares of class A common stock of MSCI Inc. (“MSCI”) to be offered for cash in a public offering. This Registration Statement also covers the registration of agency transactions by Morgan Stanley & Co. Incorporated in such shares of class A common stock after the completion of the public offering. The complete prospectus relating to the public offering (the “prospectus”) follows immediately after this Explanatory Note. Following the prospectus are pages relating solely to such agency transactions (the “agency prospectus”), including an alternate front cover page, an alternate “Use of Proceeds” section and an alternate “Plan of Distribution” section to replace the “Underwriters” section. All other sections of the prospectus will be included in the agency prospectus.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued July 15, 2008

23,000,000 SHARES

MSCI INC.

CLASS A COMMON STOCK

The selling stockholder identified in this prospectus is offering 23,000,000 shares of class A common stock of MSCI Inc. The selling stockholder will receive all of the net proceeds from this offering.

MSCI Inc.’s class A common stock is listed on the New York Stock Exchange under the symbol “MXB.” The last reported sale price of MSCI Inc.’s class A common stock on the New York Stock Exchange on July 14, 2008 was $32.97 per share.

Investing in the class A common stock involves risks. See “Risk Factors” on page 13.

PRICE $             A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Selling Stockholder
Per Share	$	$	$
Total	$	$	$

The selling stockholder expects to grant the underwriters the right to purchase up to an additional 3,450,000 shares of class A common stock to cover over-allotments. The selling stockholder will receive the net proceeds from any shares sold pursuant to the underwriters’ over-allotment option.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on                 , 2008.

MORGAN STANLEY	UBS INVESTMENT BANK

BANC OF AMERICA SECURITIES LLC
WILLIAM BLAIR & CO. LLC
FOX-PITT KELTON COCHRAN CARONIA WALLER
KEEFE, BRUYETTE & WOODS
MERRILL LYNCH & CO.

July     , 2008

This prospectus incorporates by reference important information. You should read the information incorporated by reference before deciding to invest in shares of our class A common stock and you may obtain this information incorporated by reference without charge by following the instructions under “Where You Can Find More Information” appearing below. All references in this prospectus to “MSCI,” the “company,” “we,” “us” and “our” refer to MSCI Inc.

You should rely only on the information contained or incorporated by reference in this prospectus. We and the selling stockholder have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling stockholder is offering to sell, and seeking offers to buy, shares of class A common stock only in jurisdictions where offers and sales are permitted. The information contained or incorporated by reference in this prospectus is accurate only as of its date. Our business, financial condition, results of operations and prospects may have changed since that date.

We own or have rights to use trademarks, trade names and service marks that we use in conjunction with the operation of our business, including, but not limited to: @CREDIT, @ENERGY, @INTEREST, ACWI, Aegis, Alphabuilder, Barra, Barra One, BarraOne, Cosmos, EAFE, FEA, GICS, IndexMap, Market Impact Model, MSCI, ProStorage, StructureTool, TotalRisk, VaRdelta and VaRworks. Designations of trademarks, service marks and registrations thereof have been omitted from the text of this prospectus.

i

NOTICE TO INVESTORS

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The shares of class A common stock are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares of class A common stock will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In any EEA Member State that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any Member State, the “Prospectus Directive”), this communication is only addressed to and is only directed at qualified investors in that Member State within the meaning of the Prospectus Directive.

This prospectus has been prepared on the basis that any offer of shares of class A common stock in any Member State of the European Economic Area (“EEA”) which has implemented the Prospectus Directive (2003/71/EC) (each, a “Relevant Member State”) will be made pursuant to an exemption under the Prospectus Directive, as implemented in that Relevant Member State, from the requirement to publish a prospectus for offers of shares of class A common stock. Accordingly any person making or intending to make any offer within the EEA of shares of class A common stock which are the subject of the placement contemplated in this prospectus may only do so in circumstances in which no obligation arises for MSCI Inc. or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither MSCI Inc. nor the underwriters have authorized, nor do they authorize, the making of any offer (other than permitted public offers) of shares of class A common stock in circumstances in which an obligation arises for MSCI Inc. or the underwriters to publish a prospectus for such offer.

ii

PROSPECTUS SUMMARY

This summary highlights information contained or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our class A common stock. You should read this entire prospectus carefully, including the information incorporated by reference in this prospectus. See “Risk Factors” in each of our Annual Report on Form 10-K for the fiscal year ended November 30, 2007 and our Quarterly Report on Form 10-Q for the quarter ended May 31, 2008, both incorporated by reference herein.

MSCI

The Company

We are a leading provider of investment decision support tools to investment institutions worldwide. We produce indices and risk and return portfolio analytics for use in managing investment portfolios. Our products are used by institutions investing in or trading equity, fixed income and multi-asset class instruments and portfolios around the world. Our flagship products are our international equity indices marketed under the MSCI brand and our equity portfolio analytics marketed under the Barra brand. Our products are used in many areas of the investment process, including portfolio construction and optimization, performance benchmarking and attribution, risk management and analysis, index-linked investment product creation, asset allocation, investment manager selection and investment research.

Our clients include asset owners such as pension funds, endowments, foundations, central banks and insurance companies; institutional and retail asset managers, such as managers of pension assets, mutual funds, exchange traded funds (“ETFs”), hedge funds and private wealth; and financial intermediaries such as broker-dealers, exchanges, custodians and investment consultants. As of May 31, 2008, we had a client base of over 3,000 clients across more than 60 countries with approximately 52% of our operating revenues from clients in the Americas, 33% from Europe, the Middle East and Africa (“EMEA”), 8% from Japan and 7% from Asia-Pacific (not including Japan). To help serve our diverse client base, we had 19 offices in 14 countries as of May 31, 2008.

Our principal sales model is to license annual, recurring subscriptions to our products for use at specified locations by a given number of users for an annual fee paid upfront. The substantial majority of our revenues comes from these annual, recurring subscriptions. Over time, as their needs evolve, our clients often add product modules, users and locations to their subscriptions, which results in an increase in our revenues per client. Additionally, a rapidly growing source of our revenues comes from clients who use our indices as the basis for index-linked investment products such as ETFs. These clients commonly pay us a license fee based on the investment product’s assets. We also generate a limited amount of our revenues from certain exchanges that use our indices as the basis for futures and options contracts and pay us a license fee based on their volume of trades.

We have experienced growth in recent years with operating revenues, operating income and net income increasing by 19.1%, 55.3%, and 13.5%, respectively, for the year ended November 30, 2007 compared to the year ended November 30, 2006 and by 11.6%, 13.1%, and 31.0%, respectively, in the fiscal year ended November 30, 2006 compared to the fiscal year ended November 30, 2005. For the six months ended May 31, 2008 compared to the six months ended May 31, 2007, operating revenue and operating income both increased by 21.2% and net income decreased by 11.9%. The decline in net income primarily reflects founders grant expense, higher interest expense and lower interest income, which were offset, in part, by the increase in operating income.

We were a pioneer in developing the market for international equity index products and equity portfolio risk analytics tools. MSCI introduced its first equity index products in 1969 and Barra launched its first equity risk analytics products in 1975. Over the course of more than 30 years, our research organization has accumulated an in-depth understanding of the investment process worldwide. Based on this wealth of knowledge, we have created and continue to develop, enhance and refine sophisticated index construction methodologies and risk models to meet the growing, complex and diverse needs of our clients’ investment processes. Our models and methodologies are the intellectual foundation of our business and include the innovative algorithms, formulas and analytical and quantitative techniques that we use, together with market data, to produce our products. Our long history has allowed us to build extensive databases of proprietary index and risk data, as well as to accumulate valuable historical market data, which we believe would be difficult to replicate and which provide us with a substantial competitive advantage.

Our primary products consist of equity indices, equity portfolio analytics and multi-asset class portfolio analytics. We also have product offerings in the areas of fixed income portfolio analytics, hedge fund indices and risk models, and energy and commodity asset valuation analytics. Our products are generally comprised of proprietary index data, risk data and sophisticated software applications. Our index and risk data are created by applying our models and methodologies to market data. For example, we input closing stock prices and other market data into our index methodologies to calculate our index data, and we input fundamental data and other market data into our risk models to produce our risk forecasts for individual securities and portfolios of securities. Our clients can use our data together with our proprietary software applications, third-party applications or their own applications in their investment processes. Our software applications offer our clients sophisticated portfolio analytics to perform in-depth analysis of their portfolios, using our risk data, the client’s portfolio data and fundamental and market data. Our products are marketed under three leading brands. Our index products are typically branded “MSCI.” Our portfolio analytics products are typically branded “Barra.” Our energy and commodity analytics products are typically branded “FEA.”

Our MSCI-branded equity index products are designed to measure returns available to investors across a wide variety of markets (e.g., Europe, Japan or emerging markets), size (e.g., small capitalization or large capitalization), style (e.g., growth or value) and industries (e.g., banks or media). As of May 31, 2008, we calculated over 100,000 equity indices daily.

Over 2,200 clients worldwide subscribed to our equity index products for use in their investment portfolios and for market performance measurement and analysis in the second quarter of 2008. In addition to delivering our products directly to our clients, as of May 31, 2008, we also had approximately 50 third-party financial information and analytics software providers who distribute our various equity index products worldwide. The performance of our equity indices is also frequently referenced when selecting investment managers, assigning return benchmarks in mandates, comparing performance and providing market and academic commentary. The performance of certain of our indices is reported on a daily basis in the financial media.

Our Barra-branded equity portfolio analytics products assist investment professionals in analyzing and managing risks and returns for equities at both the asset and portfolio level in major equity markets worldwide. Barra equity risk models identify and analyze the factors that influence equity asset returns and risk. Our most widely used Barra equity products utilize our fundamental multi-factor equity risk model data to help our clients construct, analyze, optimize and manage equity portfolios. Approximately 800 clients worldwide subscribed to our equity portfolio analytics products as of May 31, 2008. Asset owners often request Barra risk model measurements for portfolio risk and tracking error when selecting investment managers, prescribing investment restrictions and assigning investment mandates.

Our multi-asset class portfolio analytics products offer a consistent risk assessment framework for managing and monitoring investments in a variety of asset classes across an organization. The products are based on proprietary fundamental multi-factor risk models, value-at-risk methodologies and asset valuation models. They enable clients to identify, monitor, report and manage potential market risks from equities, fixed income, derivatives contracts and alternative investments, and to analyze portfolios and systematically analyze risk and return across multiple asset classes. Using these tools, clients can identify the drivers of market risk across their investments, produce daily risk reports, run pre-trade analysis and optimizations, evaluate and monitor multiple asset managers and investment teams and access correlations across a group of selected portfolios.

Growth Strategy

We believe we are well-positioned for significant growth and have a multi-faceted growth strategy that builds on our strong client relationships, products, brands and integral role in the investment process. The number, diversity, size, sophistication and amount of assets held in investment institutions that own, manage and direct financial assets have grown significantly in recent years. These investment institutions increasingly require sophisticated investment management tools such as ours to support their complex and global investment processes. Set forth below are the principal elements of our strategy to grow our company and meet the increasing needs of these institutions for investment decision support tools:

•	Client Growth.

•

Increase product subscriptions and users within our current client base. Many of our clients use only one or a limited number of our products, and we believe there are substantial opportunities to cross sell our other investment decision support tools.

•

Expand client base in current client types. We plan to add new clients by leveraging our brand strength, our products, our broad access to the global investment community and our strong knowledge of the investment process.

•

Expand into client types in which we are underrepresented. We plan to expand into client types in which we do not currently have a leading presence. In particular, we intend to continue to focus on increasing the number of hedge fund managers using our products.

•

Expand global presence. We have a strong presence in the U.S., Western Europe and certain parts of Asia. While we have established a presence in selected markets within the Middle East, Asia, Africa, Eastern Europe and Latin America, there is potential for further penetration and growth in these markets. We intend to leverage our strong brands, reputation, products and existing presence to continue to expand in these markets and gain more clients.

•	Product Growth.

•

Create innovative new equity product offerings and enhancements. In order to maintain and enhance our leadership position, we plan to introduce innovative new products and enhancements to existing products. We maintain an active dialogue with our clients in order to understand their needs and anticipate market developments.

•

Expand our presence across all asset classes. We believe our well-established reputation and client base in the equity area as well as our experienced research staff provide us with a strong foundation to become a leading provider of tools for investors in multi-asset class portfolios and other asset classes such as fixed income.

•

Expand our capacity to design and produce new products. We intend to increase our investments in new model research, data production systems and software application design to enable us to design and produce new products more quickly and cost-effectively. We believe increasing our ability to process additional models and data, and design and code software applications more effectively, will allow us to respond faster to client needs and bring new products and product enhancements to the market more quickly.

•

Growth Through Acquisitions. We intend to actively seek to acquire products, technologies and companies that will enhance, complement or expand our product offerings and client base, as well as increase our ability to provide investment decision support tools to equity, fixed income and multi-asset class investment institutions.

Competitive Advantages

We believe our competitive advantages include the following:

•

Strong brand recognition. Our indices, portfolio analytics and energy and commodity asset valuation analytics, marketed under the MSCI, Barra and FEA brands, respectively, are well-established and recognized throughout the investment community worldwide. We are an industry leader in international equity indices and equity portfolio analytics tools worldwide.

•

Strong client relationships and deep understanding of their needs. Our consultative approach to product development, dedication to client support and range of products have helped us build strong relationships with investment institutions around the world. We believe the skills, knowledge and experience of our research, software engineering, data management and production and product management teams enable us to develop and enhance our models, methodologies, data and software applications in accordance with client demands and needs.

•

Client reliance on our products. Many of our clients have come to rely on our products in their investment management processes, integrating our products into their performance measurement and risk management processes, where they become an integral part of their daily portfolio management functions. In certain cases, our clients are requested by their customers to report using our tools or data.

•

Sophisticated models with practical applications. We have invested significant time and resources for more than three decades in developing highly sophisticated and practical index methodologies and risk models that combine financial theory and investment practice.

•

Open architecture and transparency. We have an open architecture philosophy. Clients can access our data through our software applications, third-party applications or their own applications. In order to provide transparency, we document and disclose many details of our models and methodologies to our clients so that they can better understand and utilize the tools we offer.

•

Global products and operations. Our products cover most major investment markets throughout the world. For example, our international equity indices include 68 developed, emerging and frontier market countries. As of May 31, 2008, we produced equity risk data for 41 single country models and a model covering an additional 15 European countries, and an integrated multi-asset class risk model that covered 56 equity markets and 46 fixed income markets. As of May 31, 2008, our clients were located in over 60 countries and many of them have a presence in multiple locations around the world. As of May 31, 2008, our employees were located in 14 countries in order to maintain close contact with our clients and the international markets we follow. We believe our global presence and focus allow us to serve our clients well and capitalize on a great number of business opportunities in many countries and regions of the world.

•

Highly skilled employees. Our workforce is highly skilled, technical and, in some instances, specialized. In particular, our research and software application development departments include experts in advanced mathematics, statistics, finance, portfolio investment and software engineering, who combine strong academic credentials with market experience.

•

Extensive historical databases. We have accumulated comprehensive databases of historical global market data and proprietary index and risk data. We believe our substantial and valuable databases of proprietary index and risk data, including over 35 years of certain index data history and over 30 years of certain risk data history, would be difficult and costly for another party to replicate. Historical data is a critical component of our clients’ investment processes, allowing them to research and back-test investment strategies and analyze portfolios over many investment and business cycles and under a variety of historical situations and market environments.

Our Corporate Information

Our principal executive offices are located at Wall Street Plaza, 88 Pine Street, New York, New York 10005 and our telephone number is (212) 804-3900. Our website address is www.mscibarra.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which they form a part.

Share Conversion

We have two classes of common stock outstanding. As of the date of this prospectus, Morgan Stanley owns 53,038,764.79 shares of our class B common stock, which represents approximately 84.94% of the combined voting power of all classes of voting stock. As of the date of this prospectus, we have 47,013,312 shares of class A common stock outstanding, representing approximately 15.06% of the combined voting power of all classes of voting stock. Our class A common stock generally has fewer votes per share than our class B common stock.

Under the terms of our Amended and Restated Certificate of Incorporation, any holder of shares of class B common stock has the right to convert those shares into shares of our class A common stock at any time prior to a tax-free distribution of the shares held by Morgan Stanley to its shareholders or securityholders (including a distribution in exchange for Morgan Stanley shares or securities) or another similar transaction intended to qualify as a tax-free distribution under Section 355 of the Internal Revenue Code of 1986, as amended (the “Code”), or any corresponding provision of any successor statute (a “Tax-Free Distribution”). In addition, under the Amended and Restated Certificate of Incorporation, shares of our class B common stock can be transferred only to Morgan Stanley, Capital Group International, Inc. (“Capital Group International”) or their respective subsidiaries or affiliates, and any other transfer of such shares will result in the automatic conversion of those shares into shares of our class A common stock without any action by the transferor or transferee. Consequently, Morgan Stanley is selling class A common stock in this offering because its class B common stock will automatically convert into shares of our class A common stock when sold pursuant to this offering.

For as long as Morgan Stanley continues to beneficially own more than 50% of the combined voting power of all classes of our voting stock, Morgan Stanley will be able to direct the election of all of the members of our Board of Directors and exercise a controlling influence over our business and affairs, including any decisions with respect to mergers or other business combinations involving us, the acquisition or disposition of assets by us, our approval or disapproval of amendments to our Amended and Restated Certificate of Incorporation and By-laws, the incurrence of indebtedness, the issuance of any additional common stock or other equity securities, the repurchase or redemption of common stock or preferred stock and the payment of dividends. See “Risk Factors—Risks Related to Our Relationship with Morgan Stanley” in our Annual Report on Form 10-K for the fiscal year ended November 30, 2007, incorporated by reference herein. Similarly, Morgan Stanley will have the power to determine or significantly influence the outcome of matters submitted to a vote of our stockholders, including the power to prevent an acquisition or any other change in control of us and could take other actions that might be favorable to Morgan Stanley and potentially unfavorable to you. See “Description of Capital Stock” in our initial public offering Registration Statement on Form S-1, as amended and filed with the SEC on November 13, 2007 (the “IPO Registration Statement”), and incorporated by reference herein.

Upon completion of the offering, Morgan Stanley will own 30,038,764.79 shares of our class B common stock (26,588,764.79 shares if the underwriters exercise their over-allotment option in full), which will represent approximately 68.21% of the combined voting power of all classes of voting stock (64.41% if the underwriters exercise their over-allotment option in full) and approximately 30.02% of the economic interest (26.57% if the underwriters exercise their over-allotment option in full). As a result, Morgan Stanley will cease to own more than 80% of the combined voting power of all classes of voting stock and 50% of the economic interest and, therefore, Morgan Stanley will no longer be able to conduct a Tax-Free Distribution. This offering is consistent with Morgan Stanley’s previous indication that it might sell a portion of its ownership interest in us and that it may ultimately divest its entire interest in us. Any definitive decision by Morgan Stanley to divest its remaining ownership interest in us will be made in the future on the basis of all the circumstances existing at such time, including stock market conditions, our performance and other factors.

THE OFFERING

Class A common stock offered by the selling stockholder	23,000,000 shares

Over-allotment option	3,450,000 shares of class A common stock

Common stock outstanding before this offering:

Class A common stock	47,013,312 shares

Class B common stock	53,038,764.79 shares

Total	100,052,076.79 shares

Common stock outstanding immediately after this offering:

Class A common stock	70,013,312 shares (73,463,312 shares if the underwriters exercise their over-allotment option in full)

Class B common stock	30,038,764.79 shares (26,588,764.79 shares if the underwriters exercise their over-allotment option in full)

Total	100,052,076.79 shares

Voting rights	The holders of class A common stock, par value $0.01 per share (the “class A common stock”), generally have rights, including as to dividends, identical to those of holders of class B common stock, par value $0.01 per share (the “class B common stock”), except that holders of class A common stock are entitled to one vote per share and holders of class B common stock are generally entitled to five votes per share. Holders of the class A common stock and the class B common stock generally vote together as a single class, except when amending or altering any provision of our Amended and Restated Certificate of Incorporation or By-laws so as to adversely affect the rights of one class. See “Description of Capital Stock—Common Stock—Voting Rights” in our IPO Registration Statement, incorporated by reference herein. Under certain circumstances, shares of class B common stock may be converted into shares of class A common stock. See “Relationship with Morgan Stanley” and “Description of Capital Stock—Common Stock—Conversion” in our IPO Registration Statement, incorporated by reference herein.

Use of proceeds	The selling stockholder will receive all net proceeds from the sale of the shares of the class A common stock in this offering. MSCI will not receive any of the proceeds from the sale of shares of our class A common stock by the selling stockholder.

Dividend policy	We do not intend to pay dividends on our class A common stock or our class B common stock (collectively, the “common stock”).

Controlling shareholder	Currently, Morgan Stanley owns 100% of the outstanding shares of our class B common stock, which represents approximately 84.94% of the combined voting power of all classes of voting stock. Upon completion of this offering, Morgan Stanley will beneficially own 30,038,764.79 shares (26,588,764.79 shares if the underwriters exercise their over-allotment in full) of our class B common stock, which will represent approximately 68.21% of the combined voting power of all classes of voting stock (64.41% if the underwriters’ over-allotment option is exercised in full). For information regarding the relationship between Morgan Stanley and us, see “Arrangements Between Morgan Stanley and Us.”

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors that you should consider carefully before deciding to invest in shares of our class A common stock.

New York Stock Exchange symbol	“MXB”

Unless we indicate otherwise, all information in this prospectus excludes 12,929,443 shares of class A common stock reserved for issuance pursuant to our equity incentive compensation plan and our independent directors’ equity compensation plan and assumes no exercise of the underwriters’ over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following table presents our summary historical consolidated financial data for the periods presented and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto set forth in this prospectus and our Annual Report on Form 10-K for the fiscal year ended November 30, 2007 and our Quarterly Report on Form 10-Q for the quarter ended May 31, 2008, each incorporated by reference herein. The consolidated statement of income data for the fiscal years ended November 30, 2005, 2006 and 2007 and the consolidated financial condition data as of November 30, 2006 and 2007 are derived from our audited consolidated financial statements included in this prospectus and our Annual Report on Form 10-K for the fiscal year ended November 30, 2007, incorporated by reference herein. The consolidated statement of income data for the fiscal years ended November 30, 2003 and 2004 and the consolidated statement of financial condition data as of November 30, 2003, 2004 and 2005 are derived from our audited historical consolidated financial statements not included in this prospectus or incorporated by reference herein. The condensed consolidated statement of income data for the six-month periods ended May 31, 2007 and 2008 and the condensed consolidated financial condition data as of May 31, 2007 and 2008 are derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus which, in our opinion, have been prepared on the same basis as the audited consolidated financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial position.

The historical financial information presented below may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a stand-alone company during the periods presented. Results for the six months ended May 31, 2008 are not necessarily indicative of results that may be expected for the entire year.

On July 19, 2007, we paid a dividend of $973.0 million, consisting of $325.0 million in cash and $648.0 million in demand notes. Morgan Stanley was issued a demand note in the amount of $625.9 million and Capital Group International was issued a demand note in the amount of $22.1 million. On July 19, 2007, we paid in full the $22.1 million demand note held by Capital Group International. On November 20, 2007, we completed an initial public offering of 16.1 million shares of our class A common stock. The net proceeds from the offering were $265.0 million after deducting $20.3 million of underwriting discounts and commissions and $4.5 million of other offering expenses. Simultaneously with the initial public offering, we entered into a $500 million credit facility (the “Credit Facility”) under which we borrowed $425.0 million to pay a portion of the $625.9 million demand note held by Morgan Stanley. The balance of the demand note was repaid with proceeds from our initial public offering.

The pro forma consolidated statement of income data for the fiscal year ended November 30, 2007 reflects (1) the $973.0 million dividend as if it had been paid on December 1, 2006, (2) the sale by us of 16,100,000 shares of our class A common stock pursuant to our initial public offering based on the initial public offering price of $18.00 per share and the application of the net proceeds from the initial public offering to pay a portion of the $625.9 million demand note held by Morgan Stanley as if the initial public offering and the payment of the demand note had occurred on December 1, 2006 and (3) the payment of the balance of the $625.9 million demand note held by Morgan Stanley with the net proceeds from the borrowing under the Credit Facility as if the borrowing and the payment of the demand note had occurred on December 1, 2006.

Consolidated Statements of Income Data

	For the Fiscal Year Ended November 30,					For the Fiscal Year Ended November 30, 2007	For the Six Months Ended May 31,
	2003(2)	2004(2)	2005(1)	2006(1)	2007(1)	Pro Forma(4)	2007(1)		2008(1)
	(amounts in thousands, except per share data)
Operating revenues	$91,277	$178,446	$278,474	$310,698	$369,886	$369,886	$175,821		$213,146
Cost of services	44,670	86,432	106,598	115,426	121,711	121,711	62,607		61,597
Selling, general, and administrative	30,082	47,099	70,220	85,820	92,477	92,477	44,453		69,161
Amortization of intangible assets	—	14,910	28,031	26,156	26,353	26,353	12,531		14,250

Total operating expenses	74,752	148,441	204,849	227,402	240,541	240,541	119,591		145,008

Operating income	16,525	30,005	73,625	83,296	129,345	129,345	56,230		68,138
Interest income	924	1,250	8,738	15,482	13,143	819	10,586	(8)	5,880
Interest expense	131	624	1,864	352	9,586	32,047	597	(8)	15,131
Other income (loss)	—	(13)	398	1,043	390	390	53		233

Interest income (expense) and other, net	793	613	7,272	16,173	3,947	(30,838)	10,042		(9,018)

Income before provision for income taxes, discontinued operations and cumulative effect of change in accounting principle	17,318	30,618	80,897	99,469	133,292	98,507	66,272		59,120
Provision for income taxes	5,921	9,711	30,449	36,097	52,181	38,516	24,779		22,555

Income before discontinued operations and cumulative effect of change in accounting principle	11,397	20,907	50,448	63,372	81,111	59,991	41,493		36,565
Discontinued operations(3):
Income (loss) from discontinued operations	—	(84)	5,847	12,699	—	—	—		—
Provision (benefit) for income taxes on discontinued operations	—	(30)	2,054	4,626	—	—	—		—

Income (loss) from discontinued operations	—	(54)	3,793	8,073	—	—	—		—

Income before cumulative effect of change in accounting principle	11,397	20,853	54,241	71,445	81,111	59,991	41,493		36,565
Cumulative effect of change in accounting principle	—	—	313	—	—	—	—		—

Net income	$11,397	$20,853	$54,554	$71,445	$81,111	$59,991	$41, 493		$36,565

Earnings (loss) per basic common share(7):
Continuing operations	$0.40	$0.37	$0.60	$0.76	$0.96	$0.60	$0.49		$0.37
Discontinued operations	—	—	0.05	0.10	—	—	—		—
Cumulative effect of change in accounting principle	—	—	—	—	—	—	—		—

Earnings (loss) per basic common share	$0.40	$0.37	$0.65	$0.85	$0.96	$0.60	$0.49		$0.37

Earnings (loss) per diluted common share(7):
Continuing operations	$0.40	$0.37	$0.60	$0.76	$0.96	$0.60	$0.49		$0.36
Discontinued operations	—	—	0.05	0.10	—	—	—		—
Cumulative effect of change in accounting principle	—	—	—	—	—	—	—		—

Earnings (loss) per diluted common share	$0.40	$0.37	$0.65	$0.85	$0.96	$0.60	$0.49		$0.36

Weighted average shares outstanding used in computing earnings (loss) per common share(7):
Basic	28,612	56,256	83,900	83,900	84,608	100,000	83,900		100,019

Diluted	28,612	56,256	83,900	83,900	84,624	100,000	83,900		101,223

Consolidated Statements of Financial Condition Data

	As of November 30,					As of May 31,
	2003(2)	2004(2)	2005	2006(1)	2007(1)	2007(1)	2008(1)
	(in thousands)
Cash and cash equivalents	$5,735	$33,076	$23,411	$24,362	$33,818	$29,951	$32,294
Cash deposited with related parties(5)	$67,492	$98,873	$252,882	$330,231	$137,625	$367,010	$203,315
Goodwill and intangible assets	$—	$781,238	$668,539	$642,383	$616,030	$629,852	$601,780
Total assets	$123,100	$996,444	$1,047,519	$1,112,775	$904,679	$1,138,705	$1,002,777
Deferred revenue	$53,007	$88,689	$87,952	$102,368	$125,230	$139,654	$168,824
Shareholders’ equity	$36,624	$708,501	$757,217	$825,712	$200,021	$868,545	$250,861

Other Data

	For the Fiscal Year Ended November 30,					For the Six Months Ended May 31,
	2003(2)	2004(2)	2005(1)	2006(1)	2007(1)	2007(1)	2008(1)
	(dollar amounts in thousands)
Operating margin(6)	18.1%	16.8%	26.4%	26.8%	35.0%	32.0%	32.0%

Cash disbursements for capital expenditures	$1,231	$2,058	$346	$2,435	$535	$357	$5,820

(1)	The audited consolidated financial statements as of November 30, 2006 and 2007 and for the years ended November 30, 2005, 2006 and 2007 included in our Annual Report on Form 10-K for the fiscal year ended November 30, 2007 are incorporated by reference herein. The unaudited condensed consolidated financial statements as of May 31, 2007 and 2008 and for the six months ended May 31, 2007 and 2008 included in our Quarterly Report on Form 10-Q for the quarter ended May 31, 2008 are also incorporated by reference herein.
(2)	On June 3, 2004, Morgan Stanley completed the acquisition of Barra, Inc. (“Barra”). The operations of Barra have been included with our results of operations since that date. All information prior to June 3, 2004 does not include the operations of Barra.
(3)	Income (loss) from discontinued operations relates to our interest in POSIT JV, a joint venture that was acquired with the purchase of Barra in 2004. On February 1, 2005, we sold our interest in POSIT JV to MSCI’s joint venture partner, Investment Technology Group, Inc. (“ITG”) for $90 million. We recorded a pre-tax gain of $6.8 million at the time of sale. As part of the sale agreement, we were entitled to additional royalties for a period of 10 years subsequent to the sale pursuant to an earn-out arrangement, based on fees earned by ITG related to the POSIT system. In September 2006, ITG exercised its option to accelerate the earn-out period by making a lump sum payment to us of $11.7 million. We will receive no further payments pursuant to the earn-out arrangement.
(4)	We made pro forma adjustments to the historical results of operations for the fiscal year ended November 30, 2007 to show the pro forma effect for the following as if they had occurred on December 1, 2006:

(i)	The reclassification of each share of our outstanding common stock into 2,861.235208 shares of our class B common stock.

(ii)	The issuance and sale by us of 16,100,000 shares of our class A common stock pursuant to our initial public offering based on the initial public offering price of $18.00 per share.

(iii)	The receipt of proceeds from the $425.0 million borrowing under the $500.0 million Credit Facility we entered into on the date of the initial public offering. The pro forma adjustments to interest expense reflect the borrowings under this Credit Facility.

(iv)	The payment of a $973.0 million dividend with the proceeds from (ii) and (iii) above.

The pro forma basic and diluted earnings (loss) per share were calculated using 100,000,000 shares, which represent the number of shares outstanding for the year (after giving effect to the Reclassification (as defined below)) plus the number of shares issued in the initial public offering as if these shares were issued on December 1, 2006. The interest expense related to the Credit Facility is based on a weighted average interest rate of 7.5%. A tax rate of 39.1% was used in calculating the related income tax effect.

(5)	Prior to July 1, 2008, we had deposited most of our excess funds with our principal shareholder, Morgan Stanley, and received interest at Morgan Stanley’s internal prevailing rates.
(6)	Operating margin is defined as operating income divided by operating revenues.
(7)	On October 24, 2007, our Board of Directors approved our Amended and Restated Certificate of Incorporation, which includes: (i) authority to issue 850,000,000 shares of stock, consisting of 500,000,000 shares of class A common stock, par value $0.01 per share, 250,000,000 shares of class B common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share; and (ii) a reclassification of each share of our outstanding common stock into 2,861.235208 shares of class B common stock (the “Reclassification”). All per share computations included in the consolidated financial statements incorporated by reference herein have been restated to reflect the Reclassification.
(8)	As of May 31, 2007, the cash deposited with related parties balance was approximately $367.0 million resulting in $10.5 million in interest income. There was no long-term debt outstanding as of May 31, 2007. Interest expense for the six months ended May 31, 2007 relates only to interest on amounts due to related parties.

RISK FACTORS

Investing in our class A common stock involves a high degree of risk. You should carefully consider all the information set forth in this prospectus and incorporated by reference herein before deciding to invest in shares of our class A common stock. In particular, we urge you to consider carefully the factors set forth under “Risk Factors” and “Forward-Looking Statements” in our Annual Report on Form 10-K for the fiscal year ended November 30, 2007, incorporated by reference herein, and under “Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended May 31, 2008, incorporated by reference herein.

USE OF PROCEEDS

The selling stockholder will receive all net proceeds from the sale of the shares of our class A common stock in this offering. We will not receive any of the proceeds from the sale of shares of our class A common stock by the selling stockholder, including any sales pursuant to the over-allotment option.

DIVIDEND POLICY

We do not intend to pay any dividends in the foreseeable future and intend to retain all available funds for use in the operation and expansion of our business, including growth through acquisitions. In addition, our Credit Facility contains restrictions on the payment of dividends. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” in our Annual Report on Form 10-K for the fiscal year ended November 30, 2007 and in our Quarterly Report on Form 10-Q for the quarter ended May 31, 2008, each incorporated by reference herein.

PRICE RANGE OF CLASS A COMMON STOCK

Our class A common stock has traded on the New York Stock Exchange under the symbol “MXB” since November 15, 2007. The following table sets forth the high and low intraday sales prices per share of our common stock, as reported by the New York Stock Exchange, for the periods indicated.

	Price Range
	High	Low
2007
Quarter ended November 30, 2007(1)	$29.49	$22.06

2008
Quarter ended February 29, 2008	$38.40	$24.74
Quarter ended May 31, 2008	$37.75	$23.29
Quarter ended August 31, 2008 (through July 14, 2008)	$38.05	$29.33

(1)	Our class A common stock began trading on November 15, 2007.

The closing sale price of our class A common stock, as reported by the New York Stock Exchange, on July 14, 2008 was $32.97. As of June 30, 2008, there were eight holders of record of our class A common stock.

Our class B common stock is neither listed nor publicly traded. As of June 30, 2008, there was one holder of record of our class B common stock.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, cash deposited with related parties and capitalization as of May 31, 2008:

This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and notes thereto set forth in this prospectus.

As of May 31, 2008
(in thousands, except share and per share amounts)
Cash and cash equivalents	$32,294
Cash deposited with related parties	203,315

Total cash and cash equivalents and cash deposited with related parties	$235,609

Total debt	$413,875
Shareholders’ equity/accumulated deficit:
Class A common stock, $0.01 par value per share, 500,000,000 shares authorized, 47,012,928 shares issued and outstanding; class B common stock, $0.01 par value per share, 250,000,000 shares authorized, 53,038,764.79 shares issued and outstanding(1)	1,001
Treasury stock, 18,198 shares(1)	(557)
Additional paid-in capital	277,173
Accumulated other comprehensive income	2,735
Accumulated deficit	(29,491)

Total shareholders’ equity	250,861

Total capitalization	$664,736

(1)

Currently, there are 47,013,312 shares of our class A common stock issued and outstanding and 18,480 shares of treasury stock reserved. These changes are the result of shares issued to and treasury stock withheld from eligible employees after May 31, 2008 under our equity incentive compensation plan.

SELECTED FINANCIAL DATA

The following table presents our summary historical consolidated financial data for the periods presented and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto set forth in this prospectus and our Annual Report on Form 10-K for the fiscal year ended November 30, 2007 and our Quarterly Report on Form 10-Q for the quarter ended May 31, 2008, each incorporated by reference herein. The consolidated statement of income data for the fiscal years ended November 30, 2005, 2006 and 2007 and the consolidated financial condition data as of November 30, 2006 and 2007 are derived from our audited consolidated financial statements included in this prospectus and our Annual Report on Form 10-K for the fiscal year ended November 30, 2007, incorporated by reference herein. The consolidated statement of income data for the fiscal years ended November 30, 2003 and 2004 and the consolidated statement of financial condition data as of November 30, 2003, 2004 and 2005 are derived from our audited historical consolidated financial statements not included in this prospectus or incorporated by reference herein. The condensed consolidated statement of income data for the six-month periods ended May 31, 2007 and 2008 and the condensed consolidated financial condition data as of May 31, 2007 and 2008 are derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus which, in our opinion, have been prepared on the same basis as the audited consolidated financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial position.

The historical financial information presented below may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a stand-alone company during the periods presented. Results for the six months ended May 31, 2008 are not necessarily indicative of results that may be expected for the entire year.

On July 19, 2007, we paid a dividend of $973.0 million, consisting of $325.0 million in cash and $648.0 million in demand notes. Morgan Stanley was issued a demand note in the amount of $625.9 million and Capital Group International was issued a demand note in the amount of $22.1 million. On July 19, 2007, we paid in full the $22.1 million demand note held by Capital Group International. On November 20, 2007, we completed an initial public offering of 16.1 million shares of our class A common stock. The net proceeds from the offering were $265.0 million after deducting $20.3 million of underwriting discounts and commissions and $4.5 million of other offering expenses. Simultaneously with the initial public offering, we entered into the $500 million Credit Facility under which we borrowed $425.0 million to pay a portion of the $625.9 million demand note held by Morgan Stanley. The balance of the demand note was repaid with proceeds from our initial public offering.

The pro forma consolidated statement of income data for the fiscal year ended November 30, 2007 reflects (1) the $973.0 million dividend as if it had been paid on December 1, 2006, (2) the sale by us of 16,100,000 shares of our class A common stock pursuant to our initial public offering based on the initial public offering price of $18.00 per share and the application of the net proceeds from the initial public offering to pay a portion of the $625.9 million demand note held by Morgan Stanley as if the initial public offering and the payment of the demand note had occurred on December 1, 2006 and (3) the payment of the balance of the $625.9 million demand note held by Morgan Stanley with the net proceeds from the borrowing under the Credit Facility as if the borrowing and the payment of the demand note had occurred on December 1, 2006.

Consolidated Statements of Income Data

	For the Fiscal Year Ended November 30,					For the Fiscal Year Ended November 30, 2007	For the Six Months Ended May 31,
	2003(2)	2004(2)	2005(1)	2006(1)	2007(1)	Pro Forma(4)	2007(1)		2008(1)
	(amounts in thousands, except per share data)
Operating revenues	$91,277	$178,446	$278,474	$310,698	$369,886	$369,886	$175,821		$213,146
Cost of services	44,670	86,432	106,598	115,426	121,711	121,711	62,607		61,597
Selling, general, and administrative	30,082	47,099	70,220	85,820	92,477	92,477	44,453		69,161
Amortization of intangible assets	—	14,910	28,031	26,156	26,353	26,353	12,531		14,250

Total operating expenses	74,752	148,441	204,849	227,402	240,541	240,541	119,591		145,008

Operating income	16,525	30,005	73,625	83,296	129,345	129,345	56,230		68,138
Interest income	924	1,250	8,738	15,482	13,143	819	10,586	(8)	5,880
Interest expense	131	624	1,864	352	9,586	32,047	597	(8)	15,131
Other income (loss)	—	(13)	398	1,043	390	390	53		233

Interest income (expense) and other, net	793	613	7,272	16,173	3,947	(30,838)	10,042		(9,018)

Income before provision for income taxes, discontinued operations and cumulative effect of change in accounting principle	17,318	30,618	80,897	99,469	133,292	98,507	66,272		59,120
Provision for income taxes	5,921	9,711	30,449	36,097	52,181	38,516	24,779		22,555

Income before discontinued operations and cumulative effect of change in accounting principle	11,397	20,907	50,448	63,372	81,111	59,991	41,493		36,565
Discontinued operations(3):
Income (loss) from discontinued operations	—	(84)	5,847	12,699	—	—	—		—
Provision (benefit) for income taxes on discontinued operations	—	(30)	2,054	4,626	—	—	—		—

Income (loss) from discontinued operations	—	(54)	3,793	8,073	—	—	—		—

Income before cumulative effect of change in accounting principle	11,397	20,853	54,241	71,445	81,111	59,991	41,493		36,565
Cumulative effect of change in accounting principle	—	—	313	—	—	—	—		—

Net income	$11,397	$20,853	$54,554	$71,445	$81,111	$59,991	$41, 493		$36,565

Earnings (loss) per basic common share(7):
Continuing operations	$0.40	$0.37	$0.60	$0.76	$0.96	$0.60	$0.49		$0.37
Discontinued operations	—	—	0.05	0.10	—	—	—		—
Cumulative effect of change in accounting principle	—	—	—	—	—	—	—		—

Earnings (loss) per basic common share	$0.40	$0.37	$0.65	$0.85	$0.96	$0.60	$0.49		$0.37

Earnings (loss) per diluted common share(7):
Continuing operations	$0.40	$0.37	$0.60	$0.76	$0.96	$0.60	$0.49		$0.36
Discontinued operations	—	—	0.05	0.10	—	—	—		—
Cumulative effect of change in accounting principle	—	—	—	—	—	—	—		—

Earnings (loss) per diluted common share	$0.40	$0.37	$0.65	$0.85	$0.96	$0.60	$0.49		$0.36

Weighted average shares outstanding used in computing earnings (loss) per common share(7):
Basic	28,612	56,256	83,900	83,900	84,608	100,000	83,900		100,019

Diluted	28,612	56,256	83,900	83,900	84,624	100,000	83,900		101,223

Consolidated Statements of Financial Condition Data

	As of November 30,					As of May 31,
	2003(2)	2004(2)	2005	2006(1)	2007(1)	2007(1)	2008(1)
	(in thousands)
Cash and cash equivalents	$5,735	$33,076	$23,411	$24,362	$33,818	$29,951	$32,294
Cash deposited with related parties(5)	$67,492	$98,873	$252,882	$330,231	$137,625	$367,010	$203,315
Goodwill and intangible assets	$—	$781,238	$668,539	$642,383	$616,030	$629,852	$601,780
Total assets	$123,100	$996,444	$1,047,519	$1,112,775	$904,679	$1,138,705	$1,002,777
Deferred revenue	$53,007	$88,689	$87,952	$102,368	$125,230	$139,654	$168,824
Shareholders’ equity	$36,624	$708,501	$757,217	$825,712	$200,021	$868,545	$250,861

Other Data

	For the Fiscal Year Ended November 30,					For the Six Months Ended May 31,
	2003(2)	2004(2)	2005(1)	2006(1)	2007(1)	2007(1)	2008(1)
	(dollar amounts in thousands)
Operating margin(6)	18.1%	16.8%	26.4%	26.8%	35.0%	32.0%	32.0%

Cash disbursements for capital expenditures	$1,231	$2,058	$346	$2,435	$535	$357	$5,820

(1)	The audited consolidated financial statements as of November 30, 2006 and 2007 and for the years ended November 30, 2005, 2006 and 2007 included in our Annual Report on Form 10-K for the fiscal year ended November 30, 2007 are incorporated by reference herein. The unaudited condensed consolidated financial statements as of May 31, 2007 and 2008 and for the six months ended May 31, 2007 and 2008 included in our Quarterly Report on Form 10-Q for the quarter ended May 31, 2008 are also incorporated by reference herein.
(2)	On June 3, 2004, Morgan Stanley completed the acquisition of Barra, Inc. (“Barra”). The operations of Barra have been included with our results of operations since that date. All information prior to June 3, 2004 does not include the operations of Barra.
(3)	Income (loss) from discontinued operations relates to our interest in POSIT JV, a joint venture that was acquired with the purchase of Barra in 2004. On February 1, 2005, we sold our interest in POSIT JV to MSCI’s joint venture partner, Investment Technology Group, Inc. (“ITG”) for $90 million. We recorded a pre-tax gain of $6.8 million at the time of sale. As part of the sale agreement, we were entitled to additional royalties for a period of 10 years subsequent to the sale pursuant to an earn-out arrangement, based on fees earned by ITG related to the POSIT system. In September 2006, ITG exercised its option to accelerate the earn-out period by making a lump sum payment to us of $11.7 million. We will receive no further payments pursuant to the earn-out arrangement.
(4)	We made pro forma adjustments to the historical results of operations for the fiscal year ended November 30, 2007 to show the pro forma effect for the following as if they had occurred on December 1, 2006:

(i)	The reclassification of each share of our outstanding common stock into 2,861.235208 shares of our class B common stock.

(ii)	The issuance and sale by us of 16,100,000 shares of our class A common stock pursuant to our initial public offering based on the initial public offering price of $18.00 per share.

(iii)	The receipt of proceeds from the $425.0 million borrowing under the $500.0 million Credit Facility we entered into on the date of the initial public offering. The pro forma adjustments to interest expense reflect the borrowings under this Credit Facility.

(iv)	The payment of a $973.0 million dividend with the proceeds from (ii) and (iii) above.

The pro forma basic and diluted earnings (loss) per share were calculated using 100,000,000 shares, which represent the number of shares outstanding for the year (after giving effect to the Reclassification (as defined below)) plus the number of shares issued in the initial public offering as if these shares were issued on December 1, 2006. The interest expense related to the credit facility is based on a weighted average interest rate of 7.5%. A tax rate of 39.1% was used in calculating the related income tax effect.

(5)	Prior to July 1, 2008, we had deposited most of our excess funds with our principal shareholder, Morgan Stanley, and received interest at Morgan Stanley’s internal prevailing rates.
(6)	Operating margin is defined as operating income divided by operating revenues.
(7)	On October 24, 2007, our Board of Directors approved our Amended and Restated Certificate of Incorporation, which includes: (i) authority to issue 850,000,000 shares of stock, consisting of 500,000,000 shares of class A common stock, par value $0.01 per share, 250,000,000 shares of class B common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share; and (ii) a reclassification of each share of our outstanding common stock into 2,861.235208 shares of class B common stock (the “Reclassification”). All per share computations included in the consolidated financial statements incorporated by reference herein have been restated to reflect the Reclassification.
(8)	As of May 31, 2007, the cash deposited with related parties balance was approximately $367.0 million resulting in approximately $10.5 million in interest income. There was no long-term debt outstanding as of May 31, 2007. Interest expense for the six months ended May 31, 2007 relates only to interest on amounts due to related parties.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of our operations should be read in conjunction with the consolidated financial statements and related notes included in this prospectus, our Annual Report on Form 10-K for the fiscal year ended November 30, 2007 and our Quarterly Report on Form 10-Q for the quarter ended May 31, 2008, each incorporated by reference herein. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed under “Risk Factors” and “Forward-Looking Statements” in our Annual Report on Form 10-K for the fiscal year ended November 30, 2007, incorporated by reference herein and under “Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended May 31, 2008, incorporated by reference herein.

Overview

We are a leading provider of investment decision support tools to investment institutions worldwide. We produce indices and risk and return portfolio analytics for use in managing investment portfolios. Our products are used by institutions investing in or trading equity, fixed income and multi-asset class instruments and portfolios around the world. Our flagship products are our international equity indices marketed under the MSCI brand and our equity portfolio analytics marketed under the Barra brand. Our products are used in many areas of the investment process, including for portfolio construction and optimization, performance benchmarking and attribution, risk management and analysis, index-linked investment product creation, asset allocation, investment manager selection and investment research.

Our clients include asset owners such as pension funds, endowments, foundations, central banks and insurance companies; institutional and retail asset managers, such as managers of pension assets, mutual funds, ETFs, hedge funds and private wealth; and financial intermediaries such as broker-dealers, exchanges, custodians and investment consultants. As of May 31, 2008, we had a client base of over 3,000 clients across more than 60 countries with approximately 52% of our operating revenues from clients in the Americas, 33% from EMEA, 8% from Japan and 7% from Asia-Pacific (not including Japan). To help serve our diverse client base, we had 19 offices in 14 countries as of May 31, 2008.

We sell our products through a common sales force, produce them on common data and systems platforms and develop them in our global research and product management organizations. In evaluating our results, we focus on revenues and revenue growth by product category and operating margins encompassing the entire cost structure supporting all our operations. Our current financial focus is on accelerating our revenue growth to generate cash flow to expand our market position and capitalize on the many growth opportunities before us. Our revenue growth strategy includes: (a) expanding and deepening our relationships with the large and increasing number of investment institutions worldwide; (b) developing new and enhancing existing equity product offerings, as well as further developing and growing our investment tools for multi-asset class portfolio analytics and (c) actively seeking to acquire products, technologies and companies that will enhance, complement or expand our client base and our product offerings. See “Business—Growth Strategy.”

To maintain and accelerate our revenue and operating income growth, we will continue to invest in and expand our operating functions and infrastructure, including new sales and client support staff and facilities in locations around the world; additional staff and supporting technology for our research and our data management and production functions; and additional personnel and supporting technology in our general and administrative functions, particularly finance and human resources personnel required to operate as a stand-alone public company. At the same time, managing and controlling our operating expenses is very important to us and a distinct part of our culture. Over time, our goal is to keep the rate of growth of our operating expenses below the rate of growth of our revenues allowing us to expand our operating margins. However, at times, because of significant market opportunities, it may be more important to us to invest in our business in order to support increased efforts to attract new clients and to develop new product offerings, rather than emphasize short-term operating margin expansion. Furthermore, in some periods, our operating expense growth may exceed our operating revenue growth due to the variability of revenues from licensing our equity indices as the basis of ETFs and in the near term, transition expenses as we separate from Morgan Stanley.

We experienced growth in both revenues and expenses during the fiscal year ended November 30, 2007 and the six months ended May 31, 2008. The growth in revenues for both periods was mainly attributable to (i) continued strong revenue growth in our equity index products, reflecting an increase in (a) equity index subscriptions, with notable growth in subscriptions to the MSCI Global Investable Market Indices (“GIMI”) and our core and small cap developed and emerging market indices and (b) ETF asset based fee revenues due to the growth in value of assets linked to our products, (ii) growth in revenues from equity analytics products resulting in part from investments made during 2006 to enhance and add features to our Barra Aegis and Equity Models Direct product offerings, which has led to increased demand for these products and (iii) accelerated growth in revenues in our multi-asset class portfolio analytics products from increased subscriptions to our BarraOne product. Product enhancements continued throughout 2007 and first half 2008. Aegis 4.1, BarraOne 1.9 and the MSCI GIMI methodology were released in 2007. In first half 2008, several thematic and strategy indices, the MSCI Frontier Market Indices and BarraOne 3.0 and 3.1 were released. See “Business—Our Products and Services.”

The higher operating expenses during fiscal years 2007 and 2006 were primarily due to increased compensation and benefit expenses for existing personnel as well as an increase in compensation and benefit expenses related to staff additions that were made during the third and fourth quarters of fiscal 2006. Operating expenses also increased during the six months ended May 31, 2008 due primarily to founders grant expenses, increased compensation expense and expenses associated with replacing services currently provided by Morgan Stanley.

Key Financial Metrics and Drivers

Revenues

Our principal sales model is to license annual, recurring subscriptions to our products for use at specified locations by a given number of client users for an annual fee paid upfront. The substantial majority of our revenues come from these annual, recurring subscriptions. These fees are recorded as deferred revenues on our consolidated statement of financial condition and are recognized each month on our income statement as the service is rendered. Over time, as their needs evolve, our clients often add product modules, users and locations to their subscriptions, which results in an increase in our revenues per client. Additionally, a growing source of our revenues comes from clients who use our indices as the basis for certain index-linked investment products such as ETFs, passive mutual funds and structured products. These clients commonly pay us a license fee based on the investment product’s assets.

We group our revenues into the following four product categories:

Equity Indices

This category includes fees from MSCI equity index data subscriptions, fees based on assets in investment products linked to our equity indices, fees from one-time licenses of our equity index historical data and fees from custom MSCI indices. We also generate a limited amount of revenues based on the trading volume of futures and options contracts linked to our indices.

Clients typically subscribe to equity index data modules for use by a specified number of users at a particular location. Clients may select delivery from us or delivery via a third-party vendor. We are able to grow our revenues for data subscriptions by expanding the number of client users and their locations and the number of third-party vendors the client uses for delivery of our data modules. The increasing scope and complexity of a client’s data requirements beyond standard data modules, such as requests for historical data or customized indices, also provide opportunities for further revenue growth from an existing client.

Revenues from our index-linked investment product licenses, such as ETFs, increase or decrease as a result of changes in value of the assets in the investment products. These changes in the value of the assets in the investment products can result from equity market price changes and investment inflows and outflows. In most cases, fees for these licenses are paid quarterly in arrears and are calculated by multiplying a negotiated basis point fee times the average daily assets in the investment product for the most recent period.

Equity Portfolio Analytics

This category includes revenues from annual, recurring subscriptions to Barra Aegis and our proprietary risk data in it, Equity Models Direct products, and our proprietary equity risk data incorporated in third-party software application offerings (e.g., Barra on Vendors).

Barra Aegis has many uses, including portfolio risk analysis and forecasting, optimization and factor-based portfolio performance attribution. A base subscription for use in portfolio analysis typically involves a subscription to Barra Aegis and various risk data modules. A client may add portfolio performance attribution, optimization tools, process automation tools or other features to its Barra Aegis subscription. By licensing the client to receive additional software modules and risk data, or increasing the number of permitted client users or client locations, we can increase our revenues per client further.

Our Equity Models Direct risk data is distributed directly to clients who then combine it with their own software applications or upload the risk data onto third-party applications. A base subscription to our Equity Models Direct product provides equity risk data for a single country for a set fee that authorizes two users. By licensing the client to receive equity risk model data for additional countries, or increasing the number of permitted client users or client locations, we can further increase our revenues per client.

The Barra on Vendors product makes our proprietary risk data from our Equity Models Direct product available to clients via third party providers, such as FactSet Research Systems, Inc.

Multi-Asset Class Portfolio Analytics

This category includes revenues from annual, recurring subscriptions to BarraOne and Barra TotalRisk together with our proprietary risk data for multiple asset classes. Currently, we are actively selling subscriptions only to BarraOne and related risk data. Once most of the features and functionality of TotalRisk have been added to BarraOne, we plan to decommission TotalRisk. We are offering our TotalRisk clients the opportunity to transition to BarraOne. Therefore, as this transition takes place, revenues from this product group will increasingly come from BarraOne, partially offset by declines in revenues from TotalRisk.

Other Products

This category includes revenues from a number of products, including Barra Cosmos for fixed income analytics, MSCI hedge fund indices, and FEA energy and commodity asset valuation analytics products.

Run Rate

At the end of any period, we generally have subscription and investment product license agreements in place for a large portion of our total revenues for the following 12 months. We measure the fees related to these agreements and refer to this as our “Run Rate.” The Run Rate at a particular point in time represents the forward-looking fees for the next 12 months from all subscriptions and investment product licenses we currently provide to our clients under renewable contracts assuming all contracts that come up for renewal are renewed and assuming then-current exchange rates. For any license whose fees are linked to an investment product’s assets or trading volume, the Run Rate calculation reflects an annualization of the most recent periodic fee earned under such license. The Run Rate does not include fees associated with “one-time” and other non-recurring transactions. In addition, we remove from the Run Rate the fees associated with any subscription or investment product license agreement with respect to which we have received a notice of termination or non-renewal at the time we receive such notice, even if the notice is not effective until a later date.

Because the Run Rate represents potential future fees, there is typically a delayed impact on our operating revenues from changes in our Run Rate. In addition, the actual amount of revenues we will realize over the following 12 months will differ from the Run Rate because of:

•	revenues associated with new subscriptions and one-time sales;

•	modifications, cancellations and non-renewals of existing agreements, subject to specified notice requirements;

•	fluctuations in asset-based fees, which may result from market movements or from investment inflows into and outflows from investment products linked to our indices;

•	fluctuations in fees based on trading volumes of futures and options contracts linked to our indices;

•	price changes;

•	timing differences under GAAP between when we receive fees and the realization of the related revenues; and

•	fluctuations in foreign exchange rates.

Changes in Run Rate between periods reflect increases from new subscriptions, decreases from cancellations, increases or decreases, as the case may be, from the change in the value of assets of investment products linked to MSCI indices, the change in trading volumes of futures and options contracts linked to MSCI indices, price changes and fluctuations in foreign exchange rates.

The following tables set forth our Run Rates as of the dates indicated and the percentage change between the dates indicated:

Run Rate by Product Category

	As of		Percentage Change	As of		% Change Year-over-Year
	May 31, 2008	May 31, 2007		November 30, 2007	November 30, 2006
	(dollar amounts in thousands)
Subscription based fees(1)
Equity indices	$161,147	$129,627	24.3%	$143,718
Equity portfolio analytics	134,509	116,243	15.7%	123,561
Multi-asset class analytics	33,255	24,112	37.9%	30,638
Other	19,315	15,913	21.4%	17,728

Subscription based fees total	348,226	285,895	21.8%	315,645	$264,317	19.4%

Asset based fees
Equity indices(2)	79,358	62,185	27.6%	76,898	43,800	75.6%
Hedge fund indices	2,684	6,217	(56.8)%	4,963	6,880	(27.9)%

Asset based fees total	82,042	68,402	19.9%	81,861	50,680	61.5%

Total Run Rate	$430,268	$354,297	21.4%	$397,505	$314,996	26.2%

(1)	Comparable data for fiscal year 2006 is not available.
(2)	Includes asset based fees for ETFs and passive mutual funds and transaction volume-based fees for futures and options traded on certain MSCI indices and other structured products.

Run Rate by Product Category

	As of		% Change Sequential
	May 31, 2008	February 29, 2008
	(in thousands)
Subscription based fees
Equity indices	$161,147	$154,103	4.6%
Equity portfolio analytics	134,509	131,349	2.4%
Multi-asset class analytics	33,255	31,739	4.8%
Other	19,315	18,400	5.0%

Subscription based fees total	348,226	335,591	3.8%

Asset based fees
Equity indices(1)	79,358	73,358	8.2%
Hedge fund indices	2,684	4,371	(38.6)%

Asset based fees total	82,042	77,729	5.5%

Total Run Rate	$430,268	$413,320	4.1%

(1)	Includes asset based fees for ETFs and passive mutual funds and transaction volume-based fees for futures and options traded on certain MSCI indices and other structured products.

Aggregate and Core Retention Rates

Because subscription cancellations decrease our Run Rate and ultimately our operating revenues, other key metrics are our “Aggregate Retention Rate” and our “Core Retention Rate.” The Aggregate Retention Rate represents the percentage of the Run Rate as of the beginning of the period that is not cancelled during the period. The Aggregate Retention Rate is computed on a product-by-product basis. Therefore, if a client reduces the number of products to which it subscribes or switches between our products, we treat it as a cancellation. In addition, we treat any reduction in fees resulting from renegotiated contracts as a cancellation in the calculation to the extent of the reduction. We do not calculate Aggregate or Core Retention Rates for that portion of our Run Rate attributable to assets in investment products linked to our indices or to trading volumes of futures and options contracts linked to our indices. Aggregate and Core Retention Rates for a non-annual period are annualized. Our Core Retention Rate is calculated in the same way as our Aggregate Retention Rate, except that the Core Retention Rate does not treat switches between products as a cancellation.

The following table sets forth our Aggregate and Core Retention Rates for the fiscal periods indicated:

	Six Months Ended May 31,		Fiscal Years Ended November 30,
	2008	2007	2007	2006	2005
Aggregate Retention Rate	94%	94%	92%	91%	89%
Core Retention Rate(1)	95%	95%	93%

(1)	Data not available for the fiscal years ended November 30, 2006 and 2005.

In recent years on average, approximately 40% of our subscription cancellations for the full year have occurred in the fourth fiscal quarter. As a result, our Aggregate Retention Rate generally has been higher during the first three fiscal quarters and lower in the fourth fiscal quarter.

Expenses

Compensation and benefits expenses represent the majority of our expenses across all of our operating functions, and typically represent approximately 60% of our total operating expenses. These expenses generally contribute to the majority of our expense increases from period to period, reflecting existing staff compensation and benefit increases and increased staffing levels. Continued growth of our staff in lower cost locations around the world is an important factor in our ability to manage and control the growth of our compensation and benefit expenses. An important location for us is Mumbai, India, where we have increased our staff levels significantly since commencing our operations there in early 2004 with a small staff in data management and production. Subsequently, we expanded the scale of our operations there by adding teams in research and administration, as well as by continuing to expand the data management and production team. Our office in Mumbai has grown from 12 employees as of November 30, 2004 to 70 full-time employees as of May 31, 2008. Another important location for us is Budapest, Hungary, where we opened an office in August 2007. We plan to continue to develop this location as an important information technology center, software engineering center and client service center. Our Budapest office had 33 employees as of May 31, 2008.

A significant expense for us is services provided by our principal shareholder, Morgan Stanley. As a majority-owned subsidiary of Morgan Stanley, we have relied on Morgan Stanley to provide a number of administrative support services and facilities. Although we will continue to operate under a services agreement with Morgan Stanley, the amount and composition of our expenses may vary from historical levels as we replace these services with ones supplied by us or by third parties. We are investing in expanding our own administrative functions, including finance, legal and compliance and human resources, as well as information technology infrastructure, to replace services currently provided by Morgan Stanley. Because of initial set-up costs and overlaps with services currently provided by Morgan Stanley, our expenses increased in the second fiscal quarter of 2008. We expect operating expense increases from initial set-up costs and overlaps with the cost of Morgan Stanley services to continue until we have replaced services currently provided by Morgan Stanley. In addition, we are incurring additional costs as a public company, including directors’ compensation, audit, listing fees, investor relations, stock administration and regulatory compliance costs.

Information technology costs, which include market data, amortization of hardware and software products, and telecommunications services, are also an important part of our expense base.

We group our expenses into three categories:

•	Cost of services,

•	Selling, general and administrative (“SG&A”), and

•	Amortization of intangible assets.

Because compensation and benefits represent the majority of our expenses in both the cost of services and SG&A expense categories, we have begun presenting our compensation and non-compensation expenses separately in each of these categories. Other costs associated with the number of employees such as office space and professional services are included in both the cost of services and SG&A expense categories consistent with the allocation of employees to those respective areas.

Cost of Services

Cost of services includes costs related to our research, data management and production, client service, software engineering and product management functions. Costs in these areas include staff compensation and benefits, allocated office space, market data fees and certain information technology services provided by Morgan Stanley. The largest expense in this category is compensation and benefits. As such, they generally contribute to a majority of our expense increases from period to period, reflecting compensation and benefits increases for existing staff and increased staffing levels.

Selling, General and Administrative

Selling, general and administrative includes compensation expenses for our sales and marketing staff, and our finance, human resources, legal and compliance, information technology infrastructure and corporate administration personnel. As with cost of services, the largest expense in this category is compensation and benefits. As such, they generally contribute to a majority of our expense increases from period to period, reflecting compensation and benefits increases for existing staff and increased staffing levels. Other significant expenses are for services provided by Morgan Stanley and office space.

Amortization of Intangible Assets

This category consists of expenses related to amortizing intangible assets arising from the acquisition of Barra in June 2004. At the time of acquisition, the intangible assets had weighted average useful lives ranging from 1.5 to 21.5 years. Our intangible assets consist primarily of technology and software, trademarks and client relationships.

Interest Income (Expense) and Other, net

This category consists primarily of interest we pay on payables to related parties as well as interest on our Credit Facility entered into November 14, 2007 less interest we collect on cash balances, including cash deposited with Morgan Stanley. Average cash balances and the weighted average yield received are the two largest factors that impact interest income from period to period.

Factors Impacting Comparability of Our Financial Results

Our historical results of operations for the periods presented may not be comparable with prior periods or with our results of operations in the future for the reasons discussed below.

Barra Acquisition and Divestiture of POSIT JV

On June 3, 2004, Morgan Stanley completed the acquisition of Barra. On December 1, 2004, Morgan Stanley contributed Barra to us. The contribution of Barra was accounted for as a transfer of net assets between entities under common control and therefore, we have presented our financial position and results of operations as if Barra had been combined with us from the date of the acquisition. Founded in 1975, Barra became a public company in 1991, trading on the NASDAQ under the ticker symbol BARZ.

On February 1, 2005, we sold for $90.0 million our 50% interest in POSIT JV, a joint venture that owned the intellectual property for and certain licenses underlying the POSIT equity crossing system that matches institutional buyers and sellers, to our joint venture partner, ITG. We recorded a pre-tax gain of $6.8 million at the time of sale. We acquired the POSIT JV interest as part of our acquisition of Barra. As part of the sale agreement, we were entitled to additional royalties for a period of 10 years subsequent to the sale pursuant to an earn-out arrangement based on fees earned by ITG related to the POSIT system. In September 2006, ITG exercised its option to accelerate the earn-out period by making a lump sum payment to us of $11.7 million. In addition, we received royalty payments of $3.2 million and $1.0 million in fiscal 2005 and 2006, respectively, prior to the lump sum earn-out payment. With the issuance of FASB Interpretation 46R Consolidation of Variable Interest Entities (FIN 46R), Barra determined that POSIT JV qualified as a variable interest entity. Barra was entitled to 95% of the gains and losses of the joint venture and thus consolidated POSIT JV. We accounted for the results of operations of POSIT JV, the gain on sale of POSIT JV, and the lump sum payment from ITG as discontinued operations in our financial statements.

Our Relationship with Morgan Stanley

Our consolidated financial statements have been derived from the financial statements and accounting records of Morgan Stanley using the historical results of operations and historical bases of assets and liabilities of our business. The historical costs and expenses reflected in our audited consolidated financial statements include an allocation for certain corporate functions historically provided by Morgan Stanley, including human resources, information technology, accounting, legal and compliance, tax, office space leasing, corporate services, treasury and other services. On November 20, 2007, we entered into a services agreement with Morgan Stanley pursuant to which Morgan Stanley and its affiliates agreed to provide us with certain of these services for so long as Morgan Stanley owns more than 50% of our outstanding common stock and for periods, varying for different services, of up to 12 months thereafter. We intend to enter into an amended services agreement upon completion of this offering to provide, among other things, that the foregoing services will continue for so long as Morgan Stanley owns greater than 50% of the total voting power to elect our directors. See “Arrangements Between Morgan Stanley and Us—Services Agreement.”

For the fiscal years ended November 30, 2007, 2006 and 2005, the expense allocations for services provided by Morgan Stanley were $26.4 million, $23.1 million and $20.0 million, respectively. For the six months ended May 31, 2008 compared to the six months ended May 31, 2007, the allocation for services provided by Morgan Stanley decreased to $12.1 million from $12.8 million, as certain corporate charges were eliminated and as we in-sourced services previously provided by Morgan Stanley. These allocations were based on what we and Morgan Stanley considered to be reasonable reflections of the utilization levels of these services required in support of our business and are based on methods that include direct time tracking, headcount, inventory metrics and corporate overhead. The historical information does not necessarily indicate what our results of operations, financial condition or cash flows will be in the future.

Until we complete the process of replacing services currently provided by Morgan Stanley our expenses will increase in the near term due to initial set up costs and overlaps with the costs of Morgan Stanley services. For the six months ended May 31, 2008, expenses associated with replacing services currently provided by Morgan Stanley were $7.8 million. These expenses reflect the costs associated with the enhancement of our own information technology, financial, administrative and other support systems or contracting with third parties to replace Morgan Stanley’s systems. We are also establishing our own accounting and internal auditing functions separate from those provided to us by Morgan Stanley. After we completely replace the services provided by Morgan Stanley, our expenses may be higher or lower in total than the amounts reflected in the consolidated statements of income.

Public Company Expenses

As a public company, we are subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. All of the procedures and practices required as a majority-owned subsidiary of Morgan Stanley were previously established, but we continue to add procedures and practices required as a public company. As a result, we incurred legal, accounting and other expenses during the six months ended May 31, 2008 of $2.4 million that we did not incur during the six months ended May 31, 2007.

July 2007 Dividend

On July 19, 2007, we paid a dividend of $973.0 million, consisting of $325.0 million in cash and $648.0 million of demand notes. Morgan Stanley was issued a demand note in the amount of $625.9 million and Capital Group International was issued a demand note in the amount of $22.1 million. On July 19, 2007, we paid in full the $22.1 million demand note held by Capital Group International.

Founders Grants

On November 6, 2007, our Board of Directors approved the award of founders grants to our employees in the form of restricted stock units and/or options. The aggregate value of the grants, which were made on November 14, 2007, was approximately $68.0 million of restricted stock units and options. The restricted stock units and options vest over a four-year period, with 50% vesting on the second anniversary of the grant date and 25% vesting on each of the third and fourth anniversaries of the grant date. The options have an exercise price per share of $18.00 and have a term of ten years subject to earlier cancellation in certain circumstances. The aggregate value of the options is calculated using the Black-Scholes valuation method.

No stock-based compensation was granted to employees in addition to the one time founders grant for fiscal 2007. Similar to years prior to fiscal 2007, we expect to pay stock-based compensation to employees for fiscal 2008.

The pre-tax expense of the founders grant for the six months ended May 31, 2008 and fiscal year 2007 was approximately $13.9 million and $1.1 million, respectively, prior to any estimated forfeitures. After estimated forfeitures, the pre-tax expense of the founders grant for each of the six months ended May 31, 2008 and fiscal year 2007 was $11.7 million and $0.8 million, respectively. The anticipated pre-tax expense of the founders grant is approximately $26.9 million, $26.2 million, $9.7 million and $4.1 million for the fiscal years ended November 30, 2008, 2009, 2010 and 2011, respectively, prior to any estimated forfeitures. We periodically review our forfeiture estimates and update them as we deem appropriate.

Share Reclassification

On October 24, 2007, our Board of Directors approved the Amended and Restated Certificate of Incorporation, which included: (i) authority to issue 850,000,000 shares of stock, consisting of 500,000,000 shares of class A common stock, par value $0.01 per share, 250,000,000 shares of class B common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share; and (ii) a reclassification of each share of our outstanding common stock into 2,861.235208 shares of class B common stock. All per share computations included in the accompanying consolidated financial statements have been restated to reflect the reclassification.

Weighted Shares Outstanding

In November 2007, we completed our initial public offering in which we issued 16.1 million shares. As such, weighted average common shares outstanding for the six months ended May 31, 2008 includes these additional shares. Weighted average common shares outstanding for the six months ended May 31, 2008 also includes actual shares and restricted stock awards issued to employees and non-employee directors during the quarter.

Credit Facility

On November 14, 2007, we entered into a $500.0 million Credit Facility with Morgan Stanley Senior Funding, Inc. and Bank of America, N.A. as agents for a syndicate of lenders, and other lenders party thereto. The Credit Facility is comprised of a $200.0 million term loan A facility, a $225.0 million term loan B facility, which was issued at a discount of 0.5% of the principal amount resulting in proceeds of approximately $223.9 million, and a $75.0 million revolving credit facility (under which there were no drawings as of May 31, 2008). Outstanding borrowings under the Credit Facility accrue interest at (i) LIBOR plus a fixed margin of 2.50% in the case of the term loan A facility and the revolving credit facility and 3.00% in the case of the term loan B facility or (ii) the base rate plus a fixed margin of 1.50% in the case of the term loan A facility and the revolving credit facility and 2.00% in the case of the term loan B facility, in each case subject to interest rate step downs based on the achievement of consolidated leverage ratio (as defined in the Credit Facility) conditions. The term loan A facility and the term loan B facility will mature on November 20, 2012 and November 20, 2014, respectively. On November 20, 2007, we borrowed $425.0 million (the full amount of the term loans) under the Credit Facility and used the proceeds to pay a portion of the $625.9 million demand note held by Morgan Stanley. The balance of the demand note was paid with the net proceeds from our initial public offering. The revolving credit facility is available for working capital requirements and other general corporate purposes (including the financing of permitted acquisitions), subject to certain conditions, and matures on November 20, 2012. In connection with our Credit Facility, we entered into an interest rate swap agreement on February 13, 2008. See “Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Sensitivity” below.

On April 14, 2008, we met certain conditions as defined in the Credit Facility and qualified for a tier change, resulting in a decrease in the LIBOR fixed margin to 2.25% for the term loan A facility and 2.75% for the term loan B facility. From February 29, 2008 through April 13, 2008, the Credit Facility was bearing interest at 5.59% in the case of the term loan A facility and 6.09% in the case of the term loan B facility. From April 14, 2008 through May 29, 2008, the Credit Facility was bearing interest at 5.34% in the case of the term loan A facility and 5.84% in the case of the term loan B facility. Due to a LIBOR reset, the Credit Facility began bearing interest at 4.90% in the case of the term loan A facility and 5.40% in the case of the term loan B facility on May 30, 2008.

The Credit Facility is guaranteed on a senior secured basis by each of our direct and indirect wholly-owned domestic subsidiaries and secured by a valid and perfected first priority lien and security interest in substantially all of the shares of capital stock of our present and future domestic subsidiaries and up to 65% of the shares of capital stock of our foreign subsidiaries, substantially all of our and our domestic subsidiaries’ present and future property and assets and the proceeds thereof. In addition, the Credit Facility contains certain restrictive covenants and requires us and our subsidiaries to achieve specified financial and operating results and maintain compliance with the following financial ratios on a consolidated basis: (1) the maximum total leverage ratio (as defined in the Credit Facility) measured quarterly on a rolling four-quarter basis shall not exceed (a) 3.75:1.0 through November 30, 2009, (b) 3.50:1.0 from December 1, 2009 through November 30, 2010 and (c) 3.25:1.0 thereafter; and (2) the minimum interest coverage ratio (as defined in the Credit Facility) measured quarterly on a rolling four-quarter basis shall be (a) 3.00:1.0 through November 30, 2009, (b) 3.50:1.0 from December 1, 2009 through November 30, 2010 and (c) 4.00:1.0 thereafter.

In addition, the Credit Facility contains the following affirmative covenants, among others: periodic delivery of financial statements, budgets and officer’s certificates; payment of other obligations; compliance with laws and regulations; payment of taxes and other material obligations; maintenance of property and insurance; performance of material leases; right of the lenders to inspect property, books and records; notices of defaults and other material events and maintenance of books and records.

Currently, we have $413.9 million outstanding under our Credit Facility. We have $75 million available under the revolving credit facility.

As a result of the borrowings under the Credit Facility, we expect interest expense to be substantially higher in future periods than in comparable historical periods.

Results of Operations

Six Months Ended May 31, 2008 Compared to the Six Months Ended May 31, 2007

	For the Six Months Ended May 31,
	2008	2007	Increase/(Decrease)
	(in thousands, except per share data)
Operating revenues	$213,146	$175,821	$37,325	21.2%
Operating expenses
Cost of services	61,597	62,607	(1,010)	(1.6)%
Selling, general and administrative	69,161	44,453	24,708	55.6%
Amortization of intangible assets	14,250	12,531	1,719	13.7%

Total operating expenses	145,008	119,591	25,417	21.3%

Operating income	68,138	56,230	11,908	21.2%
Interest income (expense) and other, net	(9,018)	10,042	(19,060)	(189.8)%
Provision for income taxes	22,555	24,779	(2,224)	(9.0)%

Net income	$36,565	$41,493	$(4,928)	(11.9)%

Earnings per basic common share	$0.37	$0.49	$(0.12)	(24.5)%

Earnings per diluted common share	$0.36	$0.49	$(0.13)	(26.5)%

Operating margin	32.0%	32.0%

Operating Revenues

Operating Revenues by Product Category

	For the Six Months Ended May 31,
	2008	2007	Increase/(Decrease)
	(in thousands)
Equity indices
Equity index subscriptions	$80,613	$66,343	$14,270	21.5%
Equity index asset based fees	37,895	27,691	10,204	36.8%

Total equity indices	118,508	94,034	24,474	26.0%
Equity portfolio analytics	66,244	59,571	6,673	11.2%
Multi-asset class portfolio analytics	16,490	8,701	7,789	89.5%
Other products	11,904	13,515	(1,611)	(11.9)%

Total operating revenues	$213,146	$175,821	$37,325	21.2%

Total operating revenues for the six months ended May 31, 2008 increased 21.2% to $213.1 million compared to $175.8 million for the six months ended May 31, 2007. The growth was driven by an increase in our revenues related to three of our four product categories. Revenues from our subscription products grew 18.3% in the aggregate for first half 2008 to $175.3 million reflecting increased subscriptions from existing clients and new client wins. Approximately 80% of our new subscriptions during first half 2008 came from existing clients. Revenues from equity index asset based fees increased 36.8% for first half 2008 to $37.9 million largely reflecting the increase in the value of ETFs linked to our equity indices.

Revenues from equity indices includes fees from MSCI equity index data subscriptions, fees based on assets in investment products linked to our equity indices, fees from one-time licenses of our equity index historical data, fees from custom MSCI indices and, to a lesser extent, revenues based on the trading volume of futures and options contracts linked to our indices.

Revenues related to equity indices increased $24.5 million, or 26.0%, to $118.5 million in first half 2008 compared to first half 2007. Approximately, $14.3 million, or 58.3%, of the revenue increase was attributable to revenues from equity index subscriptions which increased 21.5% to $80.6 million for first half 2008 largely reflecting growth in subscriptions to our MSCI Global Investable Market Indices, with particular strength in subscriptions to our small cap indices.

Revenues attributable to equity index asset based fees increased $10.2 million, or 36.8%, to $37.9 million in first half 2008 led by growth in our ETF asset based fee revenues. As of May 31, 2008, the value of assets in ETFs linked to MSCI equity indices was $199.6 billion, representing an increase of $49.4 billion, or 32.9%, from $150.2 billion as of May 31, 2007. Approximately 90% of the year-over-year growth in value of assets in ETFs linked to MSCI equity indices was attributable to net asset inflows and 10% was attributable to net asset appreciation. The average value of the assets in ETFs linked to MSCI indices was $183.2 billion for the quarter ended February 29, 2008 and $184.4 billion for the quarter ended May 31, 2008 which compares to the average value of $123.8 billion for the quarter ended February 28, 2007 and $140.8 billion for the quarter ended May 31, 2007. The value of assets in ETFs linked to MSCI indices decreased $22.8 billion from $199.6 billion as of May 31, 2008 to $176.8 billion as of June 30, 2008, primarily as a result of market depreciation.

The three MSCI indices with the largest amount of ETF assets linked to them as of May 31, 2008 were the MSCI EAFE, Emerging Markets and Japan Indices. The assets linked to these indices were $49.0 billion, $40.6 billion and $11.2 billion in assets, respectively.

Revenues for equity portfolio analytics include annual recurring subscriptions to Barra Aegis and our proprietary risk data. Equity Models Direct products and our proprietary equity risk data incorporated in third-party software application offerings (Barra on Vendors).

In first half 2008, revenues related to equity portfolio analytics were $66.2 million, an increase of $6.7 million, or 11.2%, compared to $59.6 million for the six months ended May 31, 2007. The growth reflects continued new subscriptions of our proprietary equity risk data accessed through our Equity Models Direct and Barra on Vendors products. Subscriptions to Barra Aegis also contributed to the growth.

Revenues for multi-asset class portfolio analytics include revenues from recurring subscriptions to BarraOne and Barra TotalRisk and for our proprietary risk data for multiple asset classes.

In first half 2008, revenues related to multi-asset class portfolio analytics were $16.5 million, an increase of $7.8 million, or 89.5%, compared to $8.7 million for the six months ended May 31, 2007. The year-over-year increase is primarily attributable to revenue growth from BarraOne due primarily to strong demand from asset managers and asset owners for our risk management application used for internal risk reporting and compliance reporting. We also benefited from licensing to existing clients our performance attribution module which was launched in first quarter 2008. We are in the process of decommissioning TotalRisk and are providing clients the opportunity to transition to BarraOne.

The other products category includes revenues from Barra Cosmos for fixed income analytics, MSCI hedge fund indices, and FEA energy and commodity asset valuation analytics products.

Revenues from other products decreased 11.9% to $11.9 million in the six months ended May 31, 2008 compared to $13.5 million in the six months ended May 31, 2007. The decline reflects a decrease of 45.9% in asset based fees from investment products linked to MSCI hedge fund indices and a decrease of 21.1% for fixed income analytics offset by a 26.9% increase for our energy and commodity analytics products. The decline in hedge fund indices revenues reflects the decline in the values of assets in investment products linked to our hedge fund indices, which is attributable to market depreciation and investor withdrawals.

Operating Expenses

Operating expenses for first half 2008 increased 21.3% to $145.0 million compared to $119.6 million in the first half 2007. Founders grant expenses for the first half 2008 totaled $11.7 million. Excluding the founders grant expenses, operating expenses increased 11.5% to $133.3 million for first half 2008 with compensation expense increasing 6.8% and non-compensation expense increasing 19.2%. The increase in operating expenses was primarily the result of $7.8 million of expenses associated with replacing services currently provided by Morgan Stanley that were not incurred in first half of 2007. This increase was partially offset by a $0.7 million decrease in the allocation for services currently provided by Morgan Stanley from $12.8 million in first half 2007 to $12.1 million in first half 2008.

Compensation expense increased 23.8% to $85.1 million for first half 2008 compared to $68.7 million for first half 2007. The increase includes $3.1 million of expenses related to the replacement of current Morgan Stanley services. In addition, the increase compared to first half 2007 reflects founders grant expense, higher compensation costs for existing staff and new hires which was partly offset by a movement of personnel to lower cost locations. Non-compensation expense increased 19.2% to $45.7 million for first half 2008 compared to $38.3 million for first half 2007. The increase in non-compensation expense reflects $4.7 million of expenses related to the replacement of current Morgan Stanley services, $2.4 million of public company expenses and $0.9 million of expenses associated with the May 2008 secondary equity offering, partially offset by the decline in the expense allocation from Morgan Stanley of $0.7 million.

In both the cost of services of SG&A expense categories, compensation and benefits represent the majority of our expenses. Other costs associated with the number of employees such as office space and professional services are included in both the cost of services and SG&A expense categories consistent with the allocation of employees to those respective areas. Our operating expenses include the following categories:

	Six Months Ended 31,
	2008	2007	Increase/(Decrease)
	(in thousands)
Cost of services:
Compensation	$39,699	$39,906	$(207)	(0.5)%
Non-compensation expenses	21,898	22,701	(803)	(3.5)%

Total cost of services	61,597	62,607	(1,010)	(1.6)%

Selling, general and administrative:
Compensation	45,368	28,823	16,545	57.4%
Non-compensation expenses	23,793	15,630	8,163	52.2%

Total selling, general and administrative	69,161	44,453	24,708	55.6%

Amortization of intangible assets	14,250	12,531	1,719	13.7%

Total operating expenses	$145,008	$119,591	$25,417	21.3%

Cost of Services

Cost of services includes costs related to our research, data management and production, client service, software engineering and product management functions. Costs in these areas include staff compensation and benefits, allocated office space, market data fees and certain information technology services provided by Morgan Stanley. The largest expense in this category is compensation and benefits. As such, they generally contribute to a majority of our expense increases from period to period, reflecting compensation and benefits increases for existing staff and increased staffing levels.

Cost of services decreased $1.0 million, or 1.6%, to $61.6 million in our costs of services category for first half 2008 compared to first half 2007. Compensation expense decreased 0.5% to $39.7 million for first half 2008 reflecting lower headcount, the movement of personnel to lower cost centers, offset in part, by the founders grant expense of $3.2 million. Non-compensation expense decreased 3.5% to $21.9 million largely as a result of a reduction in the expense allocation from Morgan Stanley.

Selling, General and Administrative

Selling, general and administrative expenses include compensation expenses for our sales and marketing staff, and our finance, human resources, legal and compliance, information technology infrastructure and corporate administration personnel. As with cost of services, the largest expense in this category is compensation and benefits. As such, they generally contribute to a majority of our expense increases from period to period, reflecting compensation and benefits increases for existing staff and increased staffing levels. Other significant expenses are for services provided by Morgan Stanley and office space.

Selling, general and administrative expenses increased 55.6% to $69.2 million for first half 2008. Compensation expenses of $45.4 million increased by $16.6 million, or 57.4%, for the first half 2008 compared to $28.8 million for first half 2007. This increase was attributable to amortization of founders grant expenses, higher compensation costs for existing staff, increased staffing levels related to the replacement of current Morgan Stanley services and higher bonus accruals. The amortization of the founders grant expense was $8.5 million for first half 2008. No founders grant expense was incurred for the same period in 2007.

Non-compensation expenses increased for first half 2008, by $8.2 million, or 52.2%, to $23.8 million. The increase in non-compensation expense reflects $4.7 million of expenses related to the replacement of services currently provided by Morgan Stanley, $2.4 million of public company expenses, and $0.9 million of expenses associated with the May 2008 secondary equity offering.

Founders Grant

Expenses related to the founders grant of $11.7 million for first half 2008 reflected the amortization of share based compensation expense associated with restricted stock units and options awarded to employees as a one-time grant which became effective in connection with our IPO completed during November 2007. In first half 2007, there were no expenses associated with the founders grant.

Interest Income (Expense) and Other, Net

Interest income (expense) and other, net was an expense of $9.0 million in first half 2008 compared to income of $10.0 million in first half 2007. The $19.1 million decrease reflects a reduction of interest income resulting from lower cash balances and an increase in interest expense due to interest paid on term loan borrowings under our Credit Facility, which was partially offset by $1.4 million of interest income on a federal income tax refund.

Income Taxes

The provision for income taxes decreased 9.0% to $22.6 million in first half 2008 as a result of lower pre-tax income. The effective tax rate for first half 2008 was 38.2% compared to 37.4% in second quarter 2007. The increase is largely due to a higher portion of our income being subject to US income tax rather than non-US income taxes.

Fiscal Year Ended November 30, 2007 Compared to Fiscal Year Ended November 30, 2006

Results of Operations

	For the Fiscal Years Ended November 30,
	2007	2006	Increase/(Decrease)
	(in thousands, except per share data)
Operating revenues	$369,886	$310,698	$59,188	19.1%
Operating expenses
Cost of services	121,711	115,426	6,285	5.4%
Selling, general and administrative	92,477	85,820	6,657	7.8%
Amortization of intangible assets	26,353	26,156	197	0.8%

Total operating expenses	240,541	227,402	13,139	5.8%

Operating income	129,345	83,296	46,049	55.3%
Interest income (expense) and other, net	3,947	16,173	(12,226)	(75.6)%
Provision for income taxes	52,181	36,097	16,084	44.6%
Discontinued operations, net of tax	—	8,073	(8,073)	(100.0)%

Net income	$81,111	$71,445	$9,666	13.5%

Earnings per basic common share
Continuing operations	$0.96	$0.76	$0.20	26.3%
Discontinued operations	—	0.10	(0.10)	(100.0)%

Earnings per basic common share	$0.96	$0.85	$0.11	12.9%

Earnings per diluted common share
Continuing operations	$0.96	$0.76	$0.20	26.3%
Discontinued operations	—	0.10	(0.10)	(100.0)%

Earnings per basic common share	$0.96	$0.85	$0.11	12.9%

Operating margin	35.0%	26.8%

Revenues

	For the Fiscal Year Ended November 30,
	2007	2006	Increase/(Decrease)
	(in thousands)
Equity indices
Equity index subscriptions	$137,089	$117,752	$19,337	16.4%
Equity index asset based fees	62,903	39,020	23,883	61.2%

Total equity indices	199,992	156,772	43,220	27.6%
Equity portfolio analytics	120,648	110,007	10,641	9.7%
Multi-asset class portfolio analytics	23,070	16,873	6,197	36.7%
Other products	26,176	27,046	(870)	(3.2)%

Total operating revenues	$369,886	$310,698	$59,188	19.1%

Revenues increased $59.2 million, or 19.1%, to $369.9 million for fiscal 2007 compared to fiscal 2006, with significant percentage gains across three of our four major product categories. The increase reflects increased revenues from equity indices, equity portfolio analytics, and multi-asset class portfolio analytics. Price increases added very little to our revenue growth.

Revenues from equity indices increased $43.2 million, or 27.6%, to $200.0 million in fiscal 2007 compared to fiscal 2006. Approximately $23.9 million, or 55.3%, of the revenue increase was attributable to increases in fees based on assets of investment products linked to MSCI indices, and the balance to additional index subscriptions from existing and new clients. Growth of assets in ETFs linked to our equity indices drove the higher fees we received from assets in investment products. The majority of growth in assets under management was the result of increased investment flows into the ETFs.

Revenues from equity portfolio analytics increased $10.6 million, or 9.7%, to $120.6 million in fiscal 2007 compared to fiscal 2006. The increase was the result of strong new subscription growth for our equity risk models and related analytics products with a notable increase in demand for our proprietary equity risk data through third-party software vendors. In addition, this increase was due to significantly higher retention rates for Barra Aegis.

Revenues from multi-asset class portfolio analytics increased $6.2 million, or 36.7%, to $23.1 million in fiscal 2007 compared to fiscal 2006. The increase primarily reflects additional subscriptions to BarraOne by asset owners and fund managers with notable strength from EMEA and the Americas. The increase in BarraOne revenue was offset in part by a decline in revenues from TotalRisk due to our decision in late 2006 to stop licensing subscriptions to TotalRisk.

Revenues from other products decreased $0.9 million, or 3.2%, to $26.2 million in fiscal 2007 compared to fiscal 2006. The decrease is principally the result of the cancellation of a large fixed income index subscription at the end of first quarter 2007 and decreased revenues from MSCI hedge fund indices due to declining asset levels of investment products linked to these indices. The decrease was mitigated by strong growth in our energy and commodity valuation analytics product subscriptions marketed under the FEA brand.

Expenses

	For the Fiscal Year Ended November 30,
	2007	2006	Increase/(Decrease)
	(in thousands)
Cost of services	$121,711	$115,426	$6,285	5.4%
Selling, general and administrative	92,477	85,820	6,657	7.8%
Amortization of intangible assets	26,353	26,156	197	0.8%

Total operating expenses	$240,541	$227,402	$13,139	5.8%

Total operating expenses of $240.5 million for the fiscal year ended November 30, 2007 were $13.1 million or 5.8% higher compared to fiscal 2006. Excluding the founders grant expense of $0.8 million, operating expenses increased 5.4% to $239.7 million for fiscal 2007 with compensation expense increasing 10.1% and non-compensation expense remaining unchanged. For fiscal 2007, compensation and benefit expenses represented 55.8% of the total operating expenses compared to 53.2% in fiscal 2006. Excluding expenses related to the founders grant of $0.8 million and the $9.7 million of non-recurring items in 2006 ($9.1 million of selling, general and administrative expenses, which are discussed below), expenses for fiscal 2007 increased 10.4%, comprised of compensation and benefits costs increases of 14.9% and non-compensation expenses increases of 5.3%, compared to fiscal year 2006.

Cost of services

Cost of services increased $6.3 million, or 5.4%, to $121.7 million in fiscal 2007 compared to fiscal 2006. The majority of the increase, $3.8 million, was driven by increased personnel costs that reflected hires made in the second half of 2006 in the information technology group as well as the hiring of a Chief Operating Officer.

Additional market data costs, including costs associated with introducing the GIMI methodology, rent increases from adding business continuity space in Hong Kong and London, as well as higher allocations of information technology and administrative expenses from Morgan Stanley, were the largest contributors to non-compensation expense growth. As a percentage of revenues, cost of services declined to 32.9% from 37.2%.

Selling, general and administrative

Selling, general and administrative expenses increased $6.7 million, or 7.8%, to $92.5 million in fiscal 2007 compared to fiscal 2006. This increase was mainly due to an increase in compensation and benefit expenses, which increased $9.3 million, or 19.1%, due to the hiring of additional employees in the second half of 2006, and increased compensation and benefit costs for existing personnel. Overall, non-compensation expenses decreased year-over-year by $2.6 million, or 7.0%.

Fiscal 2006 included a number of expense items not repeated in fiscal 2007 which totaled $9.1 million. These non-recurring expenses included accrued stock based compensation expense for equity awards for retirement eligible employees, recruitment fees associated with senior staff additions and acquisition related costs. Excluding these $9.1 million of non-recurring items in 2006, expenses for fiscal 2007 increased by 20.5% compared to fiscal 2006. This increase included a 30.7% increase in compensation and benefit expenses and a 6.8% increase in non-compensation expenses. The increase in compensation and benefit expenses was driven by the full year cost in fiscal 2007 related to staff hires made in the second half of 2006 and increased compensation and benefit costs for existing personnel. Increases in non-compensation costs for fiscal 2007 were due to an increase in the allocation of general and administrative expenses from Morgan Stanley and travel expenses incurred as a result of the growth of our sales organization.

As a percentage of revenues, selling, general and administrative expenses declined to 25.0% from 27.6%.

Amortization of intangible assets

Amortization expense increased $0.2 million, or 0.8%, to $26.4 million in fiscal 2007 compared to fiscal 2006. As a percentage of revenues, amortization expense declined to 7.1% from 8.4%.

Interest income (expense) and other, net

Interest income (expense) and other, net was $3.9 million for fiscal year 2007, a decrease of 75.6% compared to fiscal year 2006. The net decrease was the result of an increase in gross interest expense and a reduction of gross interest income. Gross interest income decreased as a result of holding substantially lower cash balances resulting from the payment of the $973 million dividend to Morgan Stanley and Capital Group International. We experienced higher gross interest expense on account of interest due on the demand note issued to Morgan Stanley in July 2007 and, following repayment of the demand note, on borrowings of $425.0 million under the Credit Facility we entered into simultaneously with the completion of our initial public offering. See “Liquidity and Capital Resources” below.

Provision for income taxes

Our provision for income taxes increased $16.1 million, or 44.6%, to $52.2 million for fiscal 2007. The effective tax rate for fiscal 2007 increased to 39.1% from 36.3% in fiscal 2006. The increase reflects higher taxable earnings and two significant adjustments to the tax provision.

As a result of a recent settlement entered into by Morgan Stanley with New York State and New York City tax authorities, we will now be included in the combined New York State and New York City income tax returns of Morgan Stanley, and have increased taxes, for the period 1999 through 2007. When filing as a separate taxpayer, our New York State and New York City income taxes were lower than when calculated as part of

Morgan Stanley’s combined state and local income tax return over the applicable period. Consequently, we recorded an adjustment of $3.7 million for tax and interest (net of federal tax benefit) relating to tax years 1999 through 2007 to reflect the additional taxes owed.

The other component of the increased income tax provision is the establishment of additional tax reserves of $1.7 million related to the potential disallowance of certain Research and Experimental tax credits previously allocated to us.

So long as we are included in the consolidated federal income tax return of Morgan Stanley and in returns filed by Morgan Stanley with certain state and foreign taxing jurisdictions, our tax liability will reflect amounts due as outlined under our tax sharing agreement dated November 20, 2007 with Morgan Stanley.

Fiscal Year Ended November 30, 2006 Compared to Fiscal Year Ended November 30, 2005

Results of Operations

	For the Fiscal Years Ended November 30,
	2006	2005	Increase/(Decrease)
	(in thousands, except per share data)
Operating revenues	$310,698	$278,474	$32,224	11.6%
Operating expenses
Cost of services	115,426	106,598	8,828	8.3%
Selling, general and administrative	85,820	70,220	15,600	22.2%
Amortization of intangible assets	26,156	28,031	(1,875)	(6.7)%

Total operating expenses	227,402	204,849	22,553	11.0%

Operating income	83,296	73,625	9,671	13.1%
Interest income (expense) and other, net	16,173	7,272	8,901	122%
Provision for income taxes	36,097	30,449	5,648	18.5%
Discontinued operations, net of tax	8,073	3,793	4,280	113%
Cumulative effect of change in accounting principle	—	313	(313)	(100.0)%

Net income	$71,445	$54,554	$16,891	31.0%

Earnings per basic common share
Continuing operations	$0.76	$0.60	$0.16	26.7%
Discontinued operations	0.10	0.05	0.05	100.0%

Earnings per basic common share	$0.85	$0.65	$0.20	30.8%

Earnings per diluted common share
Continuing operations	$0.76	$0.60	$0.16	26.7%
Discontinued operations	0.10	0.05	0.05	100.0%

Earnings per basic common share	$0.85	$0.65	$0.20	30.8%

Operating margin	26.8%	26.4%

Revenues

	For the Fiscal Year Ended November 30,
	2006	2005	Increase/(Decrease)
	(in thousands)
Equity indices
Equity index subscriptions(1)	$117,752
Equity index asset based fees(1)	39,020

Total equity indices	156,772	$126,533	$30,239	23.9%
Equity portfolio analytics	110,007	106,594	3,413	3.2%
Multi-asset class portfolio analytics	16,873	17,260	(387)	(2.2)%
Other products	27,046	28,087	(1,041)	(3.7)%

Total operating revenues	$310,698	$278,474	$32,224	11.6%

(1)	Comparable data for fiscal year 2005 is not available.

Revenues increased $32.2 million, or 11.6%, to $310.7 million for fiscal 2006 compared to fiscal 2005. Growth in index subscriptions was the main driver while increased asset-based fees attributable to higher assets of investment products linked to MSCI equity indices also contributed strongly to revenue growth. The increase also reflects increased revenues from equity portfolio analytics partially offset by a decrease in revenues from our multi-asset class portfolio analytics products and other products including hedge fund indices. Price increases contributed very little to our revenue growth.

Revenues from equity indices increased $30.2 million, or 23.9%, to $156.8 million in fiscal 2006 compared to fiscal 2005. Approximately $21.0 million, or 70%, of the revenue increase was attributable to index subscriptions and the remainder to fees based on assets of investment products linked to MSCI indices. Growth of assets in ETFs linked to our equity indices drove the higher fees we received from assets of investment products. A majority of the growth in assets under management was the result of increased investment flows into the ETFs.

Revenues from equity portfolio analytics increased $3.4 million, or 3.2%, to $110.0 million in fiscal 2006 compared to fiscal 2005. The increase reflects additional subscriptions to Equity Models Direct by existing and new clients as well as higher Retention Rates for Barra Aegis.

Revenues from multi-asset class portfolio analytics decreased $0.4 million, or 2.2%, to $16.9 million in fiscal 2006 compared to fiscal 2005. The decrease stems from a decline in TotalRisk revenues of $1.8 million, attributable to lower Retention Rates as well as our decision to stop licensing subscriptions to TotalRisk and gradually transition clients from TotalRisk to BarraOne. The decline in TotalRisk revenues was offset in part by a $1.4 million increase from BarraOne revenues attributable to new subscriptions from asset owners and balanced fund managers.

Revenues from other products decreased $1.0 million, or 3.7%, due to lower fees attributable to reduced assets of investment products linked to our hedge fund indices. The decrease was mitigated by strong growth in our energy and commodity valuation analytics product subscriptions marketed under the FEA brand.

Expenses

	For the Fiscal Year Ended November 30,
	2006	2005	Increase/(Decrease)
	(in thousands)
Cost of services	$115,426	$106,598	$8,828	8.3%
Selling, general and administrative	85,820	70,220	15,600	22.2%
Amortization of intangible assets	26,156	28,031	(1,875)	(6.7)%

Total operating expenses	$227,402	$204,849	$22,553	11.0%

Total expenses of $227.4 million for the fiscal year ended November 30, 2006 were $22.6 million, or 11%, higher compared to fiscal 2005. Compensation and benefits continue to account for our largest expense increase, accounting for $12.9 million in growth from the prior year. This increase stems from hiring personnel to support business growth mainly in the U.S. and Europe and the hiring of a Chief Operating Officer and a Chief Financial Officer. Additional increases were principally due to rises in general and administrative expenses from Morgan Stanley, information technology and software engineering costs. The percentage of compensation and benefits expenses of total operating expenses remained unchanged at 53% in fiscal 2006, as compared to fiscal 2005.

Cost of services

Cost of services increased $8.8 million, or 8.3%, to $115.4 million in fiscal 2006 versus 2005. The rise mainly stems from higher research, information technology and software engineering costs incurred in order to add new product features and to expand the breadth of our equity securities universe. The increase is also attributable to the hiring of a Chief Operating Officer. In addition, allocations from Morgan Stanley increased by $2.4 million to reflect our expanded use of services after we migrated Barra onto Morgan Stanley platforms. As a percentage of revenues, cost of services declined to 37% in fiscal 2006 from 38% in 2005.

Selling, general and administrative

Selling, general and administrative expenses increased $15.6 million, or 22.2%, to $85.8 million in fiscal 2006 compared to fiscal 2005. The primary drivers of the increase in fiscal 2006 were an increase in personnel and occupancy costs. The increase in personnel costs was a result of expanding staffing in the sales organization and information technology infrastructure areas, as well as the hiring of a Chief Financial Officer. The hiring also caused recruiting expenses to increase substantially compared to 2005. Higher occupancy costs were attributable to the expansion of office space and the establishment of business continuity sites in Hong Kong and London. As a percentage of revenues, selling, general and administrative expenses increased to 28% from 25%.

Amortization of intangible assets

Amortization expense decreased $1.9 million, or 6.7%, to $26.2 million in fiscal 2006 compared to fiscal 2005. The decrease principally reflects the full amortization of some components of our identified intangibles, primarily related to developed technology for our energy and commodity products, by the end of fiscal 2005. As a percentage of revenues, amortization expense decreased to 8% from 10%.

Interest income (expense) and other, net

Interest income (expense) and other, net was $16.2 million in fiscal 2006, an increase of $8.9 million compared to fiscal 2005. The increase reflects higher average cash balances, including cash deposited with Morgan Stanley, and higher average interest rates earned on these balances, as well as a $1.1 million gain associated with the sale of our interest in two unconsolidated companies, LoanPerformance and ValuBond, in the fourth quarter of fiscal 2006. As a percentage of revenues, interest income (expense) and other, net increased to 5% from 3%.

Provision for income taxes

Our provision for income taxes increased $5.6 million, or 19%, to $36.1 million in fiscal 2006 compared to fiscal 2005. The effective tax rate decreased to 36.3% from 37.7% in fiscal 2006 compared to fiscal 2005. This decrease primarily reflects lower tax rates applicable to non-U.S. earnings during fiscal 2006. Effective tax rates are subject to change based on the taxable income in all the jurisdictions in which we do business.

Discontinued operations

Income from discontinued operations, net of tax, increased $4.3 million, or 112.8%, to $8.1 million in fiscal 2006 compared to fiscal 2005. Pre-tax income from discontinued operations increased $6.9 million, or 117.2%, to $12.7 million in fiscal 2006 compared to fiscal 2005. On February 1, 2005, we sold our interest in POSIT JV to our joint venture partner, ITG, for $90.0 million. We recorded a pre-tax gain of $6.8 million at the time of sale. As part of the sale agreement, we were entitled to additional royalties for a period of 10 years subsequent to the sale through an earn-out arrangement, based on fees earned by ITG related to the POSIT system. In September 2006, ITG exercised its option to accelerate the earn-out period by making a lump sum payment to us of $11.7 million. In addition, we received royalty payments of $1.0 million and $3.2 million in fiscal 2006 and 2005, respectively, prior to the lump sum earn-out payment.

Liquidity and Capital Resources

We require capital to fund ongoing operations, internal growth initiatives and acquisitions. Our working capital requirements and funding for capital expenditures, strategic investments and acquisitions were historically part of the corporate-wide cash management program of Morgan Stanley. We are solely responsible for the provision of funds to finance our working capital and other cash requirements.

Our primary sources of liquidity are cash flows generated from our operations, existing cash and cash equivalents and funds available under the Credit Facility. We intend to use these sources of liquidity to service our debt and fund our working capital requirements, capital expenditures, investments and acquisitions. In connection with our business strategy, we regularly evaluate acquisition opportunities. We believe our liquidity, along with other financing alternatives, will provide the necessary capital to fund these transactions and achieve our planned growth.

As described in “—Factors Impacting Comparability of our Financial Results—July 2007 Dividend,” we paid a dividend of $973.0 million, consisting of $325.0 million in cash and $648.0 million of demand notes, on July 19, 2007. Morgan Stanley was issued a demand note in the amount of $625.9 million and Capital Group International was issued a demand note in the amount of $22.1 million. On July 19, 2007, we paid in full in cash the $22.1 million demand note held by Capital Group International.

On November 14, 2007, we entered into a $500.0 million Credit Facility with Morgan Stanley Senior Funding, Inc. and Bank of America, N.A. as agents for a syndicate of lenders, and other lenders party thereto. The Credit Facility is comprised of a $200.0 million term loan A facility, a $225.0 million term loan B facility, which was issued at a discount of 0.5% of the principal amount resulting in proceeds of approximately $223.9 million, and a $75.0 million revolving credit facility (under which there were no drawings as of May 31, 2008). Outstanding borrowings under the Credit Facility accrue interest at (i) LIBOR plus a fixed margin of 2.50% in the case of the term loan A facility and the revolving credit facility and 3.00% in the case of the term loan B facility or (ii) the base rate plus a fixed margin of 1.50% in the case of the term loan A facility and the revolving credit facility and 2.00% in the case of the term loan B facility, in each case subject to interest rate step downs based on the achievement of consolidated leverage ratio (as defined in the Credit Facility) conditions. On April 14, 2008, we met certain conditions as defined in the Credit Facility and qualified for a tier change, resulting in a decrease in the LIBOR fixed margin to 2.25% for the term loan A facility and 2.75% for the term loan B facility. The term loan A facility and the term loan B facility will mature on November 20, 2012 and

November 20, 2014, respectively. On November 20, 2007, we borrowed $425.0 million (the full amount of the term loans) under the Credit Facility and used the proceeds to pay a portion of the $625.9 million demand note held by Morgan Stanley. The balance of the demand note was paid with the net proceeds from our initial public offering. The revolving credit facility is available for working capital requirements and other general corporate purposes (including the financing of permitted acquisitions), subject to certain conditions, and matures on November 20, 2012. In connection with our Credit Facility, we entered into an interest rate swap agreement on February 13, 2008. See “Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Sensitivity” below.

The Credit Facility is guaranteed on a senior secured basis by each of our direct and indirect wholly-owned domestic subsidiaries and secured by a valid and perfected first priority lien and security interest in substantially all of the shares of capital stock of our present and future domestic subsidiaries and up to 65% of the shares of capital stock of our foreign subsidiaries, substantially all of our and our domestic subsidiaries’ present and future property and assets and the proceeds thereof. In addition, the Credit Facility contains certain restrictive covenants that limit our ability and our existing or future subsidiaries’ abilities, among other things, to:

•	incur liens;

•	incur additional indebtedness;

•	make or hold investments;

•	merge, dissolve, liquidate, consolidate with or into another person;

•	sell, transfer or dispose of assets;

•	pay dividends or other distributions in respect of our capital stock;

•	change the nature of our business;

•	enter into any transactions with affiliates other than on an arm’s length basis (except as described in “Arrangements Between Morgan Stanley and Us”); and

•	prepay, redeem or repurchase debt.

The Credit Facility also requires us and our subsidiaries to achieve specified financial and operating results and maintain compliance with the following financial ratios on a consolidated basis: (1) the maximum total leverage ratio (as defined in the Credit Facility) measured quarterly on a rolling four-quarter basis shall not exceed (a) 3.75:1.0 through November 30, 2009, (b) 3.50:1.0 from December 1, 2009 through November 30, 2010 and (c) 3.25:1.0 thereafter; and (2) the minimum interest coverage ratio (as defined in the Credit Facility) measured quarterly on a rolling four-quarter basis shall be (a) 3.00:1.0 through November 30, 2009, (b) 3.50:1.0 from December 1, 2009 through November 30, 2010 and (c) 4.00:1.0 thereafter.

In addition, the Credit Facility contains the following affirmative covenants, among others: periodic delivery of financial statements, budgets and officer’s certificates; payment of other obligations; compliance with laws and regulations; payment of taxes and other material obligations; maintenance of property and insurance; performance of material leases; right of the lenders to inspect property, books and records; notices of defaults and other material events and maintenance of books and records.

Currently, we have $413.9 million outstanding under our Credit Facility. We have $75 million available under the revolving credit facility.

As a result of the borrowings under the Credit Facility, we expect interest expense to be substantially higher in future periods than in comparable historical periods.

Cash Flows

Cash and cash equivalents and cash deposited with related parties

	As of
	May 31, 2008	November 30, 2007
	(in thousands)
Cash and cash equivalents	$32,294	$33,818
Cash deposited with related parties	203,315	137,625

Total	$235,609	$171,443

Cash and cash equivalents were $32.3 million, and $33.8 million as of May 31, 2008 and November 30, 2007, respectively. This constituted approximately 3.2% of total assets as of May 31, 2008 and 3.7% of total assets as of November 30, 2007. Prior to July 1, 2008, excess cash was deposited with Morgan Stanley and was shown separately on the balance sheet under cash deposited with related parties. Cash deposited with Morgan Stanley was $203.3 million and $137.6 million as of May 31, 2008 and November 30, 2007, respectively, representing approximately 20.3% and 15.2% of total assets, respectively. Our cash, including cash equivalents and cash deposited with related parties, increased from November 30, 2007, primarily as a result of net cash provided by operations. We believe that our cash flow from operations (including prepaid subscription fees), together with existing cash balances, will be sufficient to meet our cash requirements for capital expenditures and other cash needs for ongoing business operations for at least the next 12 months.

On June 30, 2008, at our instruction, Morgan Stanley transferred our cash held on deposit to us and following the transfer, we deposited the cash predominately with Bank of America.

Cash provided by operating activities and used in investing and financing activities

	For the six months ended May 31,
	2008	2007
	(in thousands)
Cash provided by operating activities	$80,737	$41,385
Cash used in investing activities	$(71,510)	$(37,136)
Cash used in financing activities	$(11,682)	$—

Cash flows provided by operating activities

Cash flow from operating activities for the six months ended May 31, 2008 was $80.7 million compared to $41.4 million for the prior year. The increase reflects the timing of amounts paid to Morgan Stanley and higher net income after adjusting for non-cash items.

Our primary uses of cash from operating activities are for payment of cash compensation expenses, office rent, technology costs and services provided by Morgan Stanley. The payment of cash compensation expense is historically at its highest level in the first quarter when we pay discretionary employee compensation related to the previous fiscal year. We expect to meet all interest obligations on outstanding borrowings under the Credit Facility from cash generated by operations.

Cash flows used in investing activities

Cash flows used in investing activities include cash used for capital expenditures and cash deposited with Morgan Stanley. During the six months ended May 31, 2008, we had a net cash outflow of $71.5 million from investing activities primarily due to cash deposited with Morgan Stanley of $65.7 million. Capital expenditures totaled $5.8 million in the six months ended May 31, 2008, relating primarily to the purchase of computer equipment and build-out costs of leased office space as we continue to replace services currently provided by Morgan Stanley. We anticipate funding any future capital expenditures from our cash balances.

Cash flows used in financing activities

Cash flows used in financing activities was $11.7 million in the six months ended May 31, 2008, largely reflecting scheduled repayments on the outstanding long-term debt.

	As of and for the Fiscal Year Ended November 30,
	2007	2006	2005
	(in thousands)
Cash and cash equivalents	$33,818	$24,362	$23,411
Cash deposited with related parties	$137,625	$330,231	$252,882
Cash provided by operating activities	$110,225	$83,665	$59,881
Cash provided by (used in) investing activities	$192,071	$(79,764)	$(63,708)
Cash used in financing activities	$(292,064)	$(5,000)	$—

Cash and cash equivalents and cash deposited with related parties

Cash and cash equivalents were $33.8 million, $24.4 million and $23.4 million as of November 30, 2007, 2006 and 2005, respectively. This constituted approximately 3.7% of total assets as of November 30, 2007 and 2.2% as of each of November 30, 2006 and 2005, respectively. Prior to July 1, 2008, excess cash was deposited with Morgan Stanley and was shown separately on the balance sheet under cash deposited with related parties. Cash deposited with related parties was $137.6 million, $330.2 million and $252.9 million as of November 30, 2007, 2006 and 2005, respectively, representing approximately 15.2%, 29.7% and 24.1% of total assets, respectively. Our cash, including cash equivalents and cash deposited with related parties decreased in fiscal 2007. This decrease was primarily the result of cash used in financing activities, representing the payment of a cash dividend of $973.0 million. We believe that our cash flow from operations (including prepaid subscription fees), together with existing cash balances, will be sufficient to meet our cash requirements for capital expenditures and other cash needs for ongoing business operations for at least the next 12 months and the foreseeable future.

Cash flows provided by (used in) operating activities

In fiscal 2007, our operating cash flow reflected net income of $81.1 million, adjusted for non-cash items such as amortization of intangible assets of $26.4 million and depreciation of $1.5 million. During fiscal 2007, we generated operating cash flows of $35.2 million from the settlement of related party balances. Our collections were offset by our payment of $47.5 million in settlement of related party balances owed and by an increase in accounts receivable.

Our primary uses of cash from operating activities are for payment of cash compensation expenses, office rent, technology costs and services provided by Morgan Stanley. In addition, we expect to meet all interest obligations on outstanding borrowings under the Credit Facility from cash generated by operations. The payment of cash compensation expenses is historically at its highest level in the first quarter when we pay discretionary employee compensation related to the previous fiscal year.

Timing differences relating to the payment of amounts due to related parties between fiscal 2007 and fiscal 2006 caused us to use $47.5 million of cash during fiscal 2007 in settlement of related party balances.

Cash flows provided by (used in) investing activities

Cash flows from investing activities include cash used for capital expenditures, cash deposited with Morgan Stanley and cash received from the sale of discontinued operations. In fiscal 2007, the amount of cash deposited with Morgan Stanley decreased by $192.6 million as a result of the payment of the $973.0 million cash dividend offset by the proceeds of our initial public offering and the borrowings against the Credit Facility. Capital expenditures totaled $0.5 million in fiscal 2007, relating primarily to the purchase of computer equipment and build-out costs of leased office space. We anticipate funding any future capital expenditures out of our operating cash flows.

In fiscal 2005, we sold our interest in POSIT JV to our joint venture partner, ITG, for $90.0 million. We deposited the cash proceeds from this sale with Morgan Stanley, contributing in part to the increase of $154.0 million in cash deposited with related parties during fiscal 2005.

Cash flows used in financing activities

Cash flows from financing activities largely represent payments for cash dividends. Cash dividends paid in fiscal years 2007, 2006 and 2005 amounted to $973.0 million, 5.0 million and $0.0 million, respectively. During fiscal 2007, the net cash used in financing activities was $292.1 million, representing the payment of a portion of a dividend of $973.0 million. The remainder of the dividend was paid with a portion of the proceeds from our initial public offering and from borrowings under our Credit Facility.

Contractual Obligations

Our contractual obligations consist primarily of leases for office space, capital leases for equipment and other operating leases, obligations to vendors arising out of market data contracts and obligations arising from borrowings under the Credit Facility. The following summarizes our contractual obligations:

	Fiscal Year
As of May 31, 2008	Total	2008	2009	2010	2011	2012	Thereafter
	(in thousands)
Operating leases	$45,030	$4,742	$8,462	$7,432	$6,828	$6,549	$11,017
Vendor obligations	$3,181	$2,528	$440	$102	$111	$—	$—
Term loans	$413,875	$11,125	$22,250	$42,250	$42,250	$82,250	$213,750

Total contractual obligations	$462,086	$18,395	$31,152	$49,784	$49,189	$88,799	$224,767

Off-Balance Sheet Arrangements

We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Estimates

Our condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). These accounting principles require us to make certain estimates and judgments that can affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the periods presented. We believe the estimates and judgments upon which we rely are reasonable based upon information available to us at the time these estimates and judgments are made. To the extent there are material differences between these estimates and actual results, our consolidated financial statements will be affected. The accounting policies that reflect our more significant estimates and judgments and that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include revenue recognition, research and development and software capitalization, allowance for doubtful accounts, tax contingencies, impairment of long-lived assets and accrued compensation. If different assumptions or conditions were to prevail, the results could be materially different from our reported results.

Revenue Recognition

Revenue related to our non-software-related recurring arrangements is recognized pursuant to the requirements of Emerging Issues Task Force 00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables.” Under EITF 00-21, transactions with multiple elements should be considered separate units of accounting if all of the following criteria are met:

•	The delivered item has stand-alone value to the client,

•	There is objective and reliable evidence of the fair value of the undelivered item(s), and

•	If the arrangement includes a general right of return, delivery or performance of the undelivered items is considered probable and substantially in the control of the vendor.

We have signed subscription agreements with all of our clients that set forth the fees paid to us by the clients. Further, we regularly assess the receivable balances for each client. Our subscription agreements for these products include provisions that, among other things, allow clients, for no additional fee, to receive updates and modifications that may be made from time to time, for the term of the agreement, typically one year. As we currently do not have objective and reliable evidence of the fair value of this element of the transaction, we do not account for the delivered item as a separate element. Accordingly, we recognize revenue ratably over the term of the license agreement.

Our software-related recurring revenue arrangements do not require significant modification or customization of any underlying software applications being licensed. Accordingly, we recognize software revenues excluding the energy and commodity asset valuation analytics products, pursuant to the requirements of Statement of Position (“SOP”) 97-2, “Software Revenue Recognition,” as amended by SOP 98-9 “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions.” In accordance with SOP 97-2, we begin to recognize revenues from subscriptions, maintenance and client technical support, and professional services when all of the following criteria are met: (1) we have persuasive evidence of a legally binding arrangement, (2) delivery has occurred, (3) client fee is deemed fixed or determinable, and (4) collection is probable.

We have signed subscription agreements with all of our clients that set forth the fees paid to us by the clients. Further, we regularly assess the receivable balances for each client. Our subscription agreements for software products include provisions that, among other things, would allow clients to receive unspecified future software upgrades for no additional fee as well as the right to use the software products with maintenance for the term of the agreement, typically one year. As we do not have vendor specific objective evidence (“VSOE”) for these elements (except for the support related to energy and commodity asset valuation products), we do not account for these elements separately. Accordingly, except for revenues related to energy and commodity asset valuation products, we recognize revenue ratably over the term of the license agreement.

Our software license arrangements generally do not include acceptance provisions. Such provisions generally allow a client to test the software for a defined period of time before committing to license the software. If a license agreement includes an acceptance provision, we do not record subscription revenues until the earlier of the receipt of a written client acceptance or, if not notified by the client that it is cancelling the license agreement, the expiration of the acceptance period.

For our energy and commodity asset valuation analytics products, we use the residual method to recognize revenue when a product agreement includes one or more elements to be delivered at a future date and VSOE of the fair value of all undelivered elements exists. In virtually all of our contracts, the only element that remains undelivered at the time of delivery of the product is support. The fair value of support is determined based upon what the fees for the support are for clients who purchase support separately. Under the residual method, the fair value of the undelivered element is deferred and the remaining portion of the contract fee is recognized as product revenue. Support fees for these products are recognized ratably over the support period.

We apply Staff Accounting Bulletin No. 104 (“SAB 104”), Revenue Recognition, in determining revenue recognition related to clients that use our indices as the basis for certain index-linked investment products such as exchange traded funds or futures contracts. These clients commonly pay us a fee based on the investment product’s assets under management or contract volumes. These fees are calculated based upon estimated assets in the investment product or contract volumes obtained either through independent third-party sources or the most recently reported information of the client.

We recognize revenue when all the following criteria are met:

•	The client has signed a contract with us,

•	The service has been rendered,

•	The amount of the fee is fixed or determinable based on the terms of the contract, and

•	Collectability is reasonably assured.

We have signed contracts with all clients that use our indices as the basis for certain index-linked investment products, such as exchange traded funds or futures contracts. The contracts state the terms under which these fees are to be calculated. These fees are billed in arrears, after the fees have been earned. The fees are earned as we supply the indices to the client. We assess the creditworthiness of these clients prior to entering into a contract and regularly review the receivable balances related to them.

Research and Development and Software Capitalization

We account for research and development costs in accordance with several accounting pronouncements, including SFAS No. 2, Accounting for Research and Development Costs (SFAS No. 2), and SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed (SFAS No. 86). SFAS No. 2 requires that research and development costs generally be expensed as incurred. SFAS No. 86 specifies that costs incurred in researching and developing a computer software product should be charged to expense until technological feasibility has been established for the product. Once technological feasibility is established, all software costs should be capitalized until the product is available for general release to clients. Judgment is required in determining when technological feasibility of a product is established. Costs incurred after technological feasibility is established have not been material, and accordingly, we have expensed all research and development costs when incurred. Research and development costs for the fiscal years ended November 30, 2007, 2006 and 2005 were approximately $57.0 million, $55.4 million and $48.3 million, respectively. Research and development costs for the six months ended May 31, 2008 and 2007 were $27.1 million and $29.6 million, respectively.

Allowance for Doubtful Accounts

An allowance for doubtful accounts is recorded when it is probable and estimable that a receivable will not be collected. The allowance for doubtful accounts was approximately $0.2 million as of May 31, 2008 and approximately $1.6 million as of each of November 30, 2007 and November 30, 2006 and $1.1 million as of November 30, 2005. Changes in the allowance for doubtful accounts from November 30, 2005 to May 31, 2008 were as follows:

Amount
(in thousands)
Balance as of November 30, 2005	$1,078
Addition to provision	654
Amounts written off	(144)

Balance as of November 30, 2006	1,588
Addition to provision	119
Amounts written off	(123)

Balance as of November 30, 2007	$1,584
Recovery of bad debt	(1,336)
Amounts written off	(37)

Balance as of May 31, 2008	$211

Tax Contingencies

Our taxable income historically has been included in the consolidated U.S. federal income tax return of Morgan Stanley and in returns filed by Morgan Stanley with certain state taxing jurisdictions. Our foreign income tax returns have been filed on a separate company basis. Our federal and foreign income tax liability has been computed and presented in the consolidated financial statements as if we were a separate taxpaying entity in the periods presented. The state and local tax liability presented in these statements reflects the fact that we are included in certain state unitary filings of Morgan Stanley, and that our tax liability is affected by the attributions of the unitary group. Following completion of this offering, we will continue to file state and local income tax returns with Morgan Stanley on such basis until we are no longer permitted to do so, and will file federal income tax returns as a separate taxable group. Where we file as a stand-alone taxpayer, such tax filings will reflect our separate filing attributes.

On November 30, 2007, we recorded a reduction in net income due to an increased income tax provision to reflect increased taxes for the period 1999 through 2007 as a result of a settlement entered into by Morgan Stanley with New York State and New York City tax authorities. Consequently, we recorded an adjustment of $3.7 million for tax and interest (net of federal tax benefit) relating to tax years 1999 through 2007 to reflect the additional taxes owed. Another component of the increased income tax provision was the establishment of additional tax reserves of $1.7 million related to the potential disallowance of certain Research and Experimental tax credits previously allocated to us.

Although management believes that the judgments and estimates discussed herein and in our Annual Report on Form 10-K are reasonable, actual results could differ, and we may be exposed to losses or gains that could be material. To the extent we are required to pay amounts in excess of our reserves, our effective income tax rate in a given financial statement period could be materially affected. An unfavorable tax settlement could require use of our cash and result in an increase in our effective income tax rate in the period of resolution.

Impairment of Long-Lived Assets

We review long-lived assets and identifiable definite-lived intangible assets whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. If the carrying value of the assets exceeds the estimated future undiscounted cash flows, a loss is recorded for the excess of the asset’s carrying value over the fair value. To date we have not recognized any impairment loss for long-lived assets. Changes to the expected period in which the intangible asset will be utilized, changes in forecasted cash flow, changes in technology or client demand could materially impact the value of these assets in the future.

As part of a product review on July 15, 2007, we decided to transition certain clients over the next two to three years from Barra TotalRisk to BarraOne and other products. At the end of the transition, TotalRisk will no longer be offered. We have performed an impairment test in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144). We have determined there is no impairment of this asset. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets (SFAS No. 142), the remaining useful life of the asset will be shortened from four-and-a-half years to two-and-a-half years. The revised useful life will result in higher amortization expenses related to this asset of $3.5 million for each of the fiscal years ended November 30, 2008 and 2009.

Accrued Compensation

We make significant estimates in determining our quarterly accrued non-stock based compensation expense. A significant portion of our employee incentive compensation programs are discretionary. Each year-end we determine the amount of discretionary cash bonus pools. We also review compensation throughout the year to determine how overall performance compares to management’s expectations. We take these and other factors, including historical performance, into account in reviewing accrued discretionary cash compensation estimates quarterly and adjusting accrual rates as appropriate. Changes to these factors could cause a material increase or decrease in the amount of expense that we report in a particular period. Accrued non stock-based compensation and related benefits as of November 30, 2007 was $50.9 million and $32.2 million at May 31, 2008.

Recent Accounting Pronouncements

On July 13, 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with FASB Statement 109, “Accounting for Income Taxes” and prescribes a comprehensive model for the recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, FIN 48 provides guidance on the classification of unrecognized tax benefits; disclosures for interest and penalties; accounting and disclosures for interim reporting periods; and transition requirements. The Company adopted the provisions of FIN 48 on December 1, 2007. The adoption of FIN 48 had no financial impact on the Company. The total amount of unrecognized tax benefits as of the date of adoption was approximately $1.6 million. Included in this total was approximately $1.6 million (net of federal benefit for state issues as well as competent authority and foreign tax credit offsets) of unrecognized tax benefits, which if recognized would favorably affect the effective tax rate. There were no additional unrecognized tax benefits as a result of the implementation of FIN 48.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective beginning an entity’s first fiscal year that begins after November 15, 2007, or upon early adoption of FASB Statement No. 159. We early adopted FASB Statement No. 159 as of December 1, 2006, and in effect adopted SFAS No. 157 at the same time. Accordingly, we adopted SFAS No. 157 on December 1, 2006. The adoption of SFAS No. 157 did not have a material impact on our combined financial condition, results of operations or cash flows.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 158, “ Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R) “ (“SFAS No. 158”).

Among other items, SFAS No. 158 requires the measurement of defined benefit and postretirement plan assets and obligations as of the end of the fiscal year. SFAS No. 158’s requirement to use the fiscal year-end date as the measurement date is effective for fiscal years ending after December 15, 2008. Our employees currently participate in Morgan Stanley’s pension and postretirement plans. Morgan Stanley has early adopted a fiscal year-end measurement date for its fiscal year ending November 30, 2008 and recorded an after-tax charge of approximately $13 million ($21 million pre-tax) to Shareholders’ equity upon adoption. The Company also early adopted the measurement date change. The impact of this change was not significant.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“Statement No. 159”). Statement No. 159 permits entities to elect to measure certain assets and liabilities at fair value with changes in the fair values of those items (unrealized gains and losses) recognized in the statement of income for each reporting period. Under this Statement, fair value elections can be made on an instrument-by-instrument basis, are irrevocable, and can only be made upon specified election date events. In addition, new disclosure requirements apply with respect to instruments for which fair value measurement is elected. We elected to early adopt Statement No. 159 as of December 1, 2006. We chose not to make any fair value elections with respect to any of its eligible assets or liabilities as permitted under the provisions of Statement No. 159.

In June 2007, the EITF reached consensus on Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards.” EITF Issue No. 06-11 requires that the tax benefit related to dividend equivalents paid on restricted stock units that are expected to vest be recorded as an increase to additional paid-in capital. We currently account for this tax benefit as a reduction to our income tax provision. EITF Issue No. 06-11 is to be applied prospectively for tax benefits on dividends declared in fiscal years beginning after December 15, 2007. We currently are evaluating the potential impact of adopting EITF Issue No. 06-11.

In December 2007, the FASB issued SFAS No. 141(R), “ Business Combinations “ (“SFAS No. 141(R)”). SFAS No. 141(R) requires the acquiring entity in a business combination to recognize the full fair value of assets acquired and liabilities assumed in the transaction (whether a full or partial acquisition); establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; requires expensing of most transaction and restructuring costs; and requires the acquirer to disclose to investors and other users all of the information needed to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after December 1, 2009.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (“SFAS No. 161”). SFAS No. 161 establishes, among other things, the disclosure requirements for derivative instruments and for hedging activities. SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008. The Company is currently assessing the impact that SFAS No. 161 will have on its condensed consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS No. 162”). SFAS No. 162 identifies, within the accounting literature established by the FASB, the sources and hierarchy of the accounting principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States of America (“US GAAP”). SFAS No. 162 is effective 60 days following the Securities and Exchange Commission’s (“SEC’s”) approval of the Public Company Accounting Oversight Board (“PCAOB”) amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The adoption is not expected to have an impact to the Company’s condensed consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Risk

We have exposures to currency exchange fluctuation risk—revenues from index-linked investment products, such as exchange traded funds, non-U.S. dollar invoiced revenues and non-U.S. dollar operating expenses.

Revenues from equity index-linked asset based fee products represented approximately $37.9 million, or 17.8%, of our operating revenues for the six months ended May 31, 2008 and approximately $62.9 million, or 17.0%, of our operating revenues for the fiscal year ended November 30, 2007. While our fees for index-linked investment products are generally invoiced in U.S. dollars, the fees are based on the investment product’s assets, substantially all of which are invested in securities denominated in currencies other than the U.S. dollar. Accordingly, declines in such other currencies against the U.S. dollar will decrease the fees payable to us under such licenses. In addition, declines in such currencies against the U.S. dollar could impact the attractiveness of such investment products resulting in net fund outflows, which would further reduce the fees payable under such licenses.

We generally invoice our clients in U.S. dollars; however, we invoice a portion of clients in euros, pounds sterling, Japanese yen and a limited number of other non-U.S. dollar currencies. Approximately $31.1 million, or 14.6% of our revenues for the six months ended May 31, 2008 and approximately $56.7 million, or 15.3%, of our revenues for the fiscal year ended November 30, 2007, are denominated in foreign currencies, of which the majority are in euros, pounds sterling and Japanese yen.

We are exposed to additional foreign currency risk in certain of our operating costs. Although our expenses are generally in U.S. dollars, some of our expenses are incurred in non-U.S. dollar denominated currencies. Approximately $32.7 million, or 22.6% of our expenses for the six months ended May 31, 2008 and approximately $55.6 million, or 23.1% of our expenses for the fiscal year ended November 30, 2007, were denominated in foreign currencies, the significant majority of which were denominated in Swiss francs, pounds sterling, Hong Kong dollars, euros and Japanese yen. Expenses paid in foreign currency may increase as we expand our business outside the U.S. and replace services provided by Morgan Stanley internationally for which we currently pay Morgan Stanley in U.S. dollars.

In addition, a significant number of our senior personnel are compensated in U.S. dollars as opposed to the local currency of their respective locations. This exposes us to employee turnover in periods of U.S. dollar weakness.

To the extent that our international activities recorded in local currencies increase in the future, our exposure to fluctuations in currency exchange rates will correspondingly increase. Generally, we do not use derivative financial instruments as a means of hedging this risk; however, we may do so in the future. Foreign currency cash balances held overseas are generally kept at levels necessary to meet current operating and capitalization needs.

Interest Rate Sensitivity

We had unrestricted cash and cash equivalents totaling $32.3 million, $33.8 million, $24.4 million and $23.4 million as of May 31, 2008 and November 30, 2007, 2006 and 2005, respectively. These amounts were held primarily in checking money market accounts in the countries where we maintain banking relationships. The majority of excess cash was deposited with Morgan Stanley. As of May 31, 2008 and November 30, 2007, 2006 and 2005, amounts held with Morgan Stanley were $203.3 million, $137.6 million, $330.2 million and $252.9 million, respectively. On our Statement of Financial Condition, these amounts are shown as cash deposited with related parties. We received interest at Morgan Stanley’s internal prevailing rates on these funds. The unrestricted cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. We believe we do not have any material exposure to changes in fair value as a result of changes in interest rates. Declines in interest rates, however, will reduce future interest income.

Borrowings under the Credit Facility will accrue interest at a variable rate equal to (i) LIBOR plus a fixed margin of 2.50% in the case of the term loan A facility and the revolving credit facility and 3.00% in the case of the term loan B facility or (ii) the base rate plus a fixed margin of 1.50% in the case of the term loan A facility and the revolving facility and 2.00% in the case of the term loan B facility, in each case subject to interest rate step downs based on the achievement of consolidated leverage ratio (as defined in the Credit Facility) conditions. On April 14, 2008, we met certain conditions as defined in the Credit Facility and qualified for a tier change, resulting in a decrease in the LIBOR fixed margin to 2.25% for the term loan A facility and 2.75% for the term loan B facility. We expect to pay down the Credit Facility with cash generated from our ongoing operations.

On February 13, 2008, we entered into interest rate swap agreements effective through the end of November 2010 for an aggregate notional principal amount of $251.7 million. By entering into these agreements, we reduced interest rate risk by effectively converting floating-rate debt into fixed-rate debt. This action reduces our risk of incurring higher interest costs in periods of rising interest rates and improves the overall balance between floating and fixed rate debt. As of May 31, 2008, the effective fixed rate on the notional principal amount swapped is approximately 5.40%. These swaps are designated as cash flow hedges and qualify for hedge accounting treatment under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities.

For the six months ended May 31, 2008, we recorded a pre-tax gain in other comprehensive income of $3.5 million ($2.2 million after tax) as a result of the fair value measurement of these swaps. The fair value of these swaps is included in other accrued liabilities on our condensed consolidated statement of financial position in our condensed consolidated financial statements included elsewhere in this prospectus.

BUSINESS

Overview

We are a leading provider of investment decision support tools to investment institutions worldwide. We produce indices and risk and return portfolio analytics for use in managing investment portfolios. Our products are used by institutions investing in or trading equity, fixed income and multi-asset class instruments and portfolios around the world. Our flagship products are our international equity indices marketed under the MSCI brand and our equity portfolio analytics marketed under the Barra brand. Our products are used in many areas of the investment process, including portfolio construction and optimization, performance benchmarking and attribution, risk management and analysis, index-linked investment product creation, asset allocation, investment manager selection and investment research.

Our clients include asset owners such as pension funds, endowments, foundations, central banks and insurance companies; institutional and retail asset managers, such as managers of pension assets, mutual funds, exchange traded funds, hedge funds and private wealth; and financial intermediaries such as broker-dealers, exchanges, custodians and investment consultants. As of May 31, 2008, we had a client base of over 3,000 clients across over 60 countries with approximately 52% of our operating revenues from clients in the Americas, 33% from EMEA, 8% from Japan and 7% from Asia-Pacific (not including Japan). To help serve our diverse client base, we had 19 offices in 14 countries as of May 31, 2008.

Our principal sales model is to license annual, recurring subscriptions to our products for use at specified locations by a given number of users for an annual fee paid upfront. The substantial majority of our revenues comes from these annual, recurring subscriptions. Over time, as their needs evolve, our clients often add product modules, users and locations to their subscriptions, which results in an increase in our revenues per client. Additionally, a rapidly growing source of our revenues comes from clients who use our indices as the basis for index-linked investment products such as ETFs. These clients commonly pay us a license fee based on the investment product’s assets. We also generate a limited amount of our revenues from certain exchanges that use our indices as the basis for futures and options contracts and pay us a license fee based on their volume of trades.

History and Development of Our Company

MSCI Inc. was formed as a Delaware corporation in 1998. Our two shareholders were Morgan Stanley and Capital Group International. On June 3, 2004, Morgan Stanley acquired Barra, Inc. (“Barra”). On December 1, 2004, Morgan Stanley contributed Barra to the Company. Our operations have been combined with Barra, Inc.’s operations since June 2004. On November 20, 2007, we completed an initial public offering of 16.1 million shares of our class A common stock, 2.1 million of which were purchased pursuant to the underwriters’ exercise of their over-allotment option. The net proceeds from the offering were $265.0 million after deducting $20.3 million of underwriting discounts and commissions and $4.5 million of other offering expenses. On May 2, 2008, certain selling stockholders completed a secondary equity offering of 30.9 million shares of our class A common stock, three million of which were purchased pursuant to the underwriters’ exercise of their over-allotment option. In connection with the secondary offering, Capital Group International converted all of its class B common shares to Class A common shares and transferred them to its affiliate, The Capital Group Companies Charitable Foundation (the “Capital Foundation”). Pursuant to the secondary offering, the Capital Foundation sold all 2,861,235 shares of its class A common stock and Morgan Stanley sold 28,000,000 shares of class A common stock. The selling stockholders received all of the net proceeds from the sale of shares of our class A common stock in the secondary offering. We did not receive any of the proceeds from the sale of shares of our class A common sock by the selling stockholders.

We were a pioneer in developing the market for international equity index products and equity portfolio risk analytics tools. MSCI introduced its first equity index products in 1969, and Barra launched its first equity risk analytics products in 1975. Over the course of more than 30 years, our research organization has accumulated an in-depth understanding of the investment process worldwide. Based on this wealth of knowledge, we have created and continue to develop, enhance and refine sophisticated index construction methodologies and risk models to meet the growing, complex and diverse needs of our clients’ investment processes. Our models and methodologies are the intellectual foundation of our business and include the innovative algorithms, formulas and analytical and quantitative techniques that we use, together with market data, to produce our products. Our long history has allowed us to build extensive databases of proprietary index and risk data, as well as to accumulate valuable historical market data, which we believe would be difficult to replicate and which provide us with a substantial competitive advantage.

Our Products and Services

Today, our primary products consist of equity indices, equity portfolio analytics and multi-asset class portfolio analytics. We also have product offerings in the areas of fixed income portfolio analytics, hedge fund indices and risk models, and energy and commodity asset valuation analytics. Our products are generally comprised of proprietary index data, risk data and sophisticated software applications. Our index and risk data are created by applying our models and methodologies to market data. For example, we input closing stock prices and other market data into our index methodologies to calculate our index data, and we input fundamental data and other market data into our risk models to produce our risk forecasts for individual securities and portfolios of securities. Our clients can use our data together with our proprietary software applications, third-party applications or their own applications in their investment processes. Our software applications offer our clients sophisticated portfolio analytics to perform in-depth analysis of their portfolios, using our risk data, the client’s portfolio data and fundamental and market data. Our products are marketed under three leading brands. Our index products are typically branded “MSCI.” Our portfolio analytics products are typically branded “Barra.” Our energy and commodity analytics products are typically branded “FEA.”

Equity Index Products

Our MSCI-branded equity index products are designed to measure returns available to investors across a wide variety of markets (e.g., Europe, Japan or emerging markets), size (e.g., small capitalization or large capitalization), style (e.g., growth or value) and industries (e.g., banks or media). Our international equity indices were first introduced in 1969. As of May 31, 2008, we calculated over 100,000 equity indices daily. We also calculate and license certain customized versions of our indices upon client request. Our equity index products are typically branded “MSCI.”

Over 2,200 clients worldwide subscribed to our equity index products for use in their investment portfolios and for market performance measurement and analysis as of May 31, 2008. In addition to delivering our products directly to our clients, as of May 31, 2008, we also had approximately 50 third-party financial information and analytics software providers who distribute our various equity index products worldwide. The performance of our equity indices is also frequently referenced when selecting investment managers, assigning return benchmarks in mandates, comparing performance and providing market and academic commentary, and as the basis for index-linked investment products such as ETFs, mutual funds, structured products and exchange listed and traded futures and options contracts. The performance of certain of our indices is reported on a daily basis in the financial media.

Our primary equity index products are:

•	MSCI International Equity Indices

The MSCI International Equity Indices are our flagship index products. They are designed to measure returns available to international investors across a variety of public equity markets. For example, as of May 31, 2008, our international equity indices included 68 developed, emerging and frontier market countries, as well as various regional composite indices built from the component country indices, including the well-known MSCI EAFE (Europe, Australasia, Far East), MSCI World and MSCI Emerging Markets Indices. The MSCI EAFE Index is licensed as the basis of the iShares MSCI EAFE Index Fund, the second largest ETF in the world with over $49.0 billion of assets as of May 31, 2008. In addition, the International Equity Indices include industry indices, value and growth style indices and large-, mid-, and small-capitalization size segment indices.

The MSCI International Equity Indices are the most widely used international equity indices in the industry. We continue to enhance and expand this successful product offering. Recent examples include the introduction of the MSCI Frontier Market Indices, the MSCI Asia APEX 50 Index, the MSCI Infrastructure Indices, the MSCI Equal Weighted Indices, MSCI Global Minimum Volatility Indices, MSCI Commodity Producers Indices, MSCI Short Indices and MSCI Leveraged Indices.

•	MSCI Domestic Equity Indices

The MSCI Domestic Equity Indices are designed to measure the returns available to domestic investors in the U.S., Japan and China public equity markets. In addition to offering a total market index, each of these domestic country index series includes value and growth style indices, and in the case of the U.S. and Japan, large-, mid-, small- and micro-capitalization size segment indices.

•	Global Industry Classification Standard (GICS)

The Global Industry Classification Standard was developed and is maintained jointly by us and Standard & Poor’s. We designed this classification system to respond to our clients’ needs for a consistent, accurate and complete framework for classifying companies into industries. The GICS has been widely accepted as an industry analysis framework for investment research, portfolio management and asset allocation. Our equity index products classify constituent securities according to the GICS.

We also offer GICS Direct, a product developed jointly with Standard & Poor’s. GICS Direct is a database of more than 37,000 active companies and 41,000 securities classified by sector, industry group, industry and sub-industry in accordance with the proprietary GICS methodology.

Equity Portfolio Analytics Products

Barra entered the equity portfolio analytics business in 1975 when Barra introduced its first multi-factor model for forecasting the risk of U.S. equity portfolios. Currently, Barra provides multi-factor equity risk models for 41 single country markets and an equity risk model covering an additional 15 European markets, including the world’s major public equity markets. Our equity portfolio analytics products are typically branded “Barra.” Our Barra-branded equity portfolio analytics products assist investment professionals in analyzing and managing risks and returns for equities at both the asset and portfolio level in major equity markets worldwide. Barra equity risk models identify and analyze the factors that influence equity asset returns and risk. Our most widely used Barra equity products utilize our fundamental multi-factor equity risk model data to help our clients construct, analyze, optimize and manage equity portfolios. Our multi-factor risk models identify common factors that influence stock price movements, such as industry group and style characteristics, based on market and fundamental data. The proprietary risk data available in our products identifies an asset’s or a portfolio’s sensitivities to these common factors. Risk not attributable to the common factors is risk unique to the asset.

Approximately 800 clients worldwide subscribed to our equity portfolio analytics products as of May 31, 2008. Asset owners often request Barra risk model measurements for portfolio risk and tracking error when selecting investment managers, prescribing investment restrictions and assigning investment mandates. Our clients can use our equity portfolio analytics by installing our proprietary software applications and equity risk data in their technology platforms, by accessing our software applications and risk data via the Internet, by integrating our equity risk data into their own applications or third-party applications, like FactSet, that have incorporated our equity risk data and analytics into their offerings.

Our primary equity portfolio analytics products are:

•	The Barra Aegis System

Barra Aegis is our flagship equity risk management and analytics system. It is a sophisticated software application for equity risk management and portfolio analysis that is powered by our proprietary equity risk data. It is deployed by the client as a desktop application. Barra Aegis is an integrated suite of equity investment analytics modules, specifically designed to help clients actively manage their equity risk against their expected returns. It also enables clients to construct optimized portfolios based on client-specified expectations and constraints.

Barra Aegis also provides a factor-based performance attribution module which allows clients to analyze realized returns relative to risk factors by sectors, styles, currencies and regions. Barra Aegis tools also help clients identify returns attributable to stock selection skills. Additionally, using Barra Aegis’ advanced automation tools, clients can back-test their portfolio construction strategies over time.

•	Equity Models Direct

Our Equity Models Direct product delivers our proprietary risk data to clients for integration into their own software applications. The proprietary risk data in Equity Models Direct is also available via third-party providers. Based on their investment processes, clients select the risk data that best suits their needs. We offer proprietary risk data from the following Barra risk models:

Single Country Equity Risk Models. Our single country equity risk models identify the unique set of factors most able to explain the risk of portfolios in that market. Examples include our USE3 model (i.e., U.S. equity model, version 3), which models risk for U.S. equity assets and portfolios, and our UKE7 model which models risk for United Kingdom equity assets and portfolios. Data from the USE3 equity risk model is our most commonly licensed Barra risk data.

Global Equity Model (“GEM”). Our global equity risk model utilizes factors that best explain risks associated with multiple-country equity investing.

Barra Integrated Model (“BIM”). Our integrated model provides a detailed view of risk across markets, asset classes and currencies. It begins by identifying the factors that affect the returns of equity and fixed income securities and currencies in many countries around the world. These factors are then combined into a single global model that can forecast the risk of a multi-asset class, global portfolio.

Short-Horizon Equity Models. Our short horizon equity models, designed to forecast risk over a period of one to six months, provide portfolio managers and analysts with more responsive risk forecasts. By using daily data and placing greater emphasis on recent events, the short-horizon models adapt more quickly to changing market conditions and emerging trends.

Multi-Asset Class Portfolio Analytics Products

Our multi-asset class portfolio analytics products offer a consistent risk assessment framework for managing and monitoring investments in a variety of asset classes across an organization. The products are based on proprietary fundamental multi-factor risk models, value-at-risk methodologies and asset valuation models. They enable clients to identify, monitor, report and manage potential market risks from equities, fixed income, derivatives contracts and alternative investments, and to analyze portfolios and systematically analyze risk and return across multiple asset classes. Using these tools, clients can identify the drivers of market risk across their investments, produce daily risk reports, run pre-trade analysis and optimizations, evaluate and monitor multiple asset managers and investment teams and access correlations across a group of selected portfolios.

We have two major products in this area, which differ mainly in how they are delivered to clients and in certain functionality:

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The BarraOne System. Clients access BarraOne via the Internet, using their desktop browsers. This product includes modules for risk allocation and risk budgeting, Brinson-Fachler performance attribution, and historical “as-of” analysis of portfolios.

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The Barra TotalRisk System. Clients install TotalRisk on their own information technology infrastructure. This product includes simulation modules that enable clients to perform historical and Monte Carlo value-at-risk calculations.

Currently, we are actively seeking to license subscriptions only to BarraOne and related risk data for multiple asset classes. Once most of the features and functionality of Barra TotalRisk have been added to BarraOne, we plan to decommission Barra TotalRisk. We are currently offering our Barra TotalRisk clients the opportunity to transition to BarraOne.

Other Products

Our other products consist of fixed income portfolio analytics products to facilitate the investment processes of fixed income investors; hedge fund indices and risk models for use by investors in hedge funds; and energy and commodity valuation asset analytics for investors, traders and hedgers in these asset classes.

•	The Barra Cosmos System for Fixed Income Portfolio Analytics

Barra Cosmos enables global fixed income portfolio managers to manage risk and optimize return in a multi-currency, global bond portfolio. This adaptable product integrates specific bond, derivative and currency strategies to reflect each user’s investment style, while monitoring the overall risk exposure of the portfolio. Barra Cosmos is deployed by the client as a desktop application.

•	Hedge Fund Indices

Our hedge fund indices are designed to provide a broad representation of the hedge fund universe, and offer a consistent and granular classification of hedge funds into strategies. The indices and supplementary database contain, in the aggregate, over 3,600 funds and we regularly seek to include additional funds. We also calculate investable hedge fund indices that aim to reflect the overall structure of the hedge fund universe or relevant segments of that universe, but which consist solely of funds available on an identified third-party hedge fund platform. These hedge funds have agreed with the platform provider to accept investments from, and to provide liquidity to, investment vehicles such as tracker funds that are linked to the performance of our investable hedge fund indices. In total, we calculate over 200 hedge fund indices.

•	Energy and Commodity Asset Valuation Analytics Products

Our energy and commodity valuation products are software applications that offer a variety of quantitative analytics tools for valuing, modeling and hedging physical assets and derivatives across a number of market segments including energy and commodity assets. These software applications are not provided with any market data or proprietary index or risk data. These products are typically branded “FEA” and include products such as @Energy, VaRworks and StructureTool.

Growth Strategy

We have experienced growth in recent years with operating revenues, operating income and net income increasing by 19.1%, 55.3% and 13.5%, respectively, for the fiscal year ended November 30, 2007 compared to the year ended November 30, 2006 and by 11.6%, 13.1% and 31.0%, respectively, for the fiscal year ended November 30, 2006 compared to the fiscal year ended November 30, 2005. For the six months ended May 31, 2008 compared to the six months ended May 31, 2007, operating revenue and operating income each increased by 21.2%, and net income decreased by 11.9%. The decline in net income primarily reflects founders grant expense, higher interest expense and lower interest income, which were offset, in part, by an increase in operating income.

We believe we are well-positioned for significant growth and have a multi-faceted growth strategy that builds on our strong client relationships, products, brands and integral role in the investment process. The number, diversity, size, sophistication and amount of assets held in investment institutions that own, manage and direct financial assets have grown significantly in recent years. These investment institutions increasingly require sophisticated investment management tools such as ours to support their complex and global investment processes. Set forth below are the principal elements of our strategy to grow our company and meet the increasing needs of these institutions for investment decision support tools:

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Client Growth. We believe there are significant opportunities to increase the number of users and locations and the number of products we license to existing client organizations, and to obtain new clients in both existing and new geographic markets and client types worldwide. We intend to:

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Increase product subscriptions and users within our current client base. Many of our clients use only one or a limited number of our products, and we believe there are substantial opportunities to cross sell our other investment decision support tools. This is particularly the case with respect to our various offerings for the equity investment process. In addition, we will continue to focus on adding new users and new locations for current products with existing clients.

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Expand client base in current client types. We plan to add new clients by leveraging our brand strength, our products, our broad access to the global investment community and our strong knowledge of the investment process. This includes client types in which we already have a strong penetration for our flagship international equity index and equity portfolio analytics products.

We also plan to increase licensing of our indices for index-linked investment products to capitalize on their growth in number, variety and assets. The following table demonstrates the success we have experienced as of May 31, 2008 in licensing our equity indices as the basis of ETFs, and we believe there is potential for substantial continued growth and expansion in this market in the future.

Number of Primary Exchange Listings of ETFs Linked to MSCI Equity Indices

Region	As of May 31, 2008	As of November 30,
		2007	2006	2005
Americas	73	62	52	50
EMEA	71	55	38	28
Asia	5	4	2	1

Total	149	121	92	79

The table below demonstrates the overall growth of assets in ETFs linked to our equity indices since 2005:

	As of May 31, 2008(1)(2)	As of November 30,
MSCI Equity Index		2007	2006	2005
	(in billions)
EAFE	$49.0	$51.5	$33.8	$21.9
Emerging Markets	40.6	36.4	16.3	9.7
Japan	11.2	13.1	14.8	12.8
Brazil	11.0	8.3	2.9	1.0
US Broad Market	10.8	9.5	6.8	5.5
Europe	5.7	5.3	2.9	1.0

Subtotal	128.3	124.1	77.5	51.9
Other Indices	71.2	67.6	34.7	15.7

Total(1)	$199.6	$191.7	$112.2	$67.6

Source: Bloomberg.

(1)	Numbers may not add due to rounding.
(2)	As of June 30, 2008, the value of assets in ETFs linked to MSCI indices was $176.8 billion.

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Expand into client types in which we are underrepresented. We plan to expand into client types in which we do not currently have a leading presence. In particular, we intend to continue to focus on increasing the number of hedge fund managers using our products. Even though still relatively small, our revenues from hedge fund managers have been growing rapidly, and we believe we have significant growth potential. We believe that our equity risk data is particularly valuable to the investment processes of hedge fund managers. Recent enhancements to our equity portfolio analytics products have been focused on the needs of long/short equity hedge fund managers in particular.

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Expand global presence. We have a strong presence in the U.S., Western Europe and certain parts of Asia. While we have established a presence in selected markets within the Middle East, Asia, Africa, Eastern Europe and Latin America, there is potential for further penetration and growth in these markets. We intend to leverage our strong brands, reputation, products and existing presence to continue to expand in these markets and gain more clients. For example, we have recently opened sales offices in Chicago, Dubai and Mumbai.

•	Product Growth. We plan to develop new product offerings and continue to enhance our existing products through internal product development.

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Create innovative new equity product offerings and enhancements. In order to maintain and enhance our leadership position, we plan to introduce innovative new products and enhancements to existing products. We maintain an active dialogue with our clients in order to understand their needs and anticipate market developments. For example, in June 2007, after client consultations that began in March 2006, we enhanced our international equity index offering with the introduction of the MSCI Global Investable Market Indices. Additionally, after extensive client consultations, we are in the process of enhancing our Global Equity Model for our portfolio analytics products. Other recent launches in our index products include the creation of the MSCI Frontier Market Indices, the MSCI Asia APEX 50 Index, the MSCI Infrastructure Indices, the MSCI Equal Weighted Indices, the MSCI Global Minimum Volatility Indices, MSCI Commodity Producers Indices, MSCI Short Indices and MSCI Leveraged Indices.

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Expand our presence across all asset classes. We believe our well-established reputation and client base in the equity area as well as our experienced research staff provide us with a strong foundation to become a leading provider of tools for investors in multi-asset class portfolios and other asset classes such as fixed income. We are investing in these products, particularly our web-based multi-asset class software application, BarraOne, as well as our hedge fund risk model.

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Expand our capacity to design and produce new products. We intend to increase our investments in new model research, data production systems and software application design to enable us to design and produce new products more quickly and cost-effectively. Increasing our ability to process additional models and data, and design and code software applications more effectively, will allow us to respond faster to client needs and bring new products and product enhancements to the market more quickly.

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Growth Through Acquisitions. We intend to actively seek to acquire products, technologies and companies that will enhance, complement or expand our product offerings and client base, as well as increase our ability to provide investment decision support tools to equity, fixed income and multi-asset class investment institutions.

Competitive Advantages

We believe our competitive advantages include the following:

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Strong brand recognition. Our indices, portfolio analytics and energy and commodity asset valuation analytics, marketed under the MSCI, Barra and FEA brands, respectively, are well-established and recognized throughout the investment community worldwide. We are an industry leader in international equity indices and equity portfolio analytics tools worldwide. Our brand strength reflects the longstanding quality and widespread use of our products. We believe our products are well-positioned to be the tools of choice for investment institutions increasingly looking to third parties for benchmarking, index-linked product creation, portfolio risk management and related tools.

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Strong client relationships and deep understanding of their needs. Our consultative approach to product development, dedication to client support and range of products have helped us build strong relationships with investment institutions around the world. We believe the skills, knowledge and experience of our research, software engineering, data management and production and product management teams enable us to develop and enhance our models, methodologies, data and software applications in accordance with client demands and needs. We consult with our clients and other market participants during the product development and construction process to take into account their actual investment process requirements.

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Client reliance on our products. Many of our clients have come to rely on our products in their investment management processes, integrating our products into their performance measurement and risk management processes, where they become an integral part of their daily portfolio management functions. In certain cases, our clients are requested by their customers to report using our tools or data. Consequently, we believe that certain of our clients may experience business disruption and additional costs if they chose to cease using or replace our products.

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Sophisticated models with practical application. We have invested significant time and resources for more than three decades in developing highly sophisticated and practical index methodologies and risk models that combine financial theory and investment practice. We enhance our existing models to reflect the evolution of markets and to incorporate methodological advances in risk forecasting. New models and major enhancements to existing models are reviewed by our model review committee.

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Open architecture and transparency. We have an open architecture philosophy. Clients can access our data through our software applications, third-party applications or their own applications. We also recognize that the marketplace is complex and that a competitor in one context may be a supplier or distributor in another context. For example, Standard & Poor’s competes with us in index products, supplies index data available in our portfolio analytics software products and jointly developed and maintains GICS and GICS Direct with us. In order to provide transparency, we document and disclose many details of our models and methodologies to our clients so that they can better understand and utilize the tools we offer. We strongly believe this open architecture approach benefits us and our clients.

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Global products and operations. Our products cover most major investment markets throughout the world. For example, as of May 31, 2008, our international equity indices included 68 developed, emerging and frontier market countries; and we produced equity risk data for 41 single country models and a model covering an additional 15 European countries, and an integrated multi-asset class risk model that covered 56 equity markets and 46 fixed income markets. As of May 31, 2008, our clients were located in over 60 countries and many of them have a presence in multiple locations around the world. As of May 31, 2008, our employees were located in 14 countries in order to maintain close contact with our clients and the international markets we follow. We believe our global presence and focus allow us to serve our clients well and capitalize on a great number of business opportunities in many countries and regions of the world.

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Highly skilled employees. Our workforce is highly skilled, technical and, in some instances, specialized. In particular, our research and software application development departments include experts in advanced mathematics, statistics, finance, portfolio investment and software engineering, who combine strong academic credentials with market experience. As of May 31, 2008, over 40 of our employees held doctorate degrees. Employees in our diverse global client coverage group collectively held more than 63 MBAs or other Masters degrees. Our employees’ experience and knowledge gives us access to, and allows us to add value at, the highest levels of our clients’ organizations.

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Extensive historical databases. We have accumulated comprehensive databases of historical global market data and proprietary index and risk data. We believe our substantial and valuable databases of proprietary index and risk data, including over 35 years of certain index data history and over 30 years of certain risk data history, would be difficult and costly for another party to replicate. The information is not available from any single source and would require intensive data checking and quality assurance testing that we have performed over our many years of accumulating this data. Historical data is a critical component of our clients’ investment processes, allowing them to research and back-test investment strategies and analyze portfolios over many investment and business cycles and under a variety of historical situations and market environments.

Clients

Based on our revenues for the six months ended May 31, 2008, we served over 3,000 clients across over 60 countries worldwide and 52% of our operating revenues came from our client base in the Americas, 33% from EMEA, 8% from Japan and 7% from Asia-Pacific (not including Japan). Our clients include asset owners such as pension funds, endowments, foundations, central banks and insurance companies; institutional and retail asset managers, such as managers of pension assets, mutual funds, ETFs, hedge funds and private wealth; and financial intermediaries such as broker-dealers, exchanges, custodians and investment consultants. To calculate the number of our clients, we have counted affiliates, cities and certain business units within a single organization (e.g., buy-side and sell-side business units) as separate clients when they separately subscribe to our products. For example, the asset management and broker-dealer arms of a diversified financial services firm are treated as separate clients. We have enjoyed very high product subscription Retention Rates. Our Aggregate Retention Rate was 94% for each of first half 2008 and 2007. Our Core Retention Rate for each of first half 2008 and 2007 was 95%.

For a description of the calculation of our Retention Rates, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial Metrics and Drivers—Retention Rate.”

As of May 31, 2008, our equity index products were used by over 2,200 clients. As of May 31, 2008, our equity portfolio analytics products were used by over 800 clients worldwide.

Revenues from our ten largest clients contributed a total of 30.3%, 30.8%, 30.5% and 28.2% of revenues for the six months ended May 31, 2008 and the fiscal years ended November 30, 2007, 2006 and 2005, respectively.

In the six months ended May 31, 2008 and fiscal years ended November 30, 2007 and 2006 our largest client organization by revenue, Barclays, accounted for 12.0%, 12.6% and 11.2% of our total revenues, respectively. For the six months ended May 31, 2008 and fiscal years ended November 30, 2007 and 2006, approximately 90.6%, 91.5% and 90.0%, respectively, of our revenues from Barclays came from fees based on the assets of ETFs linked to MSCI equity indices. In addition, 2.9% and 3.4% of our revenues in the six months ended May 31, 2008 and the fiscal year ended November 30, 2007, respectively, consisted of revenues from Morgan Stanley, our principal shareholder.

Marketing

We market our products to investment institutions and service providers worldwide. See “—Clients” above. Our research and product management teams seek to understand our clients’ investment process and their needs and design tools that help clients address them. Because of the sophisticated nature of our products, our main means of marketing is through face-to-face meetings and 24-hour client support, as described in “—Sales and Client Support” below. These marketing and support efforts are supplemented by our website, our client seminars, our participation in industry conferences, our ongoing product consultations and research papers, and our public relations efforts.

Members of our research team and other employees regularly speak at industry conferences, as well as at our own seminars. We host over 100 seminars and workshops per year in locations across the globe. These seminars and workshops bring our staff and our clients’ investment professionals together, expose those professionals to our latest research and product enhancements and give our staff an opportunity to gain insight into our clients’ needs. Our marketing communications professionals also arrange interviews for our professionals in prominent industry journals and issue press releases on product developments and releases. Our strategic marketing professionals collaborate with our product specialists to analyze our clients’ use of our products and to analyze the competitive landscape for our products.

Sales and Client Support

As of May 31, 2008, we employed over 80 sales people and over 55 client support people worldwide. In the last few years, we have expanded our sales effort in two ways. We have opened sales offices in Shanghai, Dubai, Mumbai and Chicago. We have also created more teams dedicated solely to the needs of certain client types such as hedge funds, asset owners and broker dealers. In total, our sales and client support staff were based in 16 offices around the world enabling us to provide face-to-face client service.

Our sales and client service personnel provide services to established clients and develop new ones. Our client support team provides 24-hour support five days a week to our clients as needed. Client support teams focus on different types of clients. We believe that the size, quality, knowledge and experience of our sales and client support staff, as well as their proximity to clients, differentiates us from our competitors. Because of the sophisticated nature of our products and their uses, our sales and client support staff have strong academic and financial backgrounds. Our sales people are compensated under a salary and bonus system and do not receive commissions.

The sales cycle for new clients varies based on the product. Because of the sophisticated nature of our products, most new sales require one or more face-to-face meetings with the prospective client. Once the sales group has obtained a new client, the client is introduced to our client support team. For Barra-branded products, sales and client support personnel are available to provide intensive on-site training in the use of the models, data and software application underlying each product. They also provide continuing support, which may include on-site visits, telephone support and routine client support needed in connection with the use of the product, all of which are included in the recurring subscription fee.

Product Development and Production

We take a coordinated team approach to product development and production. Our product management, research, data management and production, and software engineering departments are at the center of this process.

Based on a comprehensive understanding of the investment process worldwide, our research department is responsible for developing, reviewing and enhancing our various methodologies and models. Our global data management and production team designs and manages our processes and systems for market data procurement, proprietary data production and quality control. Our software engineering team builds our sophisticated software applications. As part of our product development process, we also commonly undertake extensive consultations with our clients and other market participants to understand their specific needs and investment process requirements. Our product management team facilitates this collaborative product development and production approach.

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Research. Our models are developed by a cross-functional research team of mathematicians, statisticians, financial engineers and investment industry experts. As of May 31, 2008, our research department consisted of over 65 employees, including more than 30 who held Ph.Ds. Our research department combines extensive academic credentials with broad financial and investment industry experience. We monitor investment trends and their drivers globally, as well as analyze product-specific needs in areas such as indexing, risk forecasting, portfolio optimization and value-at-risk simulation. An important way we monitor global investment trends and their implications for our business is through the forum provided by our Editorial Advisory Board (“EAB”). Our EAB, which was established in 1999, meets twice a year and is comprised of senior investment professionals from around the world and senior members of our research team. Our researchers commonly speak at industry events and conferences, and their papers have been frequently published in leading academic and industry journals. We sponsor an annual research conference for our clients where our researchers discuss their current work, research papers and projects. Our researchers work on both developing new models and methodologies and enhancing existing ones. For example, in our equity index business we announced the MSCI Global Investable Markets Index Series methodology in 2007, which is an enhancement to our current International Index Series methodology. This methodology is based on changes we have observed in global equity markets and investing. We also announced other new equity index methodologies, such as the MSCI Global Islamic Indices. In our equity analytics business we have announced that we are currently recalibrating our Global Equity Model to use weekly data and additional risk factors. We have research offices in the U.S., Europe and Asia.

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Data Management and Production. As of May 31, 2008, our data management and production team consisted of more than 200 people in seven countries, and involved a combination of information technology and operations specialists. We licensed a large volume and variety of market data for every major market in the world, including fundamental and return data, from more than 150 third party sources in the second quarter of 2008. We apply this market data to our models and methodologies to produce our proprietary index and risk data. Our data management and production team oversees this complex process. Our experienced information technology staff builds internal systems and proprietary software and databases that house all of the data we license in order for our data management and production teams to perform data quality checks and run our data production systems. This data factory produces our proprietary index data such as end of day and real time equity indices, and our proprietary risk data such as daily and monthly equity risk forecasts. We have data management and production offices in the U.S., Europe and Asia.

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Software Engineering. Certain of our proprietary risk data are made available to clients through our proprietary software applications, such as Barra Aegis, BarraOne and Barra Cosmos. As of May 31, 2008, our software engineering team consisted of over 70 individuals, including 11 who held Ph.Ds, with significant experience in both the finance and software industries. Our staff has an extensive skill set, including expertise in both the Java-based technologies used in our web-based, on-demand software application tool for multi-asset class risk analysis and reporting and the Microsoft- based technologies used in our desktop equity and fixed income analytics software products. We also have extensive experience with database technologies, computational programming techniques, scalability and performance analysis and tuning and quality assurance. We use a customized software development methodology that leverages best practices from the software industry, including agile programming, test-driven development, parallel tracking, iterative cycles, prototyping and beta releases. We build our software applications by compiling multiple components, which enables us to reuse designs and codes in multiple products. Our software development projects involve extensive collaboration with our product management team and directly with clients. Our software engineering team is primarily located in California in the San Francisco Bay Area.

Our Competition

Many industry participants compete directly with us offering one or more similar products.

Our principal competitors on a global basis for our international equity index products are Dow Jones & Company, Inc. (“Dow Jones”), FTSE International, Ltd (a joint venture between The Financial Times and The London Stock Exchange) and Standard & Poor’s (a division of The McGraw-Hill Companies, Inc.).

Additionally, we compete with equity index providers whose primary strength is in a local market or region. These include Russell Investment Group (a unit of Northwestern Mutual Life Insurance Group) and Standard & Poor’s in the U.S.; STOXX Ltd. (a joint venture of Dow Jones, Deutsche Börse AG and the SWX Group) in Europe; and Nikkei Inc., Russell Investment Group and Nomura Securities, Ltd., and Tokyo Stock Exchange, Inc. in Japan. There are also many smaller companies that create custom indices primarily for use as the basis of ETFs.

The principal competitors for our equity portfolio analytics products are Applied Portfolio Technologies, Axioma, Inc., FactSet Research Systems, Inc., Northfield Information Services, Inc., and Wilshire Analytics. The primary competitors for our multi-asset class portfolio analytics products are Algorithmics (a member of Fimalac S.A.) and RiskMetrics Group, Inc.

Additionally, many of the larger broker-dealers have developed proprietary analytics tools for their clients. Similarly, many investment institutions, particularly the larger global organizations, have developed their own internal analytics tools.

For our other products where our revenues are less significant, we also have a variety of other competitors.

Employees

As of May 31, 2008, we employed 686 full-time employees and 73 temporary employees worldwide. Of our 73 temporary employees, 38 were consultants who were contracted to work on various projects. Certain services have been provided to us by other Morgan Stanley employees, not included in the numbers above. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Impacting Comparability of Our Financial Results—Our Relationship with Morgan Stanley.”

Properties

Our corporate headquarters are located in New York, New York. This is also our largest sales office and one of our main research centers. As of May 31, 2008, our principal offices consisted of the following properties:

Location	Square Feet	Expiration Date
Berkeley, California	59,000	June 30, 2014
New York, New York	39,000	December 31, 2014
Geneva, Switzerland	19,900	March 31, 2009
London, England	15,830	September 5, 2014
Budapest, Hungary	9,117	December 21, 2012
Mumbai, India (research/operations)	8,800	January 13, 2016
Tokyo, Japan	6,820	November 30, 2008
Hong Kong, China	6,798	December 31, 2008

As of May 31, 2008, we also leased sales and client support offices in the following locations: Cape Town (Newlands), South Africa; Chicago, Illinois; Dubai, United Arab Emirates; Frankfurt, Germany; Milan, Italy; Mumbai, India; Paris, France; San Francisco, California; Sao Paulo, Brazil; Shanghai, China; and Sydney, Australia. Of our office locations, we shared leased space with Morgan Stanley, our principal shareholder, in the following locations: Milan, Italy; Mumbai, India; and San Francisco, California.

We believe that our properties are in good operating condition and adequately serve our current business operations. We also anticipate that suitable additional or alternative space, including those under lease options, will be available at commercially reasonable terms for future expansion.

Intellectual Property

We rely on a combination of trade secret, patent, copyright, trademark and other intellectual property rights, as well as contractual protections and technical measures, to protect our rights in our products. We currently hold nine U.S. and foreign utility patents and one design patent. We currently have 13 U.S. and foreign utility applications pending. We also seek to protect our proprietary assets through non-disclosure undertakings with our employees, clients and others.

Seasonality

Revenues from subscription agreements are recognized ratably over the service period. We have not observed seasonality in our asset-based fee revenues. As a result, we currently experience and historically have experienced no significant seasonality in our operating revenues.

Legal Proceedings

From time to time we are a party to various litigation matters incidental to the conduct of our business. We are not presently party to any legal proceedings the resolution of which we believe would have a material adverse effect on our business, operating results, financial condition or cash flows.

ARRANGEMENTS BETWEEN MORGAN STANLEY AND US

General

At the time of the initial public offering, we entered into certain agreements with Morgan Stanley to define our ongoing relationship following the offering and to contemplate our obligations in the event of a sale or Tax-Free Distribution. As a result of this offering, Morgan Stanley will no longer be able to conduct a Tax-Free Distribution. Set forth below are descriptions of certain agreements, relationships and transactions we have with Morgan Stanley.

Services Agreement

On November 20, 2007, we entered into a services agreement with Morgan Stanley pursuant to which Morgan Stanley agreed to provide, directly or indirectly through its subsidiaries or subcontractors, services in the areas of human resources, information technology, accounting, legal and compliance, tax, office space leasing, corporate services, treasury and other services. We intend to enter into an amended services agreement upon completion of this offering to provide, among other things, that the foregoing services will continue for so long as Morgan Stanley owns greater than 50% of the total voting power to elect our directors. The services Morgan Stanley will continue to provide upon owning 50% or less of the total voting power to elect our directors are subject to renegotiation in good faith, and will be provided for a period not to exceed 12 months. As long as Morgan Stanley owns more than 50% of the total voting power to elect our directors, payment for these services will be based on an internal cost allocation methodology based on fully loaded cost (i.e., allocated direct costs of providing the services, plus all related overhead and out-of-pocket costs and expenses) and an allocation to us of a portion of compensation related expenses for Morgan Stanley senior executives, in each case, consistent with past practices. Upon the sale or other disposition of any portion of our business, assets or properties, Morgan Stanley’s obligation to provide any service in respect of such disposed business, assets or properties will terminate. Similarly, if our business increases significantly or we acquire any business, assets or properties, Morgan Stanley will not have to provide any services in respect of such increase or acquired business, assets or properties.

The services agreement provides that any obligation of Morgan Stanley to provide a service may be terminated (i) by us upon advance notice to Morgan Stanley or (ii) by either party if the other party has breached its obligations under the agreement relating to the service and has not cured the breach within an agreed upon period of time. In addition, at any time following the announcement of a transaction involving a change of control of us, Morgan Stanley may elect to terminate any and all services it provides, provided that no service will be terminated prior to the closing of the change of control transaction unless agreed to by us.

In general, Morgan Stanley is not liable to us in connection with any service provided under the services agreement except in the case of gross negligence or willful misconduct. We also agreed to indemnify Morgan Stanley with respect to liabilities and expenses incurred in connection with any claim, action, proceeding or investigation, whether or not in connection with pending or threatened litigation, arising out of, in connection with or related to services rendered or to be rendered by or on behalf of Morgan Stanley, other than liabilities and expenses resulting from gross negligence or willful misconduct by Morgan Stanley.

Tax Sharing Agreement

Although we have previously filed certain federal income tax returns and other income tax returns with Morgan Stanley on a consolidated, combined or unitary basis, immediately prior to this offering we filed only certain state and local income tax returns with Morgan Stanley on such basis. After this offering, we will continue to file certain state and local income tax returns with Morgan Stanley on a consolidated, combined or unitary basis.

On November 20, 2007, we entered into a tax sharing agreement with Morgan Stanley setting forth the rights and obligations of Morgan Stanley and us with respect to federal and other income taxes for periods, in which we file returns on a consolidated, combined or unitary basis with Morgan Stanley. Under the terms of the tax sharing agreement, we will be liable for a portion of the consolidated, combined or unitary tax liability, including any liability resulting from adjustments on audit, based on what our liability would have been, as determined by Morgan Stanley, had we and our subsidiaries been a taxable group separate from the Morgan Stanley consolidated group. In addition, if Morgan Stanley distributes our common stock to its shareholders or securityholders in a transaction intended to qualify as a Tax-Free Distribution, we will provide customary representations, covenants and indemnities to Morgan Stanley (to the extent not otherwise already provided in the tax sharing agreement), including indemnifying Morgan Stanley for any taxes resulting from such transaction failing to qualify as a Tax-Free Distribution (or as a similar transaction under state law) as a result of any action taken by any member of our separate taxable group. As a result of this offering, Morgan Stanley will no longer be able to conduct a Tax-Free Distribution.

Furthermore, under the tax sharing agreement, Morgan Stanley will prepare and file the consolidated federal and applicable consolidated, combined or unitary income tax returns that include taxable periods in which we or a member of our taxable group, on the one hand, and Morgan Stanley or a member of its taxable group, on the other hand, are included. Tax audits and controversies relating to Morgan Stanley or a member of its taxable group, regardless of whether such tax audit or controversy relates to us or a member of our taxable group, will be controlled by Morgan Stanley. However, in certain circumstances we may be entitled to control certain audits or controversies relating to taxes that solely relate to us or a member of our taxable group.

License Agreement

We have a trademark license agreement with Morgan Stanley which grants us an exclusive royalty-free license to use the Morgan Stanley trademark “Morgan Stanley Capital International” for as long as Morgan Stanley owns 50% or more of us. We intend to amend the trademark license agreement upon completion of this offering to grant us an exclusive royalty-free license to use the Morgan Stanley trademark “Morgan Stanley Capital International” for so long as Morgan Stanley owns greater than 50% of the total voting power to elect our directors. Pursuant to the amended agreement, we will be required to cease using the trademark “Morgan Stanley Capital International” within 90 days after Morgan Stanley ceases to own greater than 50% of the total voting power to elect our directors. We own the MSCI trademark and plan to continue to use the MSCI brand after Morgan Stanley ceases to own greater than 50% of the total voting power to elect our directors.

Intellectual Property Agreement

On November 20, 2007, we entered into an intellectual property agreement with Morgan Stanley granting both parties a reciprocal, non-exclusive, perpetual, irrevocable, world-wide, royalty-free license to use hardware settings and configurations, generic software libraries and routines and generic document templates owned and not separately commercialized by the granting party, that have been used by the granting party prior to the date upon which Morgan Stanley ceases to own more than 50% of the issued and outstanding shares of our common stock. We intend to amend the trademark license agreement upon completion of this offering to grant both parties a reciprocal, non-exclusive, perpetual, irrevocable, world-wide, royalty-free license to use hardware settings and configurations, generic software libraries and routines and generic document templates owned and not separately commercialized by the granting party, that have been used by the grantee party prior to the date upon which Morgan Stanley ceases to own greater than 50% of the total voting power to elect our directors.

Ongoing Leasehold Arrangements

As of May 31, 2008 and November 30, 2007, we leased an aggregate of approximately 13,500 square feet and 20,000 square feet, respectively, of office space from Morgan Stanley in three and ten locations, respectively. The rent and other terms of all such lease agreements are consistent with arm’s-length commercially reasonable terms for agreements of these types.

Our leases in Geneva, Switzerland and Frankfurt, Germany are guaranteed by subsidiaries of Morgan Stanley.

Morgan Stanley Agreements with Third Parties

Historically, we have received services provided by third parties pursuant to various agreements that Morgan Stanley has entered into for the benefit of its affiliates. We pay the third parties directly for the services they provide to us or reimburse Morgan Stanley through an allocation for our share of the actual costs incurred under the agreements. After this offering, we intend to continue to procure some of these third-party services through Morgan Stanley to the extent we are permitted (and elect to) or are required to do so.

Shareholder Agreement

On November 20, 2007, we entered into a shareholder agreement with Morgan Stanley which we intend to amend and restate upon completion of this offering.

Under the amended and restated shareholder agreement, we will grant to Morgan Stanley a continuing option, transferable to any of its subsidiaries, to purchase, under certain circumstances, additional shares of class B common stock (the “Option”). The Option may be exercised by Morgan Stanley simultaneously with the issuance of any equity securities by us only to the extent necessary to maintain Morgan Stanley’s ownership percentage of the total voting power of our stock at a minimum of 50.1%. We also agree to indemnify Morgan Stanley with respect to liabilities resulting from our breach of the shareholder agreement. The purchase price of the shares of class B common stock purchased upon any exercise of the Option will be based on the market price at which class A common stock may be purchased by third parties as of the date of delivery of notice of exercise of the Option. The Option will terminate in the event that Morgan Stanley reduces its ownership percentage in us to less than 50.1% of the total voting power of our stock. We do not intend to issue additional shares of class B common stock except pursuant to the exercise of the Option.

Under the amended and restated shareholder agreement, for so long as Morgan Stanley’s ownership percentage is at least 50.1% of the total voting power of our stock, we will agree to (i) not take any action or enter into any commitment or agreement which, to our knowledge, may reasonably be anticipated to result in a violation or event of default by Morgan Stanley or any of its subsidiaries of applicable law or regulation, any provision of Morgan Stanley’s certificate of incorporation or bylaws, any credit agreement or other material agreement of Morgan Stanley, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over Morgan Stanley or its assets; and (ii) not take any action, including the redemption or repurchase of our stock, that has the direct or indirect effect of reducing the amount of our outstanding stock without the prior written approval of Morgan Stanley, if such action would cause Morgan Stanley’s ownership percentage of the total voting power of our stock to be less than 50.1%.

Subject to certain limitations, Morgan Stanley may assign certain of its rights under the shareholder agreement to any person that agrees to be bound by certain terms of the shareholder agreement. The shareholder agreement further provides Morgan Stanley with certain registration rights relating to shares of our outstanding common stock held by Morgan Stanley. Subject to certain limitations, Morgan Stanley and its transferees may require us to register, under the Securities Act, all or any portion of the common stock, a so-called “demand registration.” We are not obligated to effect a demand registration within the six-month period after the effective date of a previous demand registration; this restriction is not applicable, however, to any demand registrations requested by Morgan Stanley within six months of the date of the amended and restated shareholder agreement.

Additionally, Morgan Stanley and its transferees have so-called “piggyback” registration rights, which means that Morgan Stanley and its transferees may include their respective shares in any future registrations of our equity securities, whether or not that registration relates to a primary offering by us or a secondary offering by or on behalf of any of our shareholders. The demand registration rights and piggyback registrations are each subject to customary market cutback exceptions.

We will pay certain registration expenses in connection with certain “demand” or “piggyback” registrations, except underwriting discounts, commissions and transfer taxes, if any. The shareholder agreement sets forth customary registration procedures, including an agreement by us to make our management available for road show presentations in connection with any underwritten offerings. We also agree to indemnify Morgan Stanley and its transferees with respect to liabilities or expenses resulting from untrue statements or omissions or alleged untrue statements or omissions in any registration statement used in any such registration, other than any actual or alleged untrue statements or omissions resulting from information furnished to us for use in the registration statement by the underwriters, Morgan Stanley or any transferee.

Certain rights of Morgan Stanley and its transferees under the shareholder agreement remain in effect with respect to the shares of class B common stock covered by the agreement for ten years or earlier under certain circumstances.

Under the amended and restated shareholder agreement, as long as Morgan Stanley’s ownership percentage of the total voting power of our stock is at least 50.1%, Morgan Stanley has the right to fill any vacancies on our Board of Directors, to increase the size of the Board by creating new directorships, and to fill those vacancies resulting from any newly-created directorships. Under the amended and restated shareholder agreement, if Morgan Stanley’s ownership percentage of the total voting power of our stock is less than 50.1%, Morgan Stanley has the right to designate two directors of our Board as long as Morgan Stanley owns at least 10% of our outstanding stock.

Credit Facility

On November 14, 2007, we entered into a $500.0 million credit facility with Morgan Stanley Senior Funding, Inc. and Bank of America, N.A., as agents for a syndicate of lenders, and other lenders party thereto, and is comprised of a $200.0 million term loan A facility, a $225.0 million term loan B facility, (the term loan A facility and the term loan B facility together are referred to herein as the “Term Loans”) which was issued at a discount of 0.5% of the principal amount resulting in proceeds of approximately $223.9 million, and a $75.0 million revolving credit facility (the “Revolving Credit Facility” and together with the Term Loans, the “Credit Facility”) (under which there were no drawings as of November 30, 2007). Outstanding borrowings under the Credit Facility accrue interest at (i) LIBOR plus a fixed margin of 2.50% in the case of the term loan A facility and the Revolving Credit Facility and 3.00% in the case of the term loan B facility or (ii) the base rate plus a fixed margin of 1.50% in the case of the term loan A facility and the Revolving Credit Facility and 2.00% in the case of the term loan B facility, in each case subject to interest rate step downs based on the achievement of consolidated leverage ratio (as defined in the Credit Facility) conditions. The term loan A facility and the term loan B facility mature on November 20, 2012 and November 20, 2014, respectively. The Revolving Credit Facility is available for working capital requirements and other general corporate purposes (including the financing of permitted acquisitions), subject to certain conditions, and matures on November 20, 2012. An affiliate of Morgan Stanley and Banc of America Securities LLC acted as joint lead arrangers for the Credit Facility. For a description of certain provisions of our Credit Facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Asset Purchase Agreement

We intend to enter into an asset purchase agreement with Morgan Stanley & Co. Incorporated pursuant to which Morgan Stanley & Co. Incorporated and certain other affiliates of Morgan Stanley will sell to us certain furniture, equipment and fixtures that we have been using in our business. Historically we have been charged for the use of such assets on a monthly basis by Morgan Stanley. The purchase price of the assets is expected to be between $3.4 million and $4.0 million dollars.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors, as of June 30, 2008:

Name	Age	Position
Henry A. Fernandez	50	Chairman, Chief Executive Officer, President and Director
David C. Brierwood	47	Chief Operating Officer
Michael K. Neborak	51	Chief Financial Officer
C.D. Baer Pettit	43	Head of Client Coverage
Gary Retelny	50	Head of Strategy and Business Development and Chief Administrative Officer
Kenneth M. deRegt	52	Director
Benjamin F. duPont	44	Director
James P. Gorman	49	Director
Linda H. Riefler	47	Director
Robert W. Scully	58	Director
David H. Sidwell	55	Director
Scott M. Sipprelle	45	Director
Rodolphe M. Vallee	48	Director

Henry A. Fernandez has served as Chairman since October 2007 and has served as Chief Executive Officer, President and Director since 1998. Prior to joining us, Mr. Fernandez worked for Morgan Stanley from 1983 to 1991 and since 1994, most recently as a Managing Director in the Institutional Equity Division. Mr. Fernandez holds a Bachelor of Arts in economics from Georgetown University and an M.B.A. from the Stanford University Graduate School of Business.

David C. Brierwood has served as Chief Operating Officer since 2006. Prior to joining us, Mr. Brierwood worked for Morgan Stanley from 1986 to 2006, most recently as Chief Operating Officer of the Institutional and Retail Securities Groups. Mr. Brierwood holds a Bachelor of Science in material science from the Royal School of Mines, Imperial College at the University of London and an M.B.A. from the Manchester Business School in England.

Michael K. Neborak has served as Chief Financial Officer since 2006. Prior to joining us, Mr. Neborak worked for Citigroup and its predecessors from 1982 to 2006, most recently as Chief Financial Officer for Operations and Technology and Chief Financial Officer for Alternative Investments. Mr. Neborak holds a Bachelor of Arts in economics from Lafayette College and an M.B.A. from the Stern School of Business at New York University. Mr. Neborak is an inactive licensed Certified Public Accountant.

C.D. Baer Pettit has served as Head of Client Coverage since 2001. Prior to joining us, Mr. Pettit worked for Bloomberg L.P. from 1992 to 1999, most recently as Deputy Head of European Sales. Mr. Pettit holds a Master of Arts in history from Cambridge University in England and a Master of Science from the School of Foreign Service at Georgetown University.

Gary Retelny has served as Head of Strategy and Business Development since 2003 and Chief Administrative Officer since 2008. Prior to joining us, Mr. Retelny worked for Cori Capital Partners, L.P. and Cori-related entities from 2000 to 2003 as a Managing Director. Mr. Retelny holds a Bachelor of Science and a Master of Science in civil engineering from Stanford University and an M.B.A. from the Stanford University Graduate School of Business.

Kenneth M. deRegt has served as a director since 2007. Mr. deRegt re-joined Morgan Stanley as a Managing Director in the Office of the Chairman as of February 2008. Mr. deRegt was appointed Chief Risk Officer of Morgan Stanley in March 2008 and is a member of Morgan Stanley’s Management Committee. In this role, he is involved in strategic oversight of Morgan Stanley’s risk profile and function, and works with senior management on strategy and internal controls. Previously, Mr. deRegt had been a Managing Director for Aetos

Capital, LLC, an investment management firm, from 2002 to 2008. Prior to joining Aetos Capital, Mr. deRegt was a private investor from 2000 until 2002. Mr. deRegt worked for Morgan Stanley from 1981 to 2000, most recently as the head of its Fixed Income, Currencies and Commodities divisions and a member of Morgan Stanley’s Management Committee. Prior to joining Morgan Stanley, Mr. deRegt worked for Bank of America from 1977 to 1981. Mr. deRegt holds a Bachelor of Arts in economics from Stanford University.

Benjamin F. duPont has served as a director since 2008. Mr. duPont is the Founder and President of yet2.com, a firm he founded in 1999. Prior to that, Mr. duPont worked for the DuPont Corporation from 1986 to 1999, most recently in the Specialty Chemicals, Fibers and Automotive division. Mr. duPont currently serves as a director of Platinum Research. Mr. duPont holds a Bachelor of Science in mechanical engineering from Tufts University.

James P. Gorman has served as a director since 2007. Mr. Gorman was appointed Co-President of Morgan Stanley in December 2007. Prior to that, Mr. Gorman served as President and Chief Operating Officer of Morgan Stanley’s Global Wealth Management Group since 2006. Mr. Gorman is a member of Morgan Stanley’s Management Committee. Prior to joining Morgan Stanley, Mr. Gorman worked for Merrill Lynch from 1999 to 2005, most recently as the head of Merrill Lynch’s global private client businesses. Mr. Gorman holds a Bachelor of Arts and law degree from the University of Melbourne and an M.B.A. from Columbia University.

Linda H. Riefler has served as a director since 2005. Ms. Riefler has been the Chief Talent Officer of Morgan Stanley since 2006 and is a member of Morgan Stanley’s Management Committee. Ms. Riefler joined Morgan Stanley in 1987 and was elected a Managing Director in 1998. Ms. Riefler holds a Bachelor of Arts in economics from Princeton University and an M.B.A. from the Stanford University Graduate School of Business.

Robert W. Scully has served as a director since 2008. Mr. Scully became a member of the Office of the Chairman for Morgan Stanley in December 2007. Previously, Mr. Scully served as Co-President of Morgan Stanley with responsibility for the Asset Management and Private Equity businesses. Prior to that, he served as Morgan Stanley’s Chairman of Global Capital Markets and Vice Chairman of Investment Banking. Mr. Scully currently serves as a director of GMAC. Mr. Scully received a Bachelor of Arts from Princeton University and an M.B.A. from the Harvard Business School.

David H. Sidwell has served as a director since 2007. Previously, Mr. Sidwell served as Executive Vice President and Chief Financial Officer of Morgan Stanley from March 2004 to October 2007 and was a member of Morgan Stanley’s Management Committee. Prior to joining Morgan Stanley, Mr. Sidwell worked for JPMorgan Chase starting in 1984, most recently as Chief Financial Officer of JPMorgan Chase’s investment bank. Prior to that, Mr. Sidwell spent nine years with PricewaterhouseCoopers, both in New York and London. Mr. Sidwell currently serves as a director of UBS AG. Mr. Sidwell holds a Bachelor of Arts in economics from Cambridge University in England and is a Chartered Accountant.

Scott M. Sipprelle has served as a director since 2008. Mr. Sipprelle is currently a private investor. Previously, Mr. Sipprelle served as General Partner and Chief Investment Officer of two different investment firms, Copper Arch Capital from 2002 to 2007 and Midtown Research Group from 1998 to 2002. Prior to joining Midtown Research Group, Mr. Sipprelle worked for Morgan Stanley from 1985 to 1998, most recently as Head of U.S. Equity Capital Markets. Mr. Sipprelle holds a Bachelor of Arts in economics from Hamilton College.

Rodolphe M. Vallee has served as a director since 2008. Mr. Vallee is the Chairman and Chief Executive Officer and owner of R. L. Vallee, Inc., an energy distribution company. Mr. Vallee has held this position from 2007 to present and from 1992 to 2005. Mr. Vallee was the United States Ambassador to the Slovak Republic from 2005 to 2007, before returning to R. L. Vallee, Inc. Mr. Vallee holds a Bachelor of Arts in biology from Williams College and an M.B.A. from The Wharton School of the University of Pennsylvania.

Each of our executive officers is a Managing Director of both us and Morgan Stanley. There are no additional responsibilities or duties, however, associated with their title of Managing Director of Morgan Stanley.

There are no family relationships among any of our directors or executive officers.

PRINCIPAL AND SELLING STOCKHOLDER

Currently, Morgan Stanley owns 53,038,764.79 shares, or 100% of our outstanding class B common stock, of which 23,000,000 shares, or 43.36% of the outstanding class B common stock, are being offered for sale and sold by Morgan Stanley pursuant to this prospectus (26,450,000 shares, or 49.87%, if the underwriters’ over-allotment option is exercised in full), and which will automatically convert into class A common stock when sold pursuant to this prospectus.

Upon completion of this offering, Morgan Stanley will beneficially own 30,038,764.79 shares, or 100%, of the outstanding shares of our class B common stock, which will represent approximately 68.21% of the combined voting power of all classes of our voting stock (64.41% if the underwriters’ over-allotment option is exercised in full).

From time to time, affiliates of Morgan Stanley have provided, and continue to provide, investment banking and other services to MSCI. See “Arrangements Between Morgan Stanley and Us.” The shares of class A common stock offered for sale pursuant to this prospectus may be offered by and for the account of Morgan Stanley and any pledgees, donees, assignees and transferees or successors-in-interest of Morgan Stanley. We have agreed to pay all of the expenses in connection with such registration of the shares other than underwriting discounts and selling commissions, if any, and the fees and expenses of counsel.

The principal executive offices of Morgan Stanley are located at 1585 Broadway, New York, New York, 10036.

The following table sets forth information regarding the ownership of class B common stock and class A common stock of the selling stockholder and the shares of our class A common stock being offered for sale under this prospectus by the selling stockholder. The number of shares outstanding and the percentages of beneficial ownership are based on 53,038,764.79 shares of class B common stock and 47,013,312 shares of class A common stock issued and outstanding as of June 30, 2008.

	Common Stock Owned Before the Offering					Number of Shares of Class A Common Stock That May Be Offered Hereby	Common Stock To Be Owned After the Offering
	Class A Common Stock		Class B Common Stock				Class A Common Stock		Class B Common Stock
Name of Beneficial Owner	Number	Percent	Number	Percent			Number	Percent	Number	Percent
Morgan Stanley	—	—	53,038,764.79	100%	(1)	23,000,000	—	—	30,038,764.79	100%	(2)

(1)	Represents approximately 84.94% of the combined voting power of all classes of voting stock.
(2)	Represents approximately 68.21% of the combined voting power of all classes of voting stock.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK

The following discussion is a summary of the material U.S. federal income and estate tax considerations that may be relevant to you if you become a beneficial owner of our class A common stock and you are not a citizen or resident of the United States, a U.S. domestic corporation, or a person that would otherwise be subject to U.S. federal income tax on a net income basis in respect of such common stock. The summary deals only with shares of class A common stock that will be held as capital assets and does not purport to deal with all possible tax consequences of purchasing, owning, and disposing of our class A common stock. In particular, the summary does not address the tax consequences that may be applicable to persons in special tax situations, including persons that will hold shares of our common stock in connection with a U.S. trade or business or a U.S. permanent establishment or persons who hold more than 5% of our common stock. You should consult your own tax advisers about the tax consequences of the purchase, ownership, and disposition of our class A common stock in light of your own particular circumstances, including the tax consequences under state, local, foreign, and other tax laws and the possible effects of any changes in applicable tax laws.

Dividends

Any dividends that you receive with respect to our class A common stock will be subject to U.S. federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. In order to claim the benefits of an income tax treaty, you will generally be required to provide a certification of your entitlement to treaty benefits on IRS Form W–8BEN.

Sale, Exchange, or Other Disposition

Any gain that you realize upon a sale, exchange, or other disposition of our class A common stock will generally not be subject to U.S. federal income tax unless you are an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

Estate Tax

If you are an individual, shares of our class A common stock that you own or are treated as owning at the time of your death will be included in your gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty otherwise provides.

Backup Withholding

In general, you will not be subject to any U.S. federal backup withholding tax on dividends that you receive with respect to our class A common stock if you provide a certification of your status as a non-U.S. person on IRS Form W-8BEN or otherwise establish an exemption. In addition, no backup withholding will generally be required with respect to the proceeds of a sale of our class A common stock that you make within the United States or through certain U.S. and U.S.-related financial intermediaries if the payor receives such a certification or you otherwise establish an exemption. If you do not provide a certification of your status as a non-U.S. person on IRS Form W-8BEN or otherwise establish an exemption, U.S. federal backup withholding tax will apply to such dividends and sales proceeds. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the IRS.

UNDERWRITERS

Under the expected terms and subject to the conditions contained in an underwriting agreement to be dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and UBS Securities LLC are acting as representatives, have severally agreed to purchase, and the selling stockholder has agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
UBS Securities LLC
Banc of America Securities LLC
William Blair & Company, L.L.C.
Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC
Keefe, Bruyette & Woods, Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Total

The underwriters are offering the shares of class A common stock subject to their acceptance of the shares from the selling stockholder and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of class A common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $             per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representative.

Morgan Stanley expects to grant the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 3,450,000 additional shares of class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. Morgan Stanley & Co. Incorporated, on behalf of the underwriters, may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of class A common stock listed in the preceding table. If the underwriters’ over-allotment option is exercised in full, the total price to the public would be $            , the total underwriters’ discounts and commissions would be $            and the total proceeds to the selling stockholder would be $            .

The underwriters have informed MSCI that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of class A common stock offered by them.

Our class A common stock is listed on the New York Stock Exchange under the symbol “MXB.”

We, the selling stockholder, our executive officers, certain of our directors and certain of our stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, subject to certain exceptions, we and they will not, during the period ending 60 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

The restrictions described in the above paragraph do not apply to:

•

transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after completion of this offering; provided that no filing under the Exchange Act shall be required or shall be voluntarily made in connection with such transaction (other than a filing on Form 4 after the expiration of the lock-up period or on a Form 5 made when required);

•	the sale of shares of class A common stock to the underwriters pursuant to this offering;

•	shares issued upon the exercise of options granted under employee stock option plans existing as of the date of this prospectus;

•	grants of employee stock options or restricted stock in accordance with the terms of a plan in effect on the date of this prospectus;

•

up to 10,006,989 shares (or options, warrants or convertible securities relating to common shares) issued in connection with bona fide mergers or acquisitions, joint ventures, commercial relationships or other strategic transactions, provided that the shares (or options, warrants or convertible securities relating to the common shares) so issued are subject to the restrictions described above for the remainder of the 60-day restricted period and possible extension of such period described below;

•

the transfer of shares of common stock by any person other than us (i) pursuant to a will, other testamentary document or applicable laws of descent, (ii) as a bona fide gift, (iii) to a family member or trust or (iv) to any affiliates; provided that, in each case, the transferee agrees to be bound in writing by the terms of the lock-up agreement prior to such transfer and no filing by any party (donor, donee, transferor or transferee) under the Exchange Act shall be required or shall be voluntarily made in connection with such transfer (other than a filing on a Form 4 after the expiration of the lock-up period or on a Form 5 made when required) and such transfer does not involve a disposition for value;

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the restricted period; and

•	the issuance of class A common stock upon conversion of outstanding shares of class B common stock.

Additionally, our executive officers and certain of our directors have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, they will not, during the period ending 60 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of class A common stock or any security convertible into or exercisable or exchangeable for class A common stock.

The 60-day restricted period described above is subject to extension such that, in the event that either (1) during the last 17 days of the restricted period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the applicable restricted period, the “lock-up” restrictions described above will, subject to limited exceptions, continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The following table shows the per share and total underwriting discounts and commissions the selling stockholder is to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our class A common stock.

Paid by Selling Stockholder
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

In order to facilitate the offering of the class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over allotment option. The underwriters may also sell shares in excess of the over allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of class A common stock in the open market to stabilize the price of the class A common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the class A common stock in the offering, if the syndicate repurchases previously distributed class A common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the class A common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

From time to time, Morgan Stanley & Co. Incorporated and some of the other underwriters have provided, and continue to provide, investment banking services to MSCI. On November 14, 2007, we entered into the Credit Facility with certain affiliates of Morgan Stanley & Co. Incorporated and some of the other underwriters. See “Arrangements Between Morgan Stanley and Us—Credit Facility.” We engaged an affiliate of Morgan Stanley & Co. Incorporated and Banc of America Securities LLC as joint lead arrangers for the Credit Facility.

The underwriters have agreed to reimburse MSCI and the selling stockholder for certain of their expenses incurred in connection with the offering of the common stock.

The estimated offering expenses payable by us, in addition to any underwriting discounts and commissions that will be paid by the selling stockholder, are approximately $0.6 million, which includes legal, accounting and printing costs and various other fees associated with registering the class A common stock.

MSCI, the selling stockholder and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Because MSCI Inc. and Morgan Stanley are affiliates of Morgan Stanley & Co. Incorporated, Morgan Stanley & Co. Incorporated is deemed to have a “conflict of interest” under Rule 2720 of the Financial Industry

Regulatory Authority (“FINRA”). When a FINRA member with a conflict of interest participates as an underwriter in a public offering, the FINRA rules generally require that the public offering price may be no higher than that recommended by a “qualified independent underwriter” as defined by FINRA. Because a bona fide independent market (as defined in Rule 2720 of the FINRA) exists for the class A common shares, a qualified independent underwriter is not required to be appointed; however, the offering will be conducted in accordance with all other applicable provisions of the FINRA rules.

Directed Share Program

At our request, Morgan Stanley & Co. Incorporated has reserved for sale, at the public offering price, up to 825,000 shares offered in this prospectus for our independent directors, officers, employees and certain other persons associated with us. The number of shares of class A common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares of class A common stock to the public in that Member State prior to the publication of a prospectus in relation to the shares of class A common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares of class A common stock may be made at any time with effect from and including the Relevant Implementation Date under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

(d) at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of shares of class A common stock to the public” in relation to any shares of class A common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of class A common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of class A common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/7l/EC and includes any relevant implementing measure in each Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out in this prospectus.

United Kingdom

Each underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) received by it in connection with the issue or sale of the shares of class A common stock in circumstances in which Section 21(1) of such Act does not apply to the issuer and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any shares of class A common stock in, from or otherwise involving the United Kingdom.

VALIDITY OF COMMON STOCK

The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Davis Polk & Wardwell, New York, New York and by Cleary Gottlieb Steen & Hamilton LLP, for the underwriters.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from our Annual Report in Form 10-K for the year ended November 30, 2007 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report dated February 27, 2008 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, 132(R)”), which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim financial information for the periods ended May 31, 2008 and 2007 and the periods ended February 29, 2008 and February 28, 2007, which are incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports included in our Quarterly Reports on Form 10-Q for the quarter ended May 31, 2008 and February 29, 2008, and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because these reports are not “reports” or a “part” of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below:

(a) Annual Report on Form 10-K for the fiscal year ended November 30, 2007, as filed with the SEC on February 28, 2008;

(b) Quarterly Report on Form 10-Q for the fiscal quarters ended February 29, 2008 and May 31, 2008, as filed with the SEC on April 10 and July 7, 2008, respectively;

(c) Current Report on Form 8-K filed on April 30, 2008 (Item 1.01 only), February 27, 2008, February 14, 2008 and February 7, 2008;

(d) Proxy Statement on Schedule 14A (those portions incorporated by reference into our Form 10-K only), as filed with the SEC on February 28, 2008; and

(e) Amendment No. 7 to our Registration Statement on Form S-1/A, as filed with the SEC on November 13, 2007.

These filings and other documents may be inspected at our Internet site at www.mscibarra.com. You may request a copy of these filings at no cost, by writing or telephoning the office of Investor Relations, MSCI Inc., 88 Pine Street, New York, New York 10005, (212) 804-1583.

We make our website content available for information purposes only. It should not be relied upon for investment purposes, nor is it incorporated by reference in this prospectus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of MSCI Inc.

We have audited the accompanying consolidated statements of financial condition of MSCI Inc. and subsidiaries (the “Company”) as of November 30, 2007 and 2006, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended November 30, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MSCI Inc. and subsidiaries at November 30, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 and Note 13 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R).”

/s/ Deloitte & Touche LLP

New York, New York

February 27, 2008

MSCI INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	As of November 30,
	2007	2006
	(in thousands, except per share and share data)
ASSETS
Current assets
Cash and cash equivalents	$33,818	$24,362
Cash deposited with related parties	137,625	330,231
Trade receivables (net of allowances of $1,584 and $1,588 as of November 30, 2007 and 2006, respectively)	77,748	62,337
Due from related parties	2,627	37,838
Deferred Taxes	17,425	3,886
Prepaid and other assets	12,160	3,552

Total current assets	281,403	462,206
Property, equipment and leasehold improvements (net of accumulated depreciation of $13,404 and $11,929 at November 30, 2007 and 2006, respectively)	4,246	5,186
Investments in unconsolidated companies	3,000	3,000
Goodwill	441,623	441,623
Intangible assets (net of accumulated amortization of $94,543 and $68,190 at November 30, 2007 and 2006, respectively)	174,407	200,760

Total assets	$904,679	$1,112,775

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Payable to related parties	$17,143	$64,676
Income taxes payable	16,212	1,013
Accrued compensation and related benefits	53,831	46,115
Other accrued liabilities	10,265	6,810
Current maturities of long-term debt	22,250	—
Deferred revenue	125,230	102,368

Total current liabilities	244,931	220,982
Long term debt, net of current maturities	402,750	—
Deferred taxes	56,977	66,081

Total liabilities	704,658	287,063

Shareholders’ Equity
Common stock (par value $0.01; 500,000,000 class A shares and 250,000,000 class B shares authorized; 16,111,388 class A shares and 83,900,000 class B shares issued and outstanding)	1,000	29
Additional paid in capital	265,098	649,884
Retained earnings (accumulated deficit)	(65,884)	176,121
Accumulated other comprehensive loss	(193)	(322)

Total shareholders’ equity	200,021	825,712

Total liabilities and shareholders’ equity	$904,679	$1,112,775

See Notes to Consolidated Financial Statements.

MSCI INC.

CONSOLIDATED STATEMENTS OF INCOME

	For the fiscal year ended November 30,
	2007	2006	2005
	(in thousands, except per share data)
Operating revenues(1)	$369,886	$310,698	$278,474
Cost of services(1)	121,711	115,426	106,598
Selling, general and administrative(1)	92,477	85,820	70,220
Amortization of intangible assets	26,353	26,156	28,031

Total operating expenses	240,541	227,402	204,849

Operating income	129,345	83,296	73,625
Interest income(1)	13,143	15,482	8,738
Interest expense(1)	9,586	352	1,864
Other income	390	1,043	398

Interest income (expense) and other, net	3,947	16,173	7,272

Income before provision for income taxes, discontinued operations and cumulative effect of change in accounting principle	133,292	99,469	80,897
Provision for income taxes	52,181	36,097	30,449

Income before discontinued operations and cumulative effect of change in accounting principle	81,111	63,372	50,448

Discontinued operations
Income from discontinued operations(1)	—	12,699	5,847
Provision for income taxes on discontinued operations	—	4,626	2,054

Income from discontinued operations	—	8,073	3,793

Income before cumulative effect of change in accounting principle	81,111	71,445	54,241
Cumulative effect of change in accounting principle	—	—	313

Net income	$81,111	$71,445	$54,554

Earnings per basic common share:
Continuing operations	$0.96	$0.76	$0.60
Discontinued operations	—	0.10	0.05
Cumulative effect of change in accounting principle	—	—	—

Earnings per basic common share(2)	$0.96	$0.85	$0.65

Earnings per diluted common share:
Continuing operations	$0.96	$0.76	$0.60
Discontinued operations	—	0.10	0.05
Cumulative effect of change in accounting principle:	—	—	—

Earnings per diluted common share(2)	$0.96	$0.85	$0.65

Weighted average shares outstanding used in computing earnings per share
Basic	84,608	83,900	83,900

Diluted	84,624	83,900	83,900

(1)	Amounts related to related parties are as follows:

	For the fiscal year ended November 30,
	2007	2006	2005
	(in thousands)
Operating revenues	$14,250	$15,588	$13,875
Cost of services	$14,957	$13,225	$10,854
Selling, general and administrative	$11,458	$9,889	$8,904
Interest income	$12,938	$15,327	$8,654
Interest expense	$8,307	$259	$1,834
Discontinued operations	—	—	$225

(2)	Numbers may not add due to rounding.

See Notes to Consolidated Financial Statements.

MSCI INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the fiscal year ended November 30,
	2007	2006	2005
	(in thousands)
Net income	$81,111	$71,445	$54,554
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(776)	2,050	(5,838)
Minimum pension liability adjustment	23	—	—

Comprehensive income	$80,358	$73,495	$48,716

See Notes to Consolidated Financial Statements.

MSCI INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Common Stock	Additional Paid-in Capital	Retained Earnings (accumulated deficit)	Accumulated Other Comprehensive Income (loss)	Total
	(in thousands)
Balance at November 30, 2004	$29	$649,884	$55,122	$3,466	$708,501
Net Income			54,554		54,554
Foreign currency translation adjustment				(5,838)	(5,838)

Balance at November 30, 2005	29	649,884	109,676	(2,372)	757,217
Net Income			71,445		71,445
Dividends paid			(5,000)		(5,000)
Foreign currency translation adjustment				2,050	2,050

Balance at November 30, 2006	29	649,884	176,121	(322)	825,712
Net Income			81,111		81,111
Dividends paid		(649,884)	(323,116)		(973,000)
Foreign currency translation adjustment				(776)	(776)
Minimum pension liability adjustment				23	23
SFAS No 158 pension adjustment				882	882
Common stock issued	971	(971)			—
Compensation payable in common stock and options		1,034			1,034
Net proceeds from IPO after underwriting, discounts, commissions and expenses		265,035			265,035

Balance at November 30, 2007	$1,000	$265,098	$(65,884)	$(193)	$200,021

See Notes to Consolidated Financial Statements.

MSCI INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the fiscal year ended November 30,
	2007	2006	2005
	(in thousands)
Cash flows from operating activities
Net income	$81,111	$71,445	$54,554
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, equipment and leasehold improvements	1,475	3,499	2,546
Amortization of intangible assets	26,353	26,156	29,531
Compensation payable in common stock and options	1,034	—	—
Gain on sale from discontinued operations	—	—	(6,833)
Provision for bad debts	119	654	753
Deferred taxes	(22,643)	(10,013)	(52,213)
Cumulative effect of accounting change in accounting principle net of tax	—	—	(313)
(Gain) loss on sale of principal investment	—	25	(397)
Changes in assets and liabilities:
Trade receivable	(15,530)	11,774	(12,379)
Due from related parties	35,211	(23,850)	(7,650)
Prepaid and other assets	491	(2,219)	702
Payable to related parties	(47,533)	(5,566)	53,897
Deferred revenue	22,862	14,416	(737)
Accrued compensation and related benefits	8,621	14,728	(1,767)
Income taxes payable	15,199	(7,010)	3,478
Other accrued liabilities	3,455	(10,374)	(3,291)

Net cash provided by operating activities	110,225	83,665	59,881

Cash flows from investing activities
Proceeds from sale of discontinued operations	—	—	90,000
Cash deposited with related parties	192,606	(77,349)	(154,009)
Proceeds from sale of principal investment	—	20	647
Purchased property, equipment and leasehold improvements	(535)	(2,435)	(346)

Net cash provided by (used in) investing activities	192,071	(79,764)	(63,708)

Cash flows from financing activities:
Proceeds from initial public offering of common stock, net of underwriting discount and other direct costs of $24.8 million	265,035	—	—
Proceeds from issuance of long term debt	423,875	—	—
Payment of issuance costs in connection with long term debt	(7,974)	—	—
Payments for cash dividends	(973,000)	(5,000)	—

Net cash used by financing activities	(292,064)	(5,000)	—

Effect of exchange rate changes	(776)	2,050	(5,838)

Net increase (decrease) in cash	9,456	951	(9,665)
Cash and cash equivalents, beginning of period	24,362	23,411	33,076

Cash and cash equivalents, end of period	$33,818	$24,362	$23,411

Supplemental disclosure of cash flow information
Cash paid for interest	$8,559	$352	$1,864

Cash paid for income taxes	$48,991	$7,246	$7,856

See Notes to Consolidated Financial Statements.

MSCI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    INTRODUCTION AND BASIS OF PRESENTATION

Organization

The consolidated financial statements include the accounts of MSCI Inc. (formerly known as Morgan Stanley Capital International Inc.) and its subsidiaries. MSCI Inc. and its subsidiaries are hereafter referred to collectively as the “Company” or “MSCI.” In November 2007, MSCI completed an initial public offering of 16.1 million class A common shares, representing 16.1% of the economic interest in the Company, and received net proceeds of $265.0 million, net of underwriters discounts, commissions and other offering expenses. The Company’s majority shareholder, Morgan Stanley (“parent company”), has an 81.0% economic interest in the Company. Morgan Stanley is a global financial services firm that, through its subsidiaries and affiliates, provides its products and services to a large and diversified group of clients and customers, including corporations, governments, financial institutions and individuals. 2.9% of the economic interest in the Company is retained by Capital Group International, Inc., the other shareholder along with Morgan Stanley prior to the initial public offering.

MSCI is a leading provider of investment decision support tools to investment institutions worldwide. The Company produces indices and risk and return portfolio analytics for use in managing investment portfolios. The Company’s products are used by institutions investing in or trading equity, fixed income and multi-asset class instruments and portfolios around the world. The Company’s flagship products are its international equity indices marketed under the MSCI brand and its equity portfolio analytics marketed under the Barra brand. The Company’s products are used in many areas of the investment process, including portfolio construction and optimization, performance benchmarking and attribution, risk management and analysis, index-linked investment product creation, asset allocation, investment manager selection and investment research.

The Company’s primary products consist of equity indices, equity portfolio analytics and multi-asset class portfolio analytics. The Company also has product offerings in the areas of fixed income portfolio analytics; hedge fund indices and risk models, and energy and commodity asset valuation analytics. The Company’s products are generally comprised of proprietary index data, risk data and sophisticated software applications. The Company’s index and risk data are created by applying its models and methodologies to market data. The Company’s clients can use its data together with its proprietary software applications, third-party applications or their own applications in their investment processes. The Company’s proprietary software applications offer its clients sophisticated portfolio analytics to perform in-depth analysis of their portfolios, using its risk data, the client’s portfolio data and fundamental and market data.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The Company’s policy is to consolidate all entities in which it owns more than 50% of the outstanding voting stock unless it does not control the entity. It is also the Company’s policy to consolidate any variable interest entity for which the Company is the primary beneficiary, as required by Financial Accounting Standards Board (“FASB”) Interpretation No. 46R, Consolidation of Variable Interest Entities (revised December 2003)—an interpretation of ARB No. 51 (“FIN 46R”). The Company consolidated the POSIT joint venture up until the time of the sale of the Company’s interest in February 2005. For investments in any entities in which the Company owns 50% or less of the outstanding voting stock but in which the Company has significant influence over operating and financial decisions, the Company applies the equity method of accounting. In cases where the Company’s investment is less than 20% and significant influence does not exist, such investments are carried at cost.

On June 3, 2004, Morgan Stanley acquired Barra, Inc. (“Barra”). On December 1, 2004, Morgan Stanley contributed Barra to the Company. The contribution of Barra was accounted for as a transfer of net assets between entities under common control and, therefore, presented in the financial position and results of operations of the Company as if Barra had been combined with the Company from the date of acquisition.

Significant Accounting Policies

Basis of Financial Statements and Use of Estimates

The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). These accounting principles require the Company to make certain estimates and judgments that can affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the periods presented. Significant estimates and assumptions made by management include the deferral and recognition of income, the allowance for doubtful accounts, impairment of long-lived assets, accounting for income taxes and other matters that affect the consolidated financial statements and related disclosures. Actual results could differ materially from these estimates.

The consolidated financial statements have been derived from the financial statements and accounting records of Morgan Stanley using the historical results of operations and historical bases of assets and liabilities of the Company’s business. The consolidated statements of income reflect expense allocations for certain corporate functions historically provided by Morgan Stanley, including human resources, information technology, accounting, legal and compliance, corporate services, treasury and other services. These allocations were based on what the Company and Morgan Stanley considered to be reasonable reflections of the utilization levels of these services required in support of the Company’s business and are based on methods that include direct time tracking, headcount, inventory metrics and corporate overhead. As a stand-alone company, and as the Company replaces services currently provided by Morgan Stanley, the Company’s expenses may be higher or lower than the amounts reflected in the consolidated statements of income.

Inter-company balances and transactions are eliminated in consolidation.

Revenue Recognition

Revenue related to the Company’s non-software-related recurring arrangements is recognized pursuant to the requirements of Emerging Issues Task Force 00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables.” Under EITF 00-21, transactions with multiple elements should be considered separate units of accounting if all of the following criteria are met:

•	The delivered item has stand-alone value to the client,

•	There is objective and reliable evidence of the fair value of the undelivered item(s), and

•	If the arrangement includes a general right of return, delivery or performance of the undelivered items is considered probable and substantially in the control of the vendor.

The Company has signed subscription agreements with all of its clients that set forth the fees paid to the Company by the clients. Further, the Company regularly assesses the receivable balances for each client. The Company’s subscription agreements for these products include provisions that, among other things, allow clients, for no additional fee, to receive updates and modifications which from time to time may be made, for the term of the agreement, typically one year. As the Company currently does not have objective and reliable evidence of the fair value of this element of the transaction, the Company does not account for the delivered item as a separate element. Accordingly, the Company recognizes revenue ratably over the term of the license agreement.

The Company’s software-related recurring revenue arrangements do not require significant modification or customization of any underlying software applications being licensed. Accordingly, the Company recognizes software revenues, excluding the energy and commodity asset valuation analytics products, pursuant to the requirements of Statement of Position (“SOP”) 97-2, “Software Revenue Recognition,” as amended by SOP 98-9 “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions.” In accordance with SOP 97-2, the Company begins to recognize revenue from subscriptions, maintenance and customer technical support, and professional services when all of the following criteria are met: (1) the Company has persuasive evidence of a legally binding arrangement, (2) delivery has occurred, (3) client fee is deemed fixed or determinable, and (4) collection is probable.

The Company has signed subscription agreements with all of its clients that set forth the fees paid to the Company by the clients. Further, the Company regularly assesses the receivable balances for each client. The Company’s subscription agreements for software products include provisions that, among other things, allow clients to receive unspecified future software upgrades for no additional fee as well as the right to use the software products with maintenance for the term of the agreement, typically one year. As the Company does not have vendor specific objective evidence (“VSOE”) for these elements (except for the support related to energy and commodity asset valuation products), the Company does not account for these elements separately. Accordingly, except for revenues related to energy and commodity asset valuation products, the Company recognizes revenue ratably over the term of the license agreement.

The Company’s software license arrangements generally do not include acceptance provisions. Such provisions generally allow a client to test the software for a defined period of time before committing to license the software. If a license agreement includes an acceptance provision, the Company does not record subscription revenue until the earlier of the receipt of a written customer acceptance or, if not notified by the customer that it is cancelling the license agreement, the expiration of the acceptance period.

For the energy and commodity asset valuation analytics products, the Company uses the residual method to recognize revenue when a product agreement includes one or more elements to be delivered at a future date and VSOE of the fair value of all undelivered elements exists. In virtually all of the Company’s contracts, the only element that remains undelivered at the time of delivery of the product is support. The fair value of support is determined based upon the fees paid for the support by clients who purchase support separately. Under the residual method, the fair value of the undelivered element is deferred and the remaining portion of the contract fee is recognized as product revenue. Support fees for these products are recognized ratably over the support period.

The Company applies Staff Accounting Bulletin No. 104 (“SAB 104”), Revenue Recognition, in determining revenue recognition related to clients that use the Company’s indices as the basis for certain index-linked investment products such as exchange traded funds or futures contracts. These clients commonly pay the Company a fee based on the investment product’s assets under management or contract volumes. These fees are calculated based upon estimated assets in the investment product or contract volumes obtained either through independent third-party sources or the most recently reported information of the client.

The Company recognizes revenue when all the following criteria are met:

•	The client has signed a contract with the Company,

•	The service has been rendered,

•	The amount of the fee is fixed or determinable based on the terms of the contract, and

•	Collectability is reasonably assured.

The Company has signed contracts with all clients that use the Company’s indices as the basis for certain index-linked investment products, such as exchange traded funds or futures contracts. The contracts state the terms under which the assets under management fees are to be calculated. These fees are billed in arrears, after the fees have been earned. The fees are earned as the Company supplies the indices to the client. The Company assesses the credit worthiness of these clients prior to entering into a contract and regularly reviews the receivable balances related to them.

Share-Based Compensation

Certain employees of the Company have received share-based compensation under Morgan Stanley’s executive compensation programs. The Company’s compensation expense reflects the adoption by Morgan Stanley of the fair value method of accounting for share-based payments under Statement of Financial Accounting Standards (“SFAS”) No. 123R, Share-Based Payment (“Statement No. 123R”) using the modified prospective approach as of December 1, 2004.

Statement No. 123R requires measurement of compensation cost for equity-based awards at fair value and recognition of compensation cost over the service period, net of estimated forfeitures. The fair value of Morgan Stanley-related restricted stock units is determined based on the number of units granted and the grant date fair value of Morgan Stanley common stock, measured as the volume-weighted average price on the date of grant. The fair value of Morgan Stanley-related stock options is determined using the Black-Scholes valuation model and the single grant life method. Under the single grant life method, option awards with graded vesting are valued using a single weighted-average expected option life. Compensation for all stock-based payment awards is recognized using the graded vesting attribution method.

For Morgan Stanley share-based compensation awards issued prior to the adoption of Statement No. 123R, Morgan Stanley’s accounting policy for awards granted to retirement-eligible employees was to recognize compensation cost over the service period specified in the award terms. Morgan Stanley accelerates any unrecognized compensation cost for such awards if and when a retirement-eligible employee leaves the Company. For Morgan Stanley share-based compensation awards made to retirement-eligible employees of the Company during the fiscal year ended November 30, 2005, compensation expense reflected the recognition of compensation expense for such awards on the date of grant.

Based on interpretive guidance related to Statement No. 123R, in the first quarter of fiscal 2006, Morgan Stanley changed its accounting policy for expensing the cost of anticipated fiscal 2006 year-end share-based awards that were granted to retirement-eligible employees in the first quarter of fiscal 2007. Effective December 1, 2005, Morgan Stanley began accruing the estimated cost of these awards over the course of the current year rather than expensing the awards on the date of grant.

In fiscal 2007, in connection with its initial public offering, MSCI Inc. made a founders grant in the form of restricted stock units (representing shares of MSCI Inc. common stock) and options to purchase MSCI Inc. common stock. The aggregate value of the founders’ grant was $68.0 million of restricted stock units and options, subject to two- to four-year vesting periods.

Allowance for Doubtful Accounts

An allowance for doubtful accounts is recorded when it is probable and estimable that a receivable will not be collected. The allowance for doubtful accounts was approximately $1.6 million at each of November 30, 2007 and 2006. Changes in the allowance for doubtful accounts from December 1, 2005 to November 30, 2007 were as follows:

in thousands
Balance as of November 30, 2005	$1,078
Addition to provision	654
Amounts written off	(144)

Balance at November 30, 2006	1,588
Addition to provision	119
Amounts written off	(123)

Balance at November 30, 2007	$1,584

Deferred Revenue

Deferred revenues represent amounts billed or payments received from customers for services and maintenance in advance of performing the services. The Company’s clients normally pay subscription fees annually or quarterly in advance. Deferred revenue is amortized ratably over the service period. Where the contract has not begun or renewed, deferred revenues and accounts receivable are not recognized.

Accounting for Income Taxes

The Company’s taxable income historically has been included in the consolidated United States federal income tax return of Morgan Stanley and in returns filed by Morgan Stanley with certain state taxing jurisdictions. The Company’s foreign income tax returns have been filed on a separate company basis. The Company’s federal and foreign income tax liability has been computed and presented in these statements as if it were a separate taxpaying entity in the periods presented. The state and local tax liability presented in these statements reflects the fact that the Company is included in certain state unitary filings of Morgan Stanley, and that its tax liability is affected by the attributions of the unitary group. Where the Company files as a stand-alone taxpayer, the Company’s state and local tax filings will reflect its separate filing attributes. Federal and state taxes are remitted to Morgan Stanley pursuant to a tax sharing agreement between the companies.

Deferred income tax expense is provided for using the asset and liability method, under which deferred tax assets and deferred liabilities are determined based on the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates.

Research and Development and Software Capitalization

The Company accounts for research and development costs in accordance with several accounting pronouncements, including SFAS No. 2, Accounting for Research and Development Costs (“SFAS No. 2”) and SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed (“SFAS No. 86”). SFAS No. 2, requires that R&D generally be expensed as incurred. SFAS No. 86 specifies that costs incurred internally in researching and developing a computer software product should be charged to expense until technological feasibility has been established for the product. Once technological feasibility is established, all software costs should be capitalized until the product is available for general release to clients. Judgment is required in determining when technological feasibility of a product is established. Costs incurred after technological feasibility is established have not been material, and accordingly, the Company has expensed all research and development costs when incurred. Research and development costs for the fiscal years ended November 30, 2007, 2006 and 2005 were approximately $57.0 million, $55.4 million and $48.3 million, respectively, and are included in cost of services in the consolidated statements of income.

Investments in Unconsolidated Companies

The Company accounts for investments in unconsolidated companies under the cost method of accounting.

Foreign Currency Translation

Assets and liabilities of operations having non-U.S. dollar functional currencies are translated at year-end rates of exchange, and income statement accounts are translated at weighted average rates of exchange for the year. Gains or losses resulting from translating foreign currency financial statements, net of related tax effects, are reflected in accumulated other comprehensive income (loss), a separate component of shareholders’ equity. Gains or losses resulting from foreign currency transactions are included in net income.

Comprehensive Income (Loss)

Comprehensive income (loss) includes certain changes in equity that are excluded from net income (loss). Specifically, cumulative foreign currency translation adjustments are included in accumulated other comprehensive income. Comprehensive income (loss) has been reflected in the consolidated statements of shareholders’ equity.

Accumulated other comprehensive loss totaled approximately $0.2 million, $0.3 million and $2.4 million as of November 30, 2007, 2006 and 2005, respectively, resulting from cumulative foreign currency translation, adjustment for minimum pension liability and the adoption of SFAS No. 158.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits and money market investments of three months or less.

Change in Accounting Principle

Certain employees of the Company participate in several of Morgan Stanley’s equity-based stock compensation plans. The Company records compensation expense based upon the fair value of stock-based awards. Morgan Stanley early adopted Statement of Financial Accounting Standards SFAS No. 123R, Share-Based Payment using the modified prospective approach as of December 1, 2004. SFAS No. 123R revised the fair value-based method of accounting for share-based payment liabilities, forfeitures and modifications of stock-based awards and clarified guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to service periods. Upon adoption the Company recognized a gain of approximately $0.5 million ($0.3 million after tax) as a cumulative effect of a change in accounting principle in the first quarter of fiscal 2005 resulting from the requirement to estimate forfeitures at the date of grant instead of recognizing them as incurred.

Discontinued Operations

On February 1, 2005, the Company sold for $90.0 million its 50% interest in POSIT JV, a joint venture that owned the intellectual property for and certain licenses underlying the POSIT equity crossing system that matches institutional buyers and sellers, to Investment Technology Group, Inc. (“ITG”). The Company recorded a pre-tax gain of approximately $6.8 million at the time of sale. The Company acquired the POSIT JV interest as part of its acquisition of Barra. As part of the sale agreement, the Company was entitled to additional royalties for a period of 10 years subsequent to the sale pursuant to an earn-out arrangement, based on fees earned by ITG related to the POSIT system. In the fiscal years ended November 30, 2006 and 2005, the Company received $1.0 million and $3.2 million, respectively. In 2006, ITG exercised its option to accelerate the earn-out period by making a lump sum payment to the Company of $11.7 million, which is included in income from discontinued operations on the consolidated statement of income. No further payments are to be received. The results of operations, the gain on sale, and the lump sum payment are accounted for as discontinued operations in the Company’s consolidated financial statements as of November 30, 2006.

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and fixtures and computer and communications equipment are provided principally by the straight-line method over the estimated useful life of the asset. Estimates of useful lives are as follows: furniture & fixtures—five years; computer and communications equipment—three to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the asset or, where applicable, the remaining term of the lease, but not exceeding 15 years.

Goodwill

Goodwill is recorded as part of the Company’s acquisitions of businesses when the purchase price exceeds the fair value of the net tangible and separately identifiable intangible assets acquired. The carrying amount of the Company’s goodwill is $441.6 million primarily relating to its acquisition of Barra. The Company’s goodwill is not amortized, but rather is subject to an impairment test each year, or more often if conditions indicate impairment may have occurred, pursuant to SFAS No. 142, Goodwill and Other Intangible (SFAS No. 142). There was no impairment write-down of the Company’s goodwill in the years ended November 30, 2007, 2006 and 2005.

Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, cash on deposit with related parties, trade receivables, receivables from related parties, prepaid expenses and certain accrued liabilities and deferred revenue. The carrying value of these financial instruments approximates fair value given their short-term nature.

Impairment of Long-Lived Assets

The Company reviews long-lived assets and identifiable definite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. If the carrying value of the assets exceeds the estimated future undiscounted cash flows, a loss is recorded for the excess of the asset’s carrying value over the fair value. To date the Company has not recognized any impairment loss for long-lived assets.

Concentration of Credit Risk

The Company licenses its products and services to investment managers primarily in the United States, Europe and Asia (primarily Hong Kong and Japan). The Company evaluates the credit of its customers and does not require collateral. The Company maintains reserves for estimated credit losses.

Financial instruments that may potentially subject the Company to concentrations of credit risk consist principally of cash investments and short-term investments. Excess cash is held on deposit with the Company’s parent company. The Company receives interest at Morgan Stanley’s internal prevailing rates. At November 30, 2007 and 2006, amounts held on deposit with the parent company were $137.6 million and $330.2 million, respectively.

For the fiscal years ended November 30, 2007 and 2006, Barclays PLC and its affiliates accounted for 12.6% and 11.2% of the Company’s operating revenues. For the fiscal years ended November 30, 2005, no single client accounted for more than 10% of the Company’s operating revenues.

2.    RECENT ACCOUNTING PRONOUNCEMENTS

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for the Company as of December 1, 2007. The effect of adopting FIN 48 does not have a material impact on results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective beginning an entity’s first fiscal year that begins after November 15, 2007, or upon early adoption of FASB Statement No. 159, The Fair Value Option for Financial

Assets and Financial Liabilities (“Statement No. 159”). The Company early adopted FASB Statement No. 159 as of December 1, 2006, and, in effect, adopted SFAS No. 157 at the same time. The adoption of SFAS No. 157 did not have a material impact on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS No. 158”). Our employees currently participate in Morgan Stanley’s pension and post-retirement plans. Among other items, SFAS No. 158 required recognition of the overfunded or underfunded status of Morgan Stanley’s defined benefit and postretirement plans as an asset or liability in the consolidated financial statements for the fiscal year ending November 30, 2007. Morgan Stanley recorded an after-tax charge of $208 million to Shareholder’s equity upon the adoption of this requirement. The Company recorded an after tax charge of $0.9 million to Shareholders’ equity upon adoption of this requirement. SFAS No. 158 also requires the measurement of defined benefit and postretirement plan assets and obligations as of the end of the fiscal year. SFAS No. 158’s requirement to use the fiscal year-end date as the measurement date is effective for fiscal years ending after December 15, 2008. Morgan Stanley expects to early adopt a fiscal year-end measurement date for its fiscal year ending November 30, 2008. Morgan Stanley currently expects to record an after-tax charge of approximately $15 million to Shareholders’ equity upon the early adoption of the measurement date change. The Company also expects to early adopt the measurement date change, but expects the impact of this change to be immaterial.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) 108, which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The guidance is applicable for fiscal years ending after November 15, 2006. Effective August 31, 2006, the Company early adopted SAB 108. The adoption did not have an impact to the Company’s consolidated financial statements.

In February 2007, the FASB issued Statement No. 159. Statement No. 159 permits entities to elect to measure certain assets and liabilities at fair value with changes in the fair values of those items (unrealized gains and losses) recognized in the statement of income for each reporting period. Under this Statement, fair value elections can be made on an instrument-by-instrument basis, are irrevocable, and can only be made upon specified election date events. In addition, new disclosure requirements apply with respect to instruments for which fair value measurement is elected. The Company elected to early adopt Statement No. 159 as of December 1, 2006. Effective December 1, 2006, the Company chose not to make any fair value elections with respect to any of its eligible assets or liabilities as permitted under the provisions of Statement No. 159. The adoption did not have a material impact to the Company’s consolidated financial statements.

In June 2007, the EITF reached consensus on Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards.” EITF Issue No. 06-11 requires that the tax benefit related to dividend equivalents paid on restricted stock units that are expected to vest be recorded as an increase to additional paid-in capital. The Company currently accounts for this tax benefit as a reduction to its income tax provision. EITF Issue No. 06-11 is to be applied prospectively for tax benefits on dividends declared in fiscal years beginning after December 15, 2007. The Company is currently evaluating the potential impact of adopting EITF Issue No. 06-11. The Company currently has no plans to pay a dividend.

3.    EARNINGS PER COMMON SHARE

Basic and diluted earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period.

The following table sets forth the computation of earnings per share (in thousands except per share data):

	For the fiscal year ended November 30,
	2007	2006		2005
Income from continued operations before discontinued operations and cumulative effect of change in accounting principle, net	$81,111	$63,372		$50,448
Income from discontinued operations, net	—	8,073		3,793
Cumulative effect of accounting change, net	—	—		313

Net income	$81,111	$71,445		$54,554

Weighted average common shares outstanding
Basic	84,608	83,900		83,900

Diluted(2)	84,624	83,900		83,900

Earnings per basic common share:
Continuing operations	$0.96	$0.76		$0.60
Discontinued operations	—	0.10		0.05
Cumulative effect of change in accounting principle	—	—		—

Earnings per basic common share	$0.96	$0.85	(1)	$0.65

Earnings per diluted common share:
Continuing operations	$0.96	$0.76		$0.60
Discontinued operations	—	0.10		0.05
Cumulative effect of change in accounting principle	—	—		—

Earnings per diluted common share	$0.96	$0.85	(1)	$0.65

(1)	Numbers may not total due to rounding.
(2)	Includes shares attributable to the founders grant in 2007.

4.    CASH AND CASH EQUIVALENTS

As of November 30, 2007 and 2006, cash and cash equivalents aggregated to $33.8 million, and $24.4 million, respectively. This constituted approximately 3.7% and 2.2% of total assets for each date presented, respectively.

5.    CASH DEPOSITED WITH RELATED PARTIES

The Company deposits most of its excess funds with its parent company. As of November 30, 2007 and 2006, excess funds deposited with the parent company were approximately $137.6 million and $330.2 million, respectively. Cash on deposit with its parent company is available on demand. Cash on deposit with its parent company earned interest at average rates of 5.61% and 5.18% for the years ended November 30, 2007 and 2006, respectively.

6.    LONG TERM DEBT

On November 14, 2007, the Company entered into a secured $500.0 million revolving Credit Facility with Morgan Stanley Senior Funding, Inc. and Bank of America, N.A., as agents for a syndicate of lenders, and other lenders party thereto. Outstanding borrowings under the Credit Facility accrue interest at (i) LIBOR plus a fixed margin of 2.50% in the case of the term loan A facility and the revolving facility and 3.00% in the case of the term loan B facility or (ii) the base rate plus a fixed margin of 1.50% in the case of the term loan A facility and the revolving facility and 2.00% in the case of the term loan B facility. As of November 30, 2007, the Credit Facility was bearing interest at 7.24% in the case of the term loan A facility and 7.74% in the case of the term loan B facility. The term loan A facility and the term loan B facility will mature on November 20, 2012 and November 20, 2014, respectively. At November 30, 2007, $425.0 million was outstanding and there was $75.0 million of unused credit.

Provisions contained in the Company’s Credit Facility require the Company and the Company’s subsidiaries to achieve specified financial and operating results and maintain compliance with certain financial ratios.

The aggregate amount of all long term debt to be repaid for the years following November 30, 2007, is as follows:

For the fiscal year ended November 30,	Amount
(in thousands)
2008	$22,250
2009	22,250
2010	42,250
2011	42,250
2012	82,250
Thereafter	213,750

Total	$425,000

On February 13, 2008, the Company entered into interest rate swap agreements effective through the end of November 2010 for an aggregate notional principal amount of $251.7 million. By entering into these agreements, the Company reduced interest rate risk by effectively converting floating-rate debt into fixed-rate debt. This action reduces the Company’s risk of incurring higher interest costs in periods of rising interest rates and improves the overall balance between floating and fixed-rate debt. The effective fixed rate on the notional principal amount swapped is approximately 5.65%. These swaps are designated as fair value hedges and qualify for hedge accounting treatment under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities

7.    RELATED PARTY TRANSACTIONS

Cash Deposits, Receivables from Related Parties and Interest Income

The Company deposits most of its excess funds with its parent company. Related party receivables consist of amounts due from Morgan Stanley affiliates for the Company’s revenue and recharge of expenses to Morgan Stanley. The Company receives interest at Morgan Stanley’s internal prevailing rates on the cash deposits and related party receivables. The receivable amounts are unsecured. As of November 30, 2007 and 2006, excess funds deposited with the parent company were approximately $137.6 million and $330.2 million, representing approximately 15.3% and 29.7% of total assets, respectively. Related party receivables as of November 30, 2007 and 2006 were approximately $2.6 million and $37.8 million, respectively. Interest earned on both cash on deposit with the parent company and related party receivables for the years ended November 30, 2007 and 2006 totaled approximately $12.9 million and $15.3 million, respectively.

Revenues

Morgan Stanley or its affiliates and Capital Group International, Inc. or its affiliates subscribe to, in the normal course of business, certain of the Company’s products. Historically, Morgan Stanley and Capital Group International were entitled to a 15% discount on certain of the Company’s products and Capital Group International was entitled to most favored nation treatment in certain circumstances. Capital Group International receives this 15% discount with respect to one of its contracts with the Company, which terminates on August 31, 2009. Morgan Stanley does not receive this 15% discount under any of its outstanding contracts with the Company, but it does receive discounts consistent with those available to comparable clients. Although Morgan Stanley and Capital Group International have not been entitled to the historic 15% discount on contracts entered into since completion of the public offering, in the course of renegotiating their contracts upon termination, they may receive a discount similar to those available to comparable clients. Revenues recognized by the Company from subscription to the Company’s products by related parties for the fiscal years ended November 30, 2007, 2006 and 2005 are set forth below:

	For the fiscal year ended November 30,
	2007	2006	2005
	(in thousands)
Morgan Stanley and its affiliates	$12,423	$13,971	$12,783
Capital Group International, Inc. and its affiliates	1,827	1,617	1,092

Total	$14,250	$15,588	$13,875

Administrative Expenses

Morgan Stanley affiliates have invoiced administrative expenses to the Company relating to office space, equipment and staff services. The amount of services provided by Morgan Stanley affiliates for the fiscal years ended November 30, 2007, 2006 and 2005 was approximately $26.4 million, $23.1 million and $20.0 million, respectively.

Payables to Related Parties

Payables to related parties consist of amounts due to Morgan Stanley affiliates for the Company’s expenses, income taxes and prepayments for the Company’s services. The amounts outstanding are unsecured, bear interest at Morgan Stanley’s internal prevailing rates and are payable on demand. Amounts payable to related parties as of November 30, 2007 and 2006 were approximately $17.1 million and $64.7 million, respectively. Interest expense on these payables for the fiscal years ended November 30, 2007 and 2006 was approximately $8.3 million and $0.3 million, respectively.

8.    DISCONTINUED OPERATIONS

On February 1, 2005, the Company sold for $90.0 million its 50% interest in POSIT JV, a joint venture that owned the intellectual property for and certain licenses underlying the POSIT equity crossing system that matches institutional buyers and sellers, to ITG. The Company recorded a pre-tax gain of approximately $6.8 million at the time of sale. The Company acquired the POSIT JV interest as part of its acquisition of Barra. As part of the sale agreement, the Company was entitled to additional royalties for a period of 10 years subsequent to the sale pursuant to an earn-out arrangement, based on fees earned by ITG related to the POSIT system. In the fiscal years ended November 30, 2005 and 2006, the Company received $3.2 million and $1.0 million, respectively. In 2006, ITG exercised its option to accelerate the earn-out period by making a lump sum payment to the Company of $11.7 million. No further payments are to be received. The results of operations, gain on sale and the lump sum payment are accounted for as discontinued operations in the Company’s consolidated financial statements.

No discontinued operations were recorded in the year ended November 30, 2007. Revenues from discontinued operations for the years ended November 30, 2006 and 2005 were $12.7 million and $10.0 million, respectively. Expenses from discontinued operations for the fiscal year ended November 30, 2005 were $4.2 million. No expenses were recorded in the year ended November 30, 2006.

9.    PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements at November 30, 2007 and 2006 consisted of the following:

	As of November 30,
	2007	2006
	(in thousands)
Computer & related equipment	$7,598	$7,469
Furniture & fixtures	1,520	1,395
Leasehold improvements	8,532	8,251

Subtotal	17,650	17,115
Accumulated depreciation and amortization	(13,404)	(11,929)

Property, equipment and leasehold improvements, net	$4,246	$5,186

Depreciation and amortization expense of property, equipment and leasehold improvements was $1.5 million, $3.5 million and $2.5 million for the fiscal years ended November 30, 2007, 2006 and 2005, respectively.

10.     INTANGIBLE ASSETS

The Company amortizes definite-lived intangible assets over their estimated useful lives. Amortizable intangible assets are tested for impairment when impairment indicators are present, and, if impaired, written down to fair value based on either discounted cash flows or appraised values. No impairment of intangible assets has been identified during any of the periods presented. The Company has no indefinite-lived intangibles.

Amortization expense related to intangible assets for the years ended November 30, 2007, 2006 and 2005 was approximately $26.4 million, $26.2 million and $29.5 million, respectively, including amortization expense related to the intangible assets of discontinued operations. No amortization expense attributable to discontinued operations was recorded for the fiscal years ended November 30, 2007 or 2006. The amount of amortization expense attributable to discontinued operations for the fiscal year ended November 30, 2005 was $1.5 million.

The gross carrying amounts and accumulated amortization totals related to the Company’s identifiable intangible assets are as follows:

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	(in thousands)
As of November 30, 2006
Technology/software	$140,800	$(48,662)	$92,138
Trademarks	102,220	(12,158)	90,062
Customer relationships	25,880	(7,320)	18,560
Non-competes	50	(50)	—

Total	$268,950	$(68,190)	$200,760

As of November 30, 2007
Technology/software	$140,800	$(68,295)	$72,505
Trademarks	102,220	(17,022)	85,198
Customer relationships	25,880	(9,176)	16,704
Non-competes	50	(50)	—

Total	$268,950	$(94,543)	$174,407

As part of a review of the Barra Total Risk System on July 15, 2007, the Company decided to transition certain clients over the next two or three years from Total Risk to BarraOne or other Company products. At the end of this transition, Total Risk will no longer be offered. Management performed an impairment test in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144). Management of the Company determined there is no impairment of this asset.

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets (SFAS No. 142), the remaining useful life of the asset will be shortened from four-and-a-half years to two-and-a-half years. The revised estimated amortization is as follows (in thousands):

	Current amortization expense	Revised amortization expense	Total effect of revised amortization
	(in thousands)
2007	$2,040	$3,206	$1,166
2008	4,080	7,577	3,497
2009	4,080	7,577	3,497
2010	4,080	—	(4,080)
2011	4,080	—	(4,080)

	$18,360	$18,360	—

Estimated amortization expense for succeeding years is presented below:

Fiscal Year	Amortization Expense
(in thousands)
2008	$28,500
2009	25,718
2010	17,111
2011	17,111
2012	17,110
Thereafter	68,857

Total	$174,407

11.    INVESTMENT IN UNCONSOLIDATED COMPANIES

The Company holds a 17% interest in Alacra, Inc. on a fully diluted basis. The investment is carried at approximately $3.0 million, which has been accounted for under the cost method. This interest was acquired as part of the purchase of Barra in 2004. The Company has periodically reviewed the financial performance, liquidity and other general market factors related to Alacra, Inc. to determine if the carrying value is still appropriate. The Company performed a review as of November 30, 2007. No impairment was recorded.

12.    LEASE COMMITMENTS

The Company leases facilities under non-cancelable operating lease agreements. Future minimum commitments for these operating leases in place as of November 30, 2007 are as follows:

Fiscal Year	Amount
(in thousands)
2008	$6,476
2009	5,979
2010	4,899
2011	4,661
2012	4,647
Thereafter	7,671

Total	$34,333

The terms of certain lease agreements provide for rental payments on a graduated basis. The Company recognizes rent expense on the straight-line basis over the lease period and has accrued for rent expense incurred but not paid. Rent expense under operating leases and for space the Company uses in its parent company’s facilities for the fiscal years ended November 30, 2007, 2006 and 2005 was approximately $10.4 million, $8.6 million and $9.7 million, respectively. For those offices in which the Company occupies space in its parent company’s facilities, the rent charged includes allocations of services related to the maintenance of the space. The cost of these services is not broken out separately.

On December 21, 2007, the Company signed a new lease through March 31, 2013 for the Budapest office. On January 6, 2008, the Company signed a new lease through July 5, 2008 for the Dubai office. On February 6, 2008 and February 20, 2008, the Company signed two new leases through April 3, 2011 and March 30, 2011, respectively, for data center space in Hong Kong. On February 7, 2008, the Company signed a new lease through February 28, 2011 for the Shanghai office. On February 8, 2008, the Company signed a new lease through January 27, 2011 for the Paris office. Future payments associated with these new leases are approximately $2.2 million.

13.    EMPLOYEE BENEFITS

The Company participates in defined benefit pension and other post-retirement plans sponsored by Morgan Stanley for eligible U.S. employees. A supplementary pension plan covering certain executives is directly sponsored by Morgan Stanley. The Company also participates in a separate defined contribution pension plan maintained by Morgan Stanley that covers substantially all of its non-U.S. employees. The assets and obligations under these plans were not separately identifiable for the Company. Discrete, detailed information concerning costs of these plans was not available for the Company, but is part of general and administrative costs allocated by Morgan Stanley included in operating expenses on the statement of income. Costs relating to pension and post-retirement benefit expenses allocated from Morgan Stanley included in cost of services were $2.0 million, $1.5 million and $2.2 million for the years ended November 30, 2007, 2006 and 2005, respectively. Amounts included in selling, general and administrative expense related to these pension and post-retirement expenses for the years ended November 30, 2007, 2006 and 2005 were $0.5 million, $0.6 million and $1.6 million, respectively. Amounts included in discontinued operations related to these expenses were negligible for the year ended November 30, 2005.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS No. 158”). In 2007, Morgan Stanley adopted the funded status requirement of SFAS No. 158. Among other items, SFAS No. 158 requires recognition of the overfunded or underfunded status of an entity’s defined benefit and postretirement plans as an asset or liability in the financial statements and requires the measurement of defined benefit and postretirement plan assets and obligations as of the end of the employer’s fiscal year. SFAS No. 158’s requirement to use the fiscal year-end date as the measurement date is effective for fiscal year ending November 30, 2009. Morgan Stanley currently uses a measurement date of September 30 to calculate obligations under its pension and postretirement plans and will early adopt a fiscal year-end measurement date for the fiscal year ending November 30, 2008 using the alternative method. Morgan Stanley will use measurements determined for the 2007 year-end reporting in lieu of remeasuring plan assets and benefit obligations as of the beginning of the 2008 fiscal year. Fourteen months instead of twelve months of expense is calculated and an adjustment is made to beginning retained earnings covering the period October 1, 2007 through November 30, 2007. The Company also expects to early adopt the measurement date change, but expects the impact of this change to be immaterial.

Prior to its adoption of SFAS No. 158, but after taking into account the effects of the Discover Spin-off, Morgan Stanley recognized a final net minimum pension liability of $68 million ($47 million after-tax) at November 30, 2007 and $13 million ($7 million after-tax with recognition of a $1 million intangible asset) at November 30, 2006 for defined benefit pension plans whose accumulated benefit obligations exceeded plan assets. Morgan Stanley recorded a charge of $347 million ($208 million after-tax) to Accumulated other comprehensive income (loss), a component of Shareholders’ equity for its adoption of SFAS No. 158.

The Company recorded a pre-tax credit of $1.1 million ($0.9 million after-tax) to shareholders’ equity upon the adoption of SFAS No. 158.

The following table illustrates the incremental effect of the application of SFAS No. 158:

	Before application of SFAS No. 158	SFAS No. 158 Adjustments	After application of SFAS No. 158
	(in thousands)
Accrued compensation and related benefits	$54,964	$(1,133)	$53,831
Net current deferred tax asset	$17,676	$(251)	$17,425
Accumulated other comprehensive income (loss)	$(1,075)	$882	$(193)
Total shareholders’ equity	$199,139	$882	$200,021

The following discussion summarizes the Employee benefit plans.

Pension and Other Postretirement Plans. Substantially all of the U.S. employees of the Company hired before July 1, 2007 and its U.S. affiliates are covered by a non-contributory, defined benefit pension plan that is qualified under Section 401(a) of the Internal Revenue Code (the “Qualified Plan”). Unfunded supplementary plans (the “Supplemental Plans”) cover certain executives. These pension plans generally provide pension benefits that are based on each employee’s years of credited service and on compensation levels specified in the plans. Morgan Stanley’s policy is to fund at least the amounts sufficient to meet minimum funding requirements under applicable employee benefit and tax regulations. Liabilities for benefits payable under its Supplemental Plans are accrued by the Company and are funded when paid to the beneficiaries. Morgan Stanley’s U.S. Qualified Plan was closed to new participants effective July 1, 2007. In lieu of a defined benefit pension plan, eligible employees who were first hired, rehired or transferred to a U.S. benefits eligible position on or after July 1, 2007 will receive a retirement contribution into their 401(k) plan. The amount of the retirement contribution is included in the Company’s 401(k) cost and will be equal to between 2% to 5% of eligible pay based on years of service as of December 31.

The Company also participates in an unfunded post-retirement benefit plan that provides medical and life insurance for eligible U.S. retirees and their dependents.

Net Periodic Benefit Expense. Net periodic benefit expense allocated to the Company included the following components:

	Pension			Postretirement
	Fiscal 2007	Fiscal 2006	Fiscal 2005	Fiscal 2007	Fiscal 2006	Fiscal 2005
	(dollars in thousands)
Net periodic benefit expense	$2,369	$1,873	$3,384	$103	$263	$500

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) was enacted in December 2003. For 2008, Morgan Stanley elected not to apply for the Medicare Retiree Drug Subsidy or take any other action related to the Act since Medicare prescription drug coverage was deemed to have no material effect on Morgan Stanley’s retiree medical program. No impact of the Act has been reflected in the Company’s results.

Morgan Stanley 401(k) and Profit Sharing Awards.

Eligible employees may participate in the Morgan Stanley 401(k) Plan immediately upon hire. Eligible employees receive 401(k) matching contributions which are invested in Morgan Stanley’s common stock. The retirement contribution granted in lieu of a defined benefit pension plan is included in the Morgan Stanley 401(k) expense allocated to the Company. Morgan Stanley also provides discretionary profit sharing to certain employees. The Company’s expenses associated with the 401(k) Plan for fiscal years 2007, 2006 and 2005 were approximately $1.8 million, $0.5 million and $0.3 million, respectively. The Company’s expense related to the ESOP and profit sharing plans for the fiscal years 2007, 2006 and 2005 was approximately $1.5 million, $1.9 million and $2.2 million, respectively.

14.    SHARE-BASED COMPENSATION

Morgan Stanley Share-based Compensation Awards

Certain employees of the Company have received share-based compensation under Morgan Stanley’s executive compensation programs. Expense allocations to the Company from Morgan Stanley reflect the adoption by Morgan Stanley of the fair value method of accounting for share-based payments under Statement No. 123R using the modified prospective approach as of December 1, 2004. Statement No. 123R requires measurement of compensation cost for share-based awards at fair value and recognition of compensation cost over the service period, net of estimated forfeitures.

The fair value of Morgan Stanley-related restricted stock units is determined based on the number of units granted and the grant date fair value of Morgan Stanley common stock, measured as the volume-weighted average price on the date of grant. The fair value of Morgan Stanley-related stock options is determined using the Black-Scholes valuation model and the single grant life method. Under the single grant life method, option awards with graded vesting are valued using a single weighted-average expected option life.

The components of share-based compensation expense (net of cancellations and a cumulative effect of a change in accounting principle in fiscal 2005 associated with the adoption of Statement No. 123R) related to Company employees allocated to the Company are presented below:

	For the fiscal year ended November 30,
	2007(1)	2006(2)	2005
	(in thousands)
Deferred stock	$3,696	$7,329	$1,441
Stock options	437	1,026	222

Total	$4,133	$8,355	$1,663

(1)	Includes $1.0 million of expenses for MSCI equity awards granted to the Company’s employees and non-employee directors, as described below.
(2)	Includes $2.9 million of accrued share-based compensation expense for Morgan Stanley equity awards granted to the Company’s retirement-eligible employees in December 2006.

The amount of this expense included in cost of services for the years ended November 30, 2007 and 2006 was $1.9 million and $2.7 million, respectively. This expense was not incurred for the year ended November 30, 2005.

The amount of this expense included in selling, general and administrative expense for the years ended November 30, 2007, 2006 and 2005 was $2.2 million, $5.7 million and $1.7 million, respectively.

The tax benefits for share-based compensation expense related to deferred stock and stock options granted to Company employees were $1.5 million, $2.9 million and $0.6 million for the years ended November 30, 2007, 2006 and 2005, respectively.

At November 30, 2007, approximately $2.4 million of compensation cost related to Morgan Stanley-related unvested share-based awards granted to the Company’s employees had not yet been recognized. The unrecognized compensation cost relating to unvested stock-based awards expected to vest will primarily be recognized over the next two years.

Morgan Stanley spun-off Discover (“Discover Spin-off”), effective June 30, 2007. Outstanding options to purchase Morgan Stanley common stock held by Company employees were adjusted to preserve the intrinsic value of the award immediately prior to the spin-off using an adjustment ratio based on the Morgan Stanley closing market stock price immediately prior to the spin-off date and the beginning market stock price at the date of the spin-off. Outstanding deferred shares held by Company employees who remained with the Company after the Discover spin-off were adjusted by multiplying the number of shares by an adjustment ratio in order to account for the impact of the spin-off on the value of our shares at the time the spin-off was completed.

Deferred Stock Awards. Certain Company employees have been granted deferred stock awards pursuant to several Morgan Stanley share-based compensation plans. The plans provide for the deferral of a portion of certain key employees’ discretionary compensation with awards made in the form of restricted common stock or the right to receive unrestricted shares of common stock in the future (“restricted stock units”). Awards under these plans are generally subject to vesting over time and to restrictions on sale, transfer or assignment until the end of a specified period, generally five years from date of grant. All or a portion of an award may be canceled if employment is terminated before the end of the relevant vesting period. All or a portion of a vested award also may be canceled in certain limited situations, including termination for cause during the restriction period.

The following table sets forth activity concerning Morgan Stanley vested and unvested restricted stock units applicable to the Company’s employees (share data in thousands):

For the Year Ended November 30, 2007	Number of Shares(1)	Weighted Average Price(1)
Restricted stock units at beginning of year	317	$44.13
Granted	81	66.68
Conversion to common stock	(41)	37.77
Canceled	(31)	49.05

Restricted stock units at end of year(2)	326	$50.04

(1)	The number of shares and weighted-average price have been adjusted to reflect the impact of the Discover Spin-off based on the adjustment ratio discussed above.
(2)	Approximately 316,000 awards, with a weighted average price of $49.65, were vested or expected to vest.

The total fair value of restricted stock units held by the Company’s employees converted to Morgan Stanley common stock during the year ended November 30, 2007, 2006 and 2005 was $2.6 million, $0.6 million and $0.1 million, respectively.

The following table sets forth activity concerning Morgan Stanley vested and unvested restricted stock units related to the Company’s employees (share data in thousands):

For the Year Ended November 30, 2007	Number of Shares(1)	Weighted Average Grant Date Fair Value(1)
Unvested restricted stock units at beginning of year	216	$45.03
Granted	81	66.68
Vested	(88)	55.93
Canceled	(31)	49.05

Unvested restricted stock units at end of year(2)	178	$48.79

Expected to vest	169	$47.99

(1)	The number of shares and weighted-average grant date fair value have been adjusted to reflect the impact of the Discover Spin-off based on the adjustment ratio discussed above.
(2)	Unvested restricted stock units represent awards where recipients have yet to satisfy either the explicit vesting terms or retirement-eligibility requirements.

Stock Option Awards. Certain Company employees have been granted stock option awards pursuant to several Morgan Stanley share-based compensation plans. The costs associated with the participation in the plans are allocated to the Company and are included in employee compensation and benefits expense. The plans provide for the deferral of a portion of certain employees’ discretionary compensation with awards made in the form of stock options generally having an exercise price not less than the fair value of Morgan Stanley common stock on the date of grant. Such stock option awards generally become exercisable over a one- to five-year period and expire 10 years from the date of grant, subject to accelerated expiration upon termination of employment. Stock option awards have vesting, restriction and cancellation provisions that are similar to those in the deferred stock awards.

The weighted average fair value of Morgan Stanley stock options related to the Company’s employees granted during the year ended November 30, 2007 and 2006 was $19.12 (as adjusted to reflect the impact of the Discover Spin-off) and $30.20 (unadjusted to reflect the impact of the Discover spin-off), respectively, utilizing the following weighted average assumptions:

	For the fiscal year ended November 30,
	2007	2006
Risk free interest rate	4.4%	4.8%
Expected option life in years	6.3	6.1
Expected stock price volatility	23.8%	39.3%
Expected dividend yield	1.4%	1.4%

The Company’s expected option life for Morgan Stanley stock options has been determined based upon historical experience. Beginning December 1, 2006, the expected stock price volatility assumption was determined using the implied volatility of exchange traded options, consistent with the guidance in Staff Accounting Bulletin No. 107, “Share-Based Payment.” Prior to December 1, 2006, the expected stock price volatility was determined based upon Morgan Stanley’s historical stock price data over a time period similar to the expected option life. The Company believes that implied volatility is more reflective of market conditions and a better indicator of expected volatility than historical volatility or a combined method of determining volatility when developing its assumption of option awards to be settled in Morgan Stanley common stock.

The following table sets forth activity concerning Morgan Stanley stock options granted to the Company’s employees in respect of service provided in the year ended November 30, 2007 (option data and dollar values in thousands, except exercise price):

For the Year Ended November 30, 2007	Number of Options(1)	Weighted Average Exercise Price(1)	Weighted Average Remaining Life(1)	Aggregated Intrinsic Value
Options outstanding at beginning of year	258	$44.70	NA	NA
Granted	47	66.73	NA	NA
Exercised	(33)	44.26	NA	NA
Canceled	(1)	47.00	NA	NA

Options outstanding at end of year	271	48.60	5.47	$2,010

Options exercisable at end of year	250	47.57	5.21	$1,964

Options vested and expected to vest	265	$48.18	5.38	$2,010

(1)	The number of shares and weighted-average exercise price have been adjusted to reflect the impact of the Discover Spin-off based on the adjustment ratio discussed above.

The total intrinsic value of Morgan Stanley stock options exercised by the Company’s employees during the year ended November 30, 2007 was $0.9 million. The Morgan Stanley stock options exercised by the Company’s employees during each of the years ended November 30, 2006 and 2005 did not have any intrinsic value. The intrinsic value of the Morgan Stanley stock options exercised by the Company’s employees during each of the years ended November 30, 2006 and 2005 was immaterial.

MSCI Share-based Compensation Awards

In fiscal 2007, on completion of its initial public offering, the Company made a founders grant of approximately $68.0 million in the form of restricted stock units (representing shares of MSCI common stock) and options to purchase MSCI common stock, subject to two- to four-year vesting periods. All or a portion of the award may be cancelled if employment is terminated before the end of the relevant restriction period. All or a portion of the award also may be cancelled in certain limited situations, including termination for cause, during the restriction period. In addition, the Company awarded approximately $0.3 million in MSCI common stock and restricted stock units to directors who were not employees of the Company or Morgan Stanley.

The components of share-based compensation expense related to the awards to Company employees and directors who are not employees of the Company or Morgan Stanley of restricted stock units (representing shares of MSCI common stock) and options to purchase MSCI common stock, as applicable, are presented below (in thousands):

For the fiscal year ended November 30, 2007
Deferred stock	$839
Stock options	195

Total	$1,034

The amount of this expense included in cost of services and selling, general and administrative expense for the year ended November 30, 2007 was $0.2 million, and $0.8 million, respectively.

The tax benefits for share-based compensation expense related to deferred stock and stock options granted as part of the founders grant award to Company employees were $0.3 million for the year ended November 30, 2007.

At November 30, 2007, approximately $67.0 million of compensation cost related to MSCI unvested share-based awards granted to the Company’s employees and directors who are not employees of the Company or Morgan Stanley had not yet been recognized. The unrecognized compensation cost relating to unvested stock-based awards expected to vest will be recognized primarily over the next two to four years.

In connection with awards under its equity-based compensation and benefit plans, the Company is authorized to issue shares of its class A common stock. At November 30, 2007, approximately 8.0 million class A shares were available for future grant under these plans.

Deferred Stock Awards. The following table sets forth activity concerning MSCI vested and unvested restricted stock units applicable to Company’s employees and directors who are not employees of the Company or Morgan Stanley (share data in thousands):

For the Year Ended November 30, 2007	Number of Shares	Weighted Average Grant Date Fair Value
Unvested restricted stock units at beginning of year	—	—
Granted	2,917	$18.00
Conversion to common stock	(11)	18.00

Unvested restricted stock units at end of year(1)	2,906	$18.00

Expected to vest	2,065	$18.00

(1)	Unvested restricted stock units represent awards where recipients have yet to satisfy the explicit vesting terms.

Stock Option Awards. The options have an exercise price per share equal to the initial public offering price per share and expire ten years from the date of grant, subject to accelerated expiration upon termination of employment.

The weighted average fair value of MSCI stock options granted to the Company’s employees in the year ended November 30, 2007 was $7.46, utilizing the following weighted average assumptions:

For the fiscal year ended November 30, 2007
Risk free interest rate	4.0%
Expected option life in years	6.4
Expected stock price volatility	33.5%
Expected dividend yield	—

The Company’s expected option life for MSCI stock options has been determined using the shortcut method according to Staff Accounting Bulletin No. 107, taking into account the option’s weighted vesting period and contractual term. The expected stock price volatility assumption was determined using the historical volatility of MSCI’s peers. Because the Company did not have sufficient share price history to calculate the historical volatility of MSCI common stock at the time of option grant, the Company believes that its peers’ historical volatility is the most reliable data for the purposes of estimating the expected volatility of its options and is a better indicator of expected volatility than implied volatility or a combined method of determining volatility when developing its assumption of option awards to be settled in MSCI common stock.

The following table sets forth activity concerning MSCI stock options granted to the Company’s employees for the year ended November 30, 2007 (option data and dollar values in thousands, except exercise price):

For the Year Ended November 30, 2007	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Aggregated Intrinsic Value
Options outstanding at beginning of year	—	—	NA	NA
Granted	2,116	$18.00	NA	NA

Options outstanding at end of year	2,116	$18.00	9.96	$20,422

Options vested or expected to vest	1,562	$18.00	9.96	$15,075

No MSCI stock options were exercisable during the year ended November 30, 2007.

15.    INCOME TAXES

The provision for income taxes (benefits) consisted of (in thousands):

	For the fiscal year ended November 30,
	2007	2006	2005
Current
U.S. federal	$59,608	$32,924	$42,550
U.S. state and local	10,886	6,123	5,617
Non U.S.	4,261	2,692	3,954

	74,755	41,739	52,121

Deferred
U.S. federal	(19,630)	(4,819)	(20,396)
U.S. state and local	(1,861)	(313)	(445)
Non U.S.	(1,083)	(510)	(831)

	(22,574)	(5,642)	(21,672)

Provision for income taxes from continuing operations	$52,181	$36,097	$30,449

Provision for income taxes from discontinued operations	$—	$4,626	$2,054

The following table reconciles the provision to the U.S. federal statutory income tax rate:

	For the fiscal year ended November 30,
	2007	2006	2005
U.S. federal statutory income tax rate	35.00%	35.00%	35.00%
U.S. state and local income taxes, net of U.S. federal income tax benefits	4.40%	3.80%	4.15%
Change in tax rates applicable to non-U.S. earnings	(1.55)%	(4.09)%	(0.68)%
Domestic tax credits	(0.27)%	(0.73)%	0.00%
Other	1.56%	2.31%	(0.83)%

Effective income tax rate	39.14%	36.29%	37.64%

The Company’s taxable income historically has been included in the consolidated United States federal income tax return of Morgan Stanley and in returns filed by Morgan Stanley with certain state and foreign taxing jurisdictions. The Company’s federal and foreign income tax liability has been computed and presented in these statements as if it were a separate taxpaying entity in the periods presented. The state and local tax liability presented in these statements reflects the fact that the Company is included in certain state unitary filings of Morgan Stanley, and that its tax liability is affected by the attributions of the unitary group. Where the Company files as a stand-alone taxpayer, the Company’s state and local tax filings will reflect its separate filing attributes. Federal and state taxes are remitted to Morgan Stanley pursuant to a tax sharing agreement between the companies.

As a result of a recent settlement entered into by Morgan Stanley with New York State and New York City tax authorities, MSCI will now be included in the combined New York State and New York City income tax returns of Morgan Stanley, and have increased taxes, for the period 1999 through 2007. When filing as a separate taxpayer, MSCI’s New York State and New York City income taxes were lower than when calculated as part of Morgan Stanley’s combined state and local income tax return over the applicable period. Consequently, the Company recorded an adjustment of $3.7 million for tax and interest (net of federal tax benefit) relating to tax years 1999 through 2007 to reflect the additional taxes owed.

Additionally, the Company established tax reserves of $1.7 million related to the potential disallowance of certain Research and Experimental tax credits previously allocated to MSCI.

Deferred income tax expense is provided for using the asset and liability method, under which deferred tax assets and liabilities are determined based on the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates.

Earnings attributable to foreign subsidiaries were approximately $13.4 million, $10.4 million and $4.6 million for fiscal 2007, fiscal 2006 and fiscal 2005, respectively. No provisions for income tax that could occur upon repatriation have been recorded on these earnings. Except to the extent such earnings can be repatriated tax efficiently, they are permanently invested abroad. It is not practicable to determine the amount of income taxes payable in the event all such foreign earnings are repatriated.

The American Jobs Creation Act of 2004 (“the Act”), signed into law on October 22, 2004, provided for a special one-time tax deduction, or dividend received deduction (“DRD”), of 85 percent of qualifying foreign earnings that are repatriated in either a company’s last tax year that began before the enactment date, or the first tax year that begins during the one-year period beginning on the enactment date. In the fourth quarter of fiscal 2005, the Company recorded an income tax expense of $0.4 million resulting from the Company’s repatriation of approximately $13 million of qualifying foreign earnings under the provisions of the American Jobs Creation Act.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. Significant components of the Company’s deferred tax assets and liabilities at November 30, 2007 and November 30, 2006 were as follows (in thousands):

	As of November 30,
	2007	2006
Deferred tax assets
Employee compensation and benefit plans	$16,279	$6,174
Provision for bad debts	527	(175)
Deferred expenses	(7)	466
Property, equipment and leasehold improvements, net	2,050	2,023
Other	1,247	950

Total deferred tax assets	20,096	9,438

Deferred tax liabilities
Intangible assets	59,027	68,104
Valuation of investments and receivables	5	1,045
Other	616	2,484

Total deferred tax liabilities	59,648	71,633

Net deferred tax liabilities	$(39,552)	$(62,195)

Net current deferred tax asset	$17,425	$3,886
Net non-current deferred tax liabilities	(56,977)	(66,081)

Net deferred tax liabilities	$(39,552)	$(62,195)

Income Tax Examinations

The Company is under continuous examination by the Internal Revenue Service (the “IRS”) and other tax authorities in certain countries, such as Japan and the United Kingdom, and states in which the Company has significant business operations, such as New York. The tax years under examination vary by jurisdiction; for example, the current IRS examination covers 1999-2005. The Company established tax reserves of $1.7 million relative to open years that the company believes are adequate in relation to the potential for additional assessments. The Company regularly assesses the likelihood of additional assessments in each of the taxing jurisdictions resulting from these and subsequent years’ examinations. The Company believes the resolution of tax matters will not have a material effect on the consolidated financial condition of the Company, although a resolution could have a material impact on the Company’s consolidated statement of income for a particular future period and on the Company’s effective income tax rate for any period in which such resolution occurs.

16.    SEGMENT INFORMATION

FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. Based on the Company’s integration and management strategies, the Company leverages common production, development and client coverage teams to create, produce and license investment decision support tools to various types of investment organizations worldwide. On this basis, the Company assesses that it operates in a single business segment.

Revenue by geography is based on the shipping address of the customer.

Long-lived assets consist of property, equipment, leasehold improvements, goodwill and intangible assets, net of accumulated depreciation and amortization.

The following table sets forth revenue and long-lived assets by geographic area (in thousands):

	2007		2006		2005
	Revenues	Long-lived Assets	Revenues	Long-lived Assets	Revenues	Long-lived Assets
Americas:
United States	$182,573	$616,856	$149,565	$643,942	$132,332	$671,694
Other	11,232	2	8,847	11	8,235	17

Total Americas	193,805	616,858	158,412	643,953	140,567	671,711

EMEA:
United Kingdom	46,272	482	40,350	632	37,139	883
Other	75,550	2,238	66,036	2,658	61,305	1,885

Total EMEA	121,822	2,720	106,386	3,290	98,444	2,768

Asia & Australia:
Japan	30,902	120	27,416	133	24,433	168
Other	23,357	578	18,484	193	15,030	142

Total Asia & Australia	54,259	698	45,900	326	39,463	310

Total	$369,886	$620,276	$310,698	$647,569	$278,474	$674,789

The following is supplemental information on revenue by product category (in thousands):

	For the fiscal year ended November 30,
	2007	2006	2005
Equity indices	$199,992	$156,772	$126,533
Equity portfolio analytics	120,648	110,007	106,594
Multi-asset class analytics	23,071	16,873	17,260
Other products	26,175	27,046	28,087

Total operating revenues	$369,886	$310,698	$278,474

17.    LEGAL MATTERS

From time to time, the Company is party to various litigation matters incidental to the conduct of its business. The Company is not presently party to any legal proceedings the resolution of which the Company believes would have a material adverse effect on its business, operating results, financial condition or cash flows.

18.    SUBSEQUENT EVENT

The Company historically has filed New York State and New York City income tax returns on a separate company or stand-alone basis. As such, the tax provision for New York State and New York City reflected income tax calculated on a stand-alone basis. As a result of a settlement entered into by Morgan Stanley on January 31, 2008 with New York State and New York City tax authorities, MSCI will now be included in the combined New York State and New York City income tax returns of Morgan Stanley, and have increased taxes, for the period 1999 through 2007. When filing as a separate taxpayer, MSCI’s New York State and New York City income taxes were lower than when calculated as part of Morgan Stanley’s combined state and local income tax return over the applicable period. Consequently, the Company recorded an adjustment of $3.7 million for tax and interest (net of federal tax benefit) relating to tax years 1999 through 2007 to reflect the additional taxes owed.

19.    QUARTERLY RESULTS OF OPERATIONS (unaudited):

	2007				2006
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands)				(in thousands)
Operating Revenues	$87,069	$88,752	$92,407	$101,658	$71,273	$78,284	$79,555	$81,586
Cost of services	32,266	30,341	29,426	29,678	27,030	24,563	25,519	38,314
Selling general and administrative	18,964	25,489	23,431	24,593	13,793	19,679	23,572	28,776
Amortization of intangible assets	6,266	6,265	6,697	7,125	6,539	6,539	6,539	6,539

Total operating expenses	57,496	62,095	59,554	61,396	47,362	50,781	55,630	73,629

Operating income	29,573	26,657	32,853	40,262	23,911	27,503	23,925	7,957
Interest income	5,062	5,524	1,125	1,432	2,928	3,380	4,104	5,070
Interest expense	95	502	1,259	7,730	133	117	34	68
Other income	27	26	200	137	(1)	(25)	212	857

Interest income (expense) and other, net	4,994	5,048	66	(6,161)	2,794	3,238	4,282	5,859

Income before provision for income taxes and discontinued operations	34,567	31,705	32,919	34,101	26,705	30,741	28,207	13,816
Provision for income taxes	12,925	11,854	11,540	15,862	9,594	11,043	10,132	5,328

Income before discontinued operations	21,642	19,851	21,379	18,239	17,111	19,698	18,075	8,488

Discontinued operations
Income from discontinued operations	—	—	—	—	163	501	640	11,395
Provision for income taxes on discontinued operations	—	—	—	—	119	70	230	4,207

Income from discontinued operations	—	—	—	—	44	431	410	7,188

Net income	$21,642	$19,851	$21,379	$18,239	$17,155	$20,129	$18,485	$15,676

Earnings per basic common share:
Continuing operations	$0.26	$0.24	$0.25	$0.21	$0.20	$0.23	$0.22	$0.10
Discontinued operations	—	—	—	—	—	0.01	—	0.09

Earnings per basic common share	$0.26	$0.24	$0.25	$0.21	$0.20	$0.24	$0.22	$0.19

Earnings per diluted common share:
Continuing operations	$0.26	$0.24	$0.25	$0.21	$0.20	$0.23	$0.22	$0.10
Discontinued operations:	—	—	—	—	—	0.01	—	0.09

Earnings per diluted common share	$0.26	$0.24	$0.25	$0.21	$0.20	$0.24	$0.22	$0.19

Weighted average shares outstanding used in computing per share data
Basic	83,900	83,900	83,900	86,733	83,900	83,900	83,900	83,900

Diluted	83,900	83,900	83,900	86,803	83,900	83,900	83,900	83,900

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of MSCI Inc.:

We have reviewed the accompanying condensed consolidated statement of financial condition of MSCI Inc. and subsidiaries (the “Company”) as of May 31, 2008, and the related condensed consolidated statements of income for the three-month and six-month periods ended May 31, 2008 and 2007, and the condensed consolidated statements of cash flows for the six-month periods ended May 31, 2008 and 2007. These interim financial statements are the responsibility of the management of MSCI Inc.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to such condensed consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial condition of MSCI Inc. and subsidiaries as of November 30, 2007, and the related consolidated statements of income, comprehensive income, cash flows and shareholders’ equity for the fiscal year then ended (not presented herein) included in the Company’s Annual Report on Form 10-K; and in our report dated February 27, 2008, which report contains an explanatory paragraph relating to the adoption, in fiscal 2007, of Statement of Financial Accounting Standards (“SFAS”) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated statement of financial condition as of November 30, 2007 is fairly stated, in all material respects, in relation to the consolidated statement of financial condition from which it has been derived.

/s/ Deloitte & Touche LLP

New York, New York

July 7, 2008

MSCI INC.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands, except share and per share data)

	As of
	May 31, 2008	November 30, 2007
	(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$32,294	$33,818
Cash deposited with related parties	203,315	137,625
Trade receivables (net of allowances of $211 and $1,584 as of May 31, 2008 and November 30, 2007, respectively)	106,204	77,748
Due from related parties	1,965	2,627
Deferred taxes	22,239	17,425
Prepaid and other assets	16,613	12,160

Total current assets	382,630	281,403
Property, equipment and leasehold improvements, (net of accumulated depreciation of $12,144 and $13,404 at May 31, 2008 and November 30, 2007, respectively)	15,367	4,246
Investments in unconsolidated company	3,000	3,000
Goodwill	441,623	441,623
Intangible assets (net of accumulated amortization of $108,793 and $94,543 at May 31, 2008 and November 30, 2007, respectively)	160,157	174,407

Total assets	$1,002,777	$904,679

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Payable to related parties	$32,150	$17,143
Income taxes payable	25,937	16,212
Accrued compensation and related benefits	36,009	53,831
Other accrued liabilities	20,238	10,265
Current maturities of long-term debt	22,250	22,250
Deferred revenue	168,824	125,230

Total current liabilities	305,408	244,931
Long-term debt, net of current maturities	391,625	402,750
Deferred taxes	54,883	56,977

Total liabilities	751,916	704,658

Commitments and Contingencies (see note 8)
Shareholders’ Equity
Common stock (par value $0.01, 500,000,000 class A shares authorized and 250,000,000 class B shares authorized; 47,012,928 class A shares and 53,038,765 class B shares issued and outstanding)	1,001	1,000
Treasury shares, at cost (18,198 shares at May 31, 2008 and 0 shares at November 30, 2007)	(557)	—
Additional paid in capital	277,173	265,098
Accumulated deficit	(29,491)	(65,884)
Accumulated other comprehensive income (loss)	2,735	(193)

Total shareholders’ equity	250,861	200,021

Total liabilities and shareholders’ equity	$1,002,777	$904,679

See Notes to Condensed Consolidated Financial Statements

MSCI INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except share and per share data)

	Three Months Ended May 31,		Six Months Ended May 31,
	2008	2007	2008	2007
	(unaudited)		(unaudited)
Operating revenues(1)	$108,195	$88,752	$213,146	$175,821
Cost of services(1)	30,011	30,341	61,597	62,607
Selling, general and administrative(1)	37,611	25,489	69,161	44,453
Amortization of intangible assets	7,125	6,265	14,250	12,531

Total operating expenses	74,747	62,095	145,008	119,591

Operating income	33,448	26,657	68,138	56,230
Interest income(1)	3,508	5,524	5,880	10,586
Interest expense(1)	(6,668)	(502)	(15,131)	(597)
Other income	97	26	233	53

Interest income (expense) and other, net	(3,063)	5,048	(9,018)	10,042

Income before provision for income taxes	30,385	31,705	59,120	66,272
Provision for income taxes	11,754	11,854	22,555	24,779

Net income	$18,631	$19,851	$36,565	$41,493

Earnings per basic common share	$0.19	$0.24	$0.37	$0.49

Earnings per diluted common share	$0.18	$0.24	$0.36	$0.49

Weighted average shares outstanding used in computing earnings per share
Basic	100,026	83,900	100,019	83,900

Diluted	101,282	83,900	101,223	83,900

(1)	Amounts related to related parties are as follows:

	For the Three Months Ended May 31,		For the Six Months Ended May 31,
	2008	2007	2008	2007
	(in thousands)		(in thousands)
Operating revenues	$3,085	$2,911	$6,235	$7,019
Cost of services	$2,628	$3,556	$6,034	$7,108
Selling, general and administrative	$3,132	$2,778	$6,038	$5,688
Interest income	$2,065	$5,484	$4,384	$10,496
Interest expense	$171	$250	$362	$345

See Notes to Condensed Consolidated Financial Statements

MSCI INC.

CONDENSED CONSOLIDATED STATEMENTS CASH FLOWS

(in thousands)

	Six Months Ended May 31,
	2008	2007
	(unaudited)
Cash flows from operating activities
Net income	$36,565	$41,493
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, equipment and leasehold improvements	1,006	1,089
Amortization of intangible assets	14,250	12,531
Compensation payable in common stock and options	12,097	—
Provision for (recovery of) bad debts	(1,336)	50
Deferred taxes	(6,908)	(2,784)
Loss on sale or disposal of property, equipment and leasehold improvements, net	18	10
Changes in assets and liabilities:
Trade receivables	(27,120)	(31,091)
Due from related parties	662	32,613
Prepaid and other assets	(4,453)	51
Payable to related parties	15,007	(34,383)
Deferred revenue	43,594	37,286
Accrued compensation and related benefits	(18,160)	(19,545)
Income taxes payable	9,725	(108)
Other accrued liabilities	5,790	4,173

Net cash provided by operating activities	$80,737	41,385

Cash flows from investing activities
Cash deposited with related parties	(65,690)	(36,779)
Purchased property, equipment and leasehold improvements	(5,820)	(357)

Net cash used in investing activities	(71,510)	(37,136)

Cash flows from financing activities
Repayment of long-term debt	(11,125)	—
Repurchase of treasury shares	(557)	—

Net cash used by financing activities	(11,682)	—

Effect of exchange rate changes	931	1,340

Net increase (decrease) in cash	(1,524)	5,589
Cash and cash equivalents, beginning of period	33,818	24,362

Cash and cash equivalents, end of period	$32,294	$29,951

Supplemental disclosure of cash flow information
Cash paid for interest	$15,312	$597

Cash paid for income taxes	$20,798	$4,837

Supplemental disclosure of non-cash investing activities
Property, equipment and leasehold improvements in other accrued liabilities	$6,281	$—

See Notes to Condensed Consolidated Financial Statements

MSCI INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1.    INTRODUCTION AND BASIS OF PRESENTATION

Organization

The condensed consolidated financial statements include the accounts of MSCI Inc. (formerly known as Morgan Stanley Capital International Inc.) and its subsidiaries. MSCI Inc. and its subsidiaries are hereafter referred to collectively as the “Company” or “MSCI.” In November 2007, MSCI completed an initial public offering of 16.1 million class A common shares, representing 16.1% of the economic interest in the Company, and received net proceeds of $265.0 million, net of underwriters discounts, commissions and other offering expenses. In May 2008, Morgan Stanley (“Morgan Stanley”) and the Capital Group Companies Charitable Foundation (“Capital Group”) sold approximately 28.0 million and approximately 2.9 million class A common shares, respectively, pursuant to a registered secondary equity offering. Morgan Stanley retained approximately 53.0% of the economic interest in the Company. Morgan Stanley is a global financial services firm that, through its subsidiaries and affiliates, provides its products and services to a large and diversified group of clients and customers, including corporations, governments, financial institutions and individuals.

MSCI is a provider of investment decision support tools to investment institutions worldwide. The Company produces indices and risk and return portfolio analytics for use in managing investment portfolios. The Company’s products are used by institutions investing in or trading equity, fixed income and multi-asset class instruments and portfolios around the world. The Company’s flagship products are its international equity indices marketed under the MSCI brand and its equity and multi-asset class portfolio analytics marketed under the Barra brand. The Company’s products are used in many areas of the investment process, including portfolio construction and optimization, performance benchmarking and attribution, risk management and analysis, index-linked investment product creation, asset allocation, investment manager selection and investment research.

The Company’s primary products consist of equity indices, equity portfolio analytics and multi-asset class portfolio analytics. The Company also has product offerings in the areas of fixed income portfolio analytics, hedge fund indices and risk models, and energy and commodity asset valuation analytics. The Company’s products are generally comprised of proprietary index data, risk data and sophisticated software applications. The Company’s index and risk data are created by applying its models and methodologies to market data. The Company’s clients can use its data together with its proprietary software applications, third-party applications or their own applications in their investment processes. The Company’s proprietary software applications offer its clients sophisticated portfolio analytics to perform in-depth analysis of their portfolios, using its risk data, the client’s portfolio data and fundamental and market data.

Basis of Presentation and Use of Estimates

These condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and include all normal and recurring adjustments necessary to present fairly the financial condition as of May 31, 2008 and November 30, 2007, and the results of operations for the three and six months ended May 31, 2008 and 2007, as well as cash flows for the six months ending May 31, 2008 and 2007. The accompanying financial statements should be read in conjunction with the consolidated financial statements and notes included in MSCI’s Annual Report on Form 10-K for the fiscal year ended November 30, 2007. The November 30, 2007 consolidated financial statement information has been derived from the 2007 audited consolidated financial statements. Income from interim periods may not be indicative of future results.

The Company’s condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). These accounting principles require the

Company to make certain estimates and judgments that can affect the reported amounts of assets and liabilities as of the date of the condensed consolidated financial statements, as well as the reported amounts of revenue and expenses during the periods presented. Significant estimates and assumptions made by management include the deferral and recognition of income, the allowance for doubtful accounts, impairment of longlived assets, accounting for income taxes and other matters that affect the condensed consolidated financial statements and related disclosures. The Company believes that estimates used in the preparation of these condensed consolidated financial statements are reasonable; however, actual results could differ materially from these estimates.

The condensed consolidated financial statements have been derived from the financial statements and accounting records of Morgan Stanley using the historical results of operations and historical bases of assets and liabilities of the Company’s business. The condensed consolidated statements of income reflect expense allocations for certain corporate functions historically provided by Morgan Stanley, including human resources, information technology, accounting, legal and compliance, corporate services, treasury and other services. These allocations are based on what the Company and Morgan Stanley considered reasonable reflections of the utilization levels of these services required in support of the Company’s business and are based on methods that include direct time tracking, headcount, inventory metrics and corporate overhead. The Company expects operating expense increases from initial set-up costs and overlaps with the cost of Morgan Stanley services to continue until the Company has replaced services currently provided by Morgan Stanley. Inter-company balances and transactions are eliminated in consolidation.

Concentration of Credit Risk

The Company licenses its products and services to investment managers primarily in the United States, Europe, Asia (Japan, Hong Kong and Singapore) and Australia. The Company evaluates the credit of its customers and does not require collateral. The Company maintains reserves for estimated credit losses.

Financial instruments that may potentially subject the Company to concentrations of credit risk consist principally of cash investments and short-term investments. Prior to July 1, 2008, excess cash was held on deposit with Morgan Stanley and was unsecured. The Company received interest at Morgan Stanley’s internal prevailing rates. At May 31, 2008 and November 30, 2007, amounts held on deposit with Morgan Stanley were $203.3 million and $137.6 million, respectively. On June 30, 2008, at MSCI’s instruction, Morgan Stanley transferred MSCI’s cash held on deposit to MSCI and following the transfer, the Company deposited the cash predominantly with Bank of America.

For the three months ended May 31, 2008 and 2007, Barclays PLC and its affiliates accounted for 12.1% and 13.7%, respectively, of the Company’s operating revenues.

2.    RECENT ACCOUNTING PRONOUNCEMENTS

In June 2007, the Emerging Issues Task Force (“EITF”) reached consensus on Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards.” EITF Issue No. 06-11 requires that the tax benefit related to dividend equivalents paid on restricted stock units that are expected to vest be recorded as an increase to additional paid-in capital. The Company currently accounts for this tax benefit as a reduction to its income tax provision. EITF Issue No. 06-11 is to be applied prospectively for tax benefits on dividends declared in fiscal years beginning after December 15, 2007. The Company is currently evaluating the potential impact of adopting EITF Issue No. 06-11. The Company currently has no plans to pay a dividend.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS No. 141(R)”). SFAS No. 141(R) requires the acquiring entity in a business combination to recognize the full fair value of assets acquired and liabilities assumed in the transaction (whether a full or partial acquisition); establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; requires expensing of most transaction and restructuring costs; and requires the acquirer to disclose to investors and other users all of the information needed to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after December 1, 2009.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (“SFAS No. 161”). SFAS No. 161 establishes, among other things, the disclosure requirements for derivative instruments and for hedging activities. SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008. The Company is currently assessing the impact that SFAS No. 161 will have on its condensed consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS No. 162”). SFAS No. 162 identifies, within the accounting literature established by the FASB, the sources and hierarchy of the accounting principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. SFAS No. 162 is effective 60 days following the Securities and Exchange Commission’s (“SEC’s”) approval of the Public Company Accounting Oversight Board (“PCAOB”) amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The adoption is not expected to have an impact on the Company’s condensed consolidated financial statements.

3.    EARNINGS PER COMMON SHARE

Basic and diluted earnings per common share (EPS) is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted weighted average common shares includes vested and unvested stock options and unvested restricted stock awards. No stock options or restricted stock awards were excluded from the calculation of diluted earnings per share for the three or six months ended May 31, 2008 or 2007.

The following table sets forth the computation of earnings per share:

	Three Months Ended May 31,		Six Months Ended May 31,
	2008	2007	2008	2007
	(in thousands, except per share data)		(in thousands, except per share data)
Net income	$18,631	$19,851	$36,565	$41,493

Basic weighted average common shares outstanding	100,026	83,900	100,019	83,900

Basic weighted average common shares outstanding	100,026	83,900	100,019	83,900
Effect of dilutive securities:
Stock options and restricted stock units	1,256	—	1,204	—

Diluted weighted average common shares outstanding	101,282	83,900	101,223	83,900

Earnings per basic common share	$0.19	$0.24	$0.37	$0.49

Earnings per diluted common share	$0.18	$0.24	$0.36	$0.49

4.    COMPREHENSIVE INCOME

The components of comprehensive income are as follows:

	Three Months Ended May 31,		Six Months Ended May 31,
	2008	2007	2008	2007
	(in thousands)		(in thousands)
Net income	$18,631	$19,851	$36,565	$41,493
Other comprehensive income, net of tax:
Net changes in unrealized gains on cash flow hedges	2,966	—	2,163	—
Foreign currency translation adjustments	564	685	931	1,340

Comprehensive income	$22,161	$20,536	$39,659	$42,833

5.    RELATED PARTY TRANSACTIONS

Cash Deposits, Receivables from Related Parties and Interest Income

Prior to July 1, 2008, the Company deposited most of its excess funds with Morgan Stanley. Related party receivables consist of amounts due to the Company for sales of products and services to Morgan Stanley. The Company received interest at Morgan Stanley’s internal prevailing rates on its cash deposits and related party receivables. Cash deposited with Morgan Stanley and any receivable amounts were unsecured. As of May 31, 2008, excess funds deposited with Morgan Stanley were approximately $203.3 million and represented approximately 20.3% of total assets. Related party receivables as of May 31, 2008 were approximately $2.0 million. Interest earned on both cash on deposit with Morgan Stanley and related party receivables for the three months ended May 31, 2008 and 2007 totaled approximately $2.1 million and $5.5 million, respectively. Interest earned on both cash on deposit with Morgan Stanley and related party receivables for the six months ended May 31, 2008 and 2007 totaled approximately $4.4 million and $10.5 million, respectively.

On June 30, 2008, at MSCI’s instruction, Morgan Stanley transferred MSCI’s cash held on deposit to MSCI and following the transfer, the Company deposited the cash predominately with Bank of America.

Revenues

Morgan Stanley or its affiliates subscribe to, in the normal course of business, certain of the Company’s products. Revenues recognized by the Company from subscription to the Company’s products by Morgan Stanley for the three and six months ended May 31, 2008 were $3.1 million and $6.2 million, respectively. For the three and six months ended May 31, 2007, revenues of $2.9 million and $7.0 million , respectively, were from Morgan Stanley and from Capital Group International, which is not a related party for the three or six months ended May 31, 2008.

Administrative Expenses

Morgan Stanley affiliates have invoiced administrative expenses to the Company relating to office space, equipment and staff services. The amounts invoiced by Morgan Stanley affiliates for staff services for the three months ended May 31, 2008 and 2007 was $5.8 million and $6.3 million, respectively. The amounts invoiced by Morgan Stanley affiliates for staff services for the six months ended May 31, 2008 and 2007 was $12.1 million and $12.8 million, respectively.

Payables to Related Parties

Payables to related parties consist of amounts due to Morgan Stanley affiliates for the Company’s expenses, income taxes and prepayments for the Company’s services. The amounts outstanding are unsecured, bear interest at Morgan Stanley’s internal prevailing rates and are payable on demand. Amounts payable to related parties as of May 31, 2008 were $8.1 million. Interest expense on these payables for the three months ended May 31, 2008 and 2007 was $0.2 million and $0.3 million, respectively. Interest expense on these payables for the six months ended May 31, 2008 and 2007 was $0.4 million and $0.3 million, respectively.

6.    INTANGIBLE ASSETS

The Company amortizes definite-lived intangible assets over their estimated useful lives. Amortizable intangible assets are tested for impairment when impairment indicators are present, and, if impaired, written down to fair value based on either discounted cash flows or appraised values. No impairment of intangible assets has been identified during any of the periods presented. The Company has no indefinite-lived intangibles.

Amortization expense related to intangible assets for the three months ended May 31, 2008 and 2007 was approximately $7.1 million and $6.3 million, respectively. Amortization expense related to intangible assets for the six months ended May 31, 2008 and 2007 was approximately $14.3 million and $12.5 million, respectively.

The gross carrying amounts and accumulated amortization totals related to the Company’s identifiable intangible assets are as follows:

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	(in thousands)
As of May 31, 2008
Technology/software	$140,800	($79,185)	$61,615
Trademarks	102,220	(19,454)	82,766
Customer relationships	25,880	(10,104)	15,776
Non-competes	50	(50)	—

Total	$268,950	($108,793)	$160,157

7.    INVESTMENT IN UNCONSOLIDATED COMPANY

The Company holds a 17% interest in Alacra, Inc. on a fully diluted basis. The investment is carried at approximately $3.0 million, which has been accounted for under the cost method. This interest was acquired as part of the purchase of Barra in 2004. The Company periodically reviews the financial performance, liquidity and other general market factors related to Alacra, Inc. to determine if the carrying value is still appropriate. The Company performed such a review as of February 29, 2008. No impairment was recorded.

8.    COMMITMENTS AND CONTINGENCIES

The Company leases facilities under non-cancelable operating lease agreements. The terms of certain lease agreements provide for rental payments on a graduated basis. The Company recognizes rent expense on the straight-line basis over the lease period and has accrued for rent expense incurred but not paid. Rent expense for the three and six months ended May 31, 2008 was $3.3 million and $5.9 million, respectively.

Long-term debt

On November 14, 2007, the Company entered into a secured $500.0 million credit facility with Morgan Stanley Senior Funding, Inc. and Bank of America, N.A., as agents for a syndicate of lenders, and other lenders party thereto pursuant to a credit agreement dated as of November 20, 2007 (the “Credit Facility”). Outstanding borrowings under the Credit Facility accrued interest at (i) LIBOR plus a fixed margin of 2.50% in the case of the term loan A facility and the revolving credit facility and 3.00% in the case of the term loan B facility or (ii) the base rate plus a fixed margin of 1.50% in the case of the term loan A facility and the revolving credit facility and 2.00% in the case of the term loan B facility. On April 14, 2008, MSCI met certain conditions as defined in the Credit Facility and qualified for a tier change, resulting in a decrease in the LIBOR fixed margin to 2.25% for the term loan A facility and 2.75% for the term loan B facility. From February 29, 2008 through April 13, 2008, the Credit Facility was bearing interest at 5.59% in the case of the term loan A facility and 6.09% in the case of the term loan B facility. From April 14, 2008 through May 29, 2008, the Credit Facility was bearing interest at 5.34% in the case of the term loan A facility and 5.84% in the case of the term loan B facility. Due to a LIBOR reset, the Credit Facility began bearing interest at 4.90% in the case of the term loan A facility and 5.40% in the case of the term loan B facility on May 30, 2008. The term loan A facility and the term loan B facility will mature on November 20, 2012 and November 20, 2014, respectively. At May 31, 2008, $413.9 million was outstanding and there was $75.0 million of unused credit under the revolving credit facility.

Interest Rate Swaps and Derivative Instruments

On February 13, 2008, the Company entered into interest rate swap agreements through the end of November 2010 for an aggregate notional principal amount of $251.7 million. By entering into these agreements, the Company reduced interest rate risk by effectively converting floating-rate debt into fixed-rate debt. This action reduces the Company’s risk of incurring higher interest costs in periods of rising interest rates and improves the overall balance between floating and fixed-rate debt. The effective fixed rate on the notional principal amount swapped was approximately 5.52% for the three months ended May 31, 2008. The effective fixed rate as of May 31, 2008 was 5.40%. These swaps are designated as cash flow hedges and qualify for hedge accounting treatment under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” (“SFAS No. 133”).

The Company’s derivative instruments are recorded at fair value. Changes in fair value derivatives that have been designated as cash flow hedges are included in “Unrealized gains on cash flow hedges” as a component of other comprehensive income to the extent of the effectiveness of such hedging instruments. Any ineffective portion of the change in fair value of the designated hedging instruments would be included in the Condensed Consolidated Statements of Income. Gains and losses are reclassified from accumulated other comprehensive income to the Consolidated Statement of Income in the period the hedged transaction affects earnings.

For the three months ended May 31, 2008, the Company recorded a pre-tax gain in other comprehensive income of $4.8 million ($3.0 million after tax) as a result of the fair value measurement of these swaps. For the six months ended May 31, 2008, the Company recorded a pre-tax gain in other comprehensive income of $3.5 million ($2.2 million after tax) as a result of the fair value measurement of these swaps. The fair value of these swaps is included in other accrued liabilities on the Company’s Condensed Consolidated Statement of Financial Position.

9.    EMPLOYEE BENEFITS

The Company participates in defined benefit pension and other postretirement plans sponsored by Morgan Stanley for eligible U.S. employees. A supplementary pension plan covering certain executives is directly sponsored by Morgan Stanley. The Company also participates in a separate defined contribution pension plan maintained by Morgan Stanley that covers substantially all of its non-U.S. employees. The assets and obligations under these plans were not separately identifiable for the Company. Discrete, detailed information concerning costs of these plans was not available for the Company, but is part of general and administrative costs allocated by Morgan Stanley included in operating expenses on the statement of income. Costs relating to pension and postretirement benefit expenses allocated from Morgan Stanley included in cost of services were $0.5 million and $1.0 million for the three and six months ended May 31, 2008, respectively, and $0.3 million and $0.8 million for the three and six months ended May 31, 2007, respectively. The amounts included in selling, general and administrative expense related to these pension and postretirement expenses for the three and six months ended May 31, 2008 and 2007 were not significant.

The following discussion summarizes the Employee benefit plans.

Pension and Other Postretirement Plans

Substantially all of the U.S. employees of the Company hired before July 1, 2007 and its U.S. affiliates are covered by a non-contributory, defined benefit pension plan that is qualified under Section 401(a) of the Internal Revenue Code (the “Qualified Plan”). Unfunded supplementary plans (the “Supplemental Plans”) cover certain executives. These pension plans generally provide pension benefits that are based on each employee’s years of credited service and on compensation levels specified in the plans. Morgan Stanley’s policy is to fund at least the amounts sufficient to meet minimum funding requirements under applicable employee benefit and tax regulations. Liabilities for benefits payable under its Supplemental Plans are accrued by the Company and are funded when paid to the beneficiaries. Morgan Stanley’s Qualified Plan was closed to new participants effective July 1, 2007. In lieu of a defined benefit pension plan, eligible employees who were first hired, rehired or transferred to a U.S. benefits eligible position on or after July 1, 2007, will receive a retirement contribution into their 401(k) plan. The amount of the retirement contribution is included in the Company’s 401(k) cost and will be equal to between 2% to 5% of eligible pay based on years of service as of December 31.

The Company also participates in an unfunded postretirement benefit plan that provides medical and life insurance for eligible U.S. retirees and their dependents.

Net Periodic Benefit Expense

Net periodic benefit expense allocated to the Company related to pension costs was $0.6 million and $1.0 million for the three and six months ended May 31, 2008, respectively. Net periodic benefit expense allocated to the company related to pension costs for the three and six months ended May 31, 2007 was $0.4 million and $0.8 million, respectively. The net periodic benefit expense related to postretirement costs was not significant for the three months ended May 31, 2008 or 2007. For both the six months ended May 31, 2008 and 2007 periods, net periodic benefit expense related to postretirement costs was $0.1 million.

Morgan Stanley 401(k) and Profit Sharing Award

Eligible employees may participate in the Morgan Stanley 401(k) Plan immediately upon hire. Eligible employees receive 401(k) matching contributions which are invested in Morgan Stanley’s common stock. The retirement contribution granted in lieu of a defined benefit pension plan is included in the Morgan Stanley 401(k) Plan expense allocated to the Company. Morgan Stanley also provides discretionary profit sharing to certain employees. The Company’s expenses associated with the 401(k) Plan for the three months ended May 31, 2008 and 2007 were approximately $0.5 million and $0.6 million, respectively. For each of the six months ended May 31, 2008 and 2007, expenses associated with the 401(k) Plan were $1.0 million. The Company’s expenses related to Employee Stock Ownership Plans and profit sharing plans for the three months ended May 31, 2008 and 2007 were approximately $0.3 million and $0.6 million, respectively. The Company’s expenses related to Employee Stock Ownership Plans and profit sharing plans for the six months ended May 31, 2008 and 2007 were approximately $0.4 million and $1.1 million, respectively.

10.    SHARE BASED COMPENSATION

On November 6, 2007, the Company’s Board of Directors approved the award of founders grants to the Company’s employees in the form of restricted stock units and options. The aggregate value of the grants, which were made on November 14, 2007, was approximately $68.0 million of restricted stock units and options. The restricted stock units and options vest over a four-year period, with 50% vesting on the second anniversary of the grant date and 25% vesting on each of the third and fourth anniversary of the grant date. The options have an exercise price per share of $18.00 and have a term of ten years subject to earlier cancellation in certain circumstances. The aggregate value of the options is calculated using the Black-Scholes valuation method.

All or a portion of the award may be cancelled if employment is terminated in certain situations before the end of the relevant restriction period.

The pre-tax expense of the founders grant for the three and six months ended May 31, 2008, was approximately $7.3 million and $13.9 million, respectively, prior to any estimated forfeitures. After estimated forfeitures, the pre-tax expense of the founders grant for the quarter was $6.9 million and $11.7 million for the three and six months ended May 31, 2008, respectively.

No awards were granted to employees of MSCI during the six months ended May 31, 2008. However, the Company awarded 9,776 shares in MSCI common stock and 8,096 restricted stock units to directors who were not employees of the Company or Morgan Stanley during the period.

11.    INCOME TAXES

On December 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109” (“FIN 48”). The adoption of FIN 48 had no financial impact on the Company. The total amount of unrecognized tax benefits as of the date of adoption was approximately $1.6 million. The Company recognizes the accrual of interest related to unrecognized tax benefits and penalties in its provision for income taxes in its Condensed Consolidated Statement of Income.

The Company is under continuous examination by the Internal Revenue Service (the “IRS”) and other tax authorities in certain countries, such as Japan and the United Kingdom, and states in which the Company has significant business operations, such as New York. The Company regularly assesses the likelihood of additional assessments in each of the taxing jurisdictions resulting from these and subsequent years’ examinations. The Company believes the resolution of tax matters will not have a material effect on the consolidated financial condition of the Company, although a resolution could have a material impact on the Company’s Condensed Consolidated Statement of Income for a particular future period and on the Company’s effective tax rate for any period in which such resolution occurs.

The following table summarizes the major taxing jurisdictions in which the Company and its affiliates operate and the open tax years for each major jurisdiction:

Tax Jurisdiction	Open Tax Years
United States	1999–2007
California	2004–2007
New York State and City	2002–2007
Hong Kong	2001–2007
United Kingdom	2005–2007
Japan	2004–2007

12.    SEGMENT INFORMATION

FASB Statement No. 131, “Disclosures about Segments of an Enterprise and Related Information,” establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. Based on the Company’s integration and management strategies, the Company leverages common production, development and client coverage teams to create, produce and license investment decision support tools to various types of investment organizations worldwide. On this basis, the Company has determined that it operates in a single operating segment.

13.    LEGAL MATTERS

From time to time, the Company is party to various litigation matters incidental to the conduct of its business. The Company is not presently party to any legal proceedings the resolution of which the Company believes would have a material adverse effect on its business, operating results, financial condition or cash flows.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

[ALTERNATE FRONT COVER FOR AGENCY PROSPECTUS]

PROSPECTUS (Subject to Completion)

Issued July 15, 2008

MSCI INC.

CLASS A COMMON STOCK

This prospectus may be used by Morgan Stanley & Co. Incorporated in connection with offers and sales in agency transactions. Such sales may be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices.

MSCI will not receive any of the proceeds from the sale of the common stock pursuant to this prospectus.

Morgan Stanley currently owns 53,038,764.79 shares of our class B common stock, which represents approximately 84.94% of the combined voting power of all classes of voting stock and 53.01% of the economic interest (or rights of holders of common equity to participate in distributions in respect of the common equity) in MSCI as of June 30, 2008. See “Risk Factors—Risks Related to MSCI’s Relationship with Morgan Stanley.” Upon completion of the offering by Morgan Stanley, Morgan Stanley will own 30,038,764.79 shares of MSCI class B common stock, which will represent 68.21% of the voting interest and 30.02% of the economic interest in MSCI as of June 30, 2008.

MSCI class A common stock is listed on the New York Stock Exchange under the symbol “MXB.”

Investing in the class A common stock involves risks. See “Risk Factors” beginning on page 13.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

MORGAN STANLEY

                    , 2008

[ALTERNATE USE OF PROCEEDS SECTION FOR AGENCY PROSPECTUS]

USE OF PROCEEDS

This prospectus is to be used by Morgan Stanley & Co. Incorporated in connection with agency transactions involving shares of our class A common stock. We will not receive any of the proceeds from such transactions.

[ALTERNATE UNDERWRITERS SECTION FOR AGENCY PROSPECTUS]

PLAN OF DISTRIBUTION

This prospectus is to be used by Morgan Stanley & Co. Incorporated in connection with agency transactions involving shares of MSCI common stock to be effected from time to time after the completion of the offering. Morgan Stanley & Co. Incorporated may act as agent for one or both counterparties and may receive compensation in the form of commissions, including from both counterparties when it acts as agent for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices.

MSCI and Morgan Stanley have entered into a shareholder agreement with respect to the use by Morgan Stanley & Co. Incorporated of this prospectus. Under such agreement, MSCI has agreed to bear all registration expenses incurred under such agreement, and MSCI has agreed to indemnify Morgan Stanley and its affiliates against certain liabilities, including liabilities under the Securities Act.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

Amount To Be Paid
Registration fee	$33,523
FINRA filing fee	75,500
Transfer agent’s fees	30,000
Printing and engraving expenses	100,000
Legal fees and expenses	300,000
Accounting fees and expenses	80,000
Miscellaneous	30,000

Total	$649,023

Each of the amounts set forth above, other than the Registration fee and the FINRA filing fee, is an estimate.

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise. Section 6.07 of the Registrant’s Amended and Restated By-laws provides for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant’s Amended and Restated Certificate of Incorporation provides for such limitation of liability.

The Registrant maintains standard policies of insurance under which coverage is provided to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act.

The proposed form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provide for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities

None.

Item 16.	Exhibits and Financial Statement Schedules

(a) The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description
1.1	Form of Underwriting Agreement

3.1	Amended and Restated Certificate of Incorporation (filed as Exhibit 3.1 to the Company’s Annual Report on Form 10-K filed with the SEC on February 28, 2008 and incorporated by reference herein)

3.2	Amended and Restated By-laws (filed as Exhibit 3.2 to the Company’s Annual Report on Form 10-K filed with the SEC on February 28, 2008 and incorporated by reference herein)

4.1	Form of Class A Common Stock (filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-1, as amended (File No. 333-144975), filed with the SEC on September 26, 2007 and incorporated by reference herein)

5.1*	Opinion of Davis Polk & Wardwell

10.1†	Index License Agreement for Funds, dated as of March 18, 2000, between Morgan Stanley Capital International and Barclays Global Investors, N.A. (filed as Exhibit 10.1 to the Company’s Registration Statement on Form S-1, as amended (File No. 333-144975), filed with the SEC on September 26, 2007 and incorporated by reference herein)

10.2†	Amendment to Index License Agreement for Funds between Morgan Stanley Capital International and Barclays Global Investors, N.A. (filed as Exhibit 10.2 to the Company’s Registration Statement on Form S-1, as amended (File No. 333-144975), filed with the SEC on September 26, 2007 and incorporated by reference herein)

10.3†	Letter Agreement to Amend MSCI-BGI Fund Index License Agreement, dated as of June 21, 2001, between Morgan Stanley Capital International Inc. and Barclays Global Investors, N.A. (filed as Exhibit 10.3 to the Company’s Registration Statement on Form S-1, as amended (File No. 333-144975), filed with the SEC on September 26, 2007 and incorporated by reference herein)

10.4†	Addendum to the Index License Agreement for Funds, dated as of September 18, 2002, between Morgan Stanley Capital International Inc. and Barclays Global Investors, N.A. (filed as Exhibit 10.4 to the Company’s Registration Statement on Form S-1, as amended (File No. 333-144975), filed with the SEC on September 26, 2007 and incorporated by reference herein)

10.5†	Amendment to the Index License Agreement for Funds, dated as of December 3, 2004 between Morgan Stanley Capital International Inc. and Barclays Global Investors, N.A. (filed as Exhibit 10.5 to the Company’s Registration Statement on Form S-1, as amended (File No. 333-144975), filed with the SEC on October 26, 2007 and incorporated by reference herein)

10.6†	Amendment to the Index License Agreement for Funds, dated as of May 1, 2005 between Morgan Stanley Capital International Inc. and Barclays Global Investors, N.A. (filed as Exhibit 10.6 to the Company’s Registration Statement on Form S-1, as amended (File No. 333-144975), filed with the SEC on September 26, 2007 and incorporated by reference herein)

10.7†	Amendment to the Index License Agreement for Funds, dated as of July 1, 2006, between Morgan Stanley Capital International Inc. and Barclays Global Investors, N.A. (filed as Exhibit 10.7 to the Company’s Registration Statement on Form S-1, as amended (File No. 333-144975), with the SEC on October 26, 2007 and incorporated by reference herein)

10.8†	Amendment to Index License Agreement for Funds, dated as of June 5, 2007, between Morgan Stanley Capital International Inc. and Barclays Global Investors, N.A. (filed as Exhibit 10.8 to the Company’s Registration Statement on Form S-1, as amended (File No. 333-144975), filed with the SEC on September 26, 2007 and incorporated by reference herein)

Exhibit Number		Description
10.9		Trademark License Agreement, dated as of March 18, 2002, between Morgan Stanley Dean Witter & Co. and Morgan Stanley Capital International Inc. (filed as Exhibit 10.9 to the Company’s Registration Statement on Form S-1, as amended (File No. 333-144975), filed with the SEC on September 26, 2007 and incorporated by reference herein)

10.10		Intellectual Property Agreement (filed as Exhibit 10.10 to the Company’s Annual Report on Form 10-K filed with the SEC on February 28, 2008 and incorporated by reference herein)

10.11		Services Agreement (filed as Exhibit 10.11 to the Company’s Annual Report on Form 10-K filed with the SEC on February 28, 2008 and incorporated by reference herein)

10.12		Tax Sharing Agreement (filed as Exhibit 10.12 to the Company’s Annual Report on Form 10-K filed with the SEC on February 28, 2008 and incorporated by reference herein)

10.13		Shareholder Agreement (filed as Exhibit 10.13 to the Company’s Annual Report on Form 10-K filed with the SEC on February 28, 2008 and incorporated by reference herein)

10.14		Credit Agreement (filed as Exhibit 10.14 to the Company’s Annual Report on Form 10-K filed with the SEC on February 28, 2008 and incorporated by reference herein)

10.15		MSCI 2007 Equity Incentive Compensation Plan (filed as Exhibit 10.15 to the Company’s Annual Report on Form 10-K filed with the SEC on February 28, 2008 and incorporated by reference herein)

10.16		MSCI Independent Directors’ Equity Compensation Plan (filed as Exhibit 10.16 to the Company’s Annual Report on Form 10-K filed with the SEC on February 28, 2008 and incorporated by reference herein)

10.17		MSCI Equity Incentive Compensation Plan 2007 Founders Grant Award Certificate for Stock Units (filed as Exhibit 10.17 to the Company’s Annual Report on Form 10-K filed with the SEC on February 28, 2008 and incorporated by reference herein)

10.18		MSCI Equity Incentive Compensation Plan 2007 Founders Grant Award Certificate for Stock Units for Named Executive Officers (filed as Exhibit 10.18 to the Company’s Annual Report on Form 10-K filed with the SEC on February 28, 2008 and incorporated by reference herein)

10.19		MSCI Equity Incentive Compensation Plan 2007 Founders Grant Award Certificate for Stock Options (filed as Exhibit 10.19 to the Company’s Annual Report on Form 10-K filed with the SEC on February 28, 2008 and incorporated by reference herein)

10.20		MSCI Independent Directors’ Equity Compensation Plan 2007 Award Certificate for Stock Units (filed as Exhibit 10.20 to the Company’s Registration Statement on Form S-1, as amended (File No. 333-144975), filed with the SEC on November 6, 2007 and incorporated by reference herein)

10.21		Employment Offer Letter, dated as of July 20, 2006, between Michael Neborak and Morgan Stanley Capital International Inc. (filed as Exhibit 10.21 to the Company’s Registration Statement on Form S-1, as amended (File No. 333-144975), filed with the SEC on November 6, 2007 and incorporated by reference herein)

10.22		Summary of Relocation and Expatriate Benefits for C.D. Baer Pettit (filed as Exhibit 10.22 to the Company’s Registration Statement on Form S-1, as amended (File No. 333-144975), filed with the SEC on November 6, 2007 and incorporated by reference herein)

10.23		MSCI Inc. Amended and Restated 2007 Equity Incentive Compensation Plan (filed as Annex B to the Company’s Proxy Statement on Schedule 14A (File No. 001-33812), filed with the SEC on February 28, 2008 and incorporated by reference herein)

10.24		MSCI Inc. Performance Formula and Incentive Plan (filed as Annex C to the Company’s Proxy Statement on Schedule 14A (File No. 001-33812), filed with the SEC on February 28, 2008 and incorporated by reference herein)

10.25	*	Form of Asset Purchase Agreement between Morgan Stanley & Co. Incorporated and MSCI Inc.

Exhibit Number		Description
10.26	*	Form of Amended and Restated Shareholder Agreement between Morgan Stanley and MSCI Inc.

10.27	*	Form of Amendment No. 1 to the Intellectual Property Agreement between Morgan Stanley and MSCI Inc.

10.28	*	Form of Amendment No. 1 to the Services Agreement between Morgan Stanley and MSCI Inc.

10.29	*	Form of Amendment No. 1 to the Trademark License Agreement between Morgan Stanley and MSCI Inc.

15.1		Letter of Awareness from Deloitte & Touche LLP dated July 15, 2008 concerning unaudited interim financial information

21.1		Subsidiaries of the Registrant (filed as Exhibit 21.1 to the Company’s Annual Report on Form 10-K filed with the SEC on February 28, 2008 and incorporated by reference herein)

23.1		Consent of Deloitte & Touche LLP

23.2*		Consent of Davis Polk & Wardwell (included in Exhibit 5.1)

24.1		Power of Attorney (included on signature page)

*	Previously filed.
†	Confidential treatment has been granted for a portion of this exhibit.

Item 17.	Undertakings

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 15th day of July, 2008.

MSCI Inc.

By:	/s/ MICHAEL K. NEBORAK
Name:	Michael K. Neborak
Title:	Chief Financial Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Henry A. Fernandez and Michael K. Neborak, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ HENRY A. FERNANDEZ Henry A. Fernandez	Chief Executive Officer, President and Director (principal executive officer)	July 15, 2008

/s/ MICHAEL K. NEBORAK Michael K. Neborak	Chief Financial Officer (principal financial officer and principal accounting officer)	July 15, 2008

* Kenneth M. deRegt	Director	July 15, 2008

* Benjamin F. duPont	Director	July 15, 2008

* James P. Gorman	Director	July 15, 2008

* Linda H. Riefler	Director	July 15, 2008

Robert W. Scully	Director	July 15, 2008

Signature	Title	Date
* David H. Sidwell	Director	July 15, 2008

* Scott Sipprelle	Director	July 15, 2008

* Rodolphe M. Vallee	Director	July 15, 2008

*By:	/s/ MICHAEL K. NEBORAK Michael K. Neborak
Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement

3.1	Amended and Restated Certificate of Incorporation (filed as Exhibit 3.1 to the Company’s Annual Report on Form 10-K filed with the SEC on February 28, 2008 and incorporated by reference herein)

3.2	Amended and Restated By-laws (filed as Exhibit 3.2 to the Company’s Annual Report on Form 10-K filed with the SEC on February 28, 2008 and incorporated by reference herein)

4.1	Form of Class A Common Stock (filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-1, as amended (File No. 333-144975), filed with the SEC on September 26, 2007 and incorporated by reference herein)

5.1*	Opinion of Davis Polk & Wardwell

10.1†	Index License Agreement for Funds, dated as of March 18, 2000, between Morgan Stanley Capital International and Barclays Global Investors, N.A. (filed as Exhibit 10.1 to the Company’s Registration Statement on Form S-1, as amended (File No. 333-144975), filed with the SEC on September 26, 2007 and incorporated by reference herein)

10.2†	Amendment to Index License Agreement for Funds between Morgan Stanley Capital International and Barclays Global Investors, N.A. (filed as Exhibit 10.2 to the Company’s Registration Statement on Form S-1, as amended (File No. 333-144975), filed with the SEC on September 26, 2007 and incorporated by reference herein)

10.3†	Letter Agreement to Amend MSCI-BGI Fund Index License Agreement, dated as of June 21, 2001, between Morgan Stanley Capital International Inc. and Barclays Global Investors, N.A. (filed as Exhibit 10.3 to the Company’s Registration Statement on Form S-1, as amended (File No. 333-144975), filed with the SEC on September 26, 2007 and incorporated by reference herein)

10.4†	Addendum to the Index License Agreement for Funds, dated as of September 18, 2002, between Morgan Stanley Capital International Inc. and Barclays Global Investors, N.A. (filed as Exhibit 10.4 to the Company’s Registration Statement on Form S-1, as amended (File No. 333-144975), filed with the SEC on September 26, 2007 and incorporated by reference herein)

10.5†	Amendment to the Index License Agreement for Funds, dated as of December 3, 2004 between Morgan Stanley Capital International Inc. and Barclays Global Investors, N.A. (filed as Exhibit 10.5 to the Company’s Registration Statement on Form S-1, as amended (File No. 333-144975), filed with the SEC on October 26, 2007 and incorporated by reference herein)

10.6†	Amendment to the Index License Agreement for Funds, dated as of May 1, 2005 between Morgan Stanley Capital International Inc. and Barclays Global Investors, N.A. (filed as Exhibit 10.6 to the Company’s Registration Statement on Form S-1, as amended (File No. 333-144975), filed with the SEC on September 26, 2007 and incorporated by reference herein)

10.7†	Amendment to the Index License Agreement for Funds, dated as of July 1, 2006, between Morgan Stanley Capital International Inc. and Barclays Global Investors, N.A. (filed as Exhibit 10.7 to the Company’s Registration Statement on Form S-1, as amended (File No. 333-144975), with the SEC on October 26, 2007 and incorporated by reference herein)

10.8†	Amendment to Index License Agreement for Funds, dated as of June 5, 2007, between Morgan Stanley Capital International Inc. and Barclays Global Investors, N.A. (filed as Exhibit 10.8 to the Company’s Registration Statement on Form S-1, as amended (File No. 333-144975), filed with the SEC on September 26, 2007 and incorporated by reference herein)

10.9	Trademark License Agreement, dated as of March 18, 2002, between Morgan Stanley Dean Witter & Co. and Morgan Stanley Capital International Inc. (filed as Exhibit 10.9 to the Company’s Registration Statement on Form S-1, as amended (File No. 333-144975), filed with the SEC on September 26, 2007 and incorporated by reference herein)

Exhibit Number		Description
10.10		Intellectual Property Agreement (filed as Exhibit 10.10 to the Company’s Annual Report on Form 10-K filed with the SEC on February 28, 2008 and incorporated by reference herein)

10.11		Services Agreement (filed as Exhibit 10.11 to the Company’s Annual Report on Form 10-K filed with the SEC on February 28, 2008 and incorporated by reference herein)

10.12		Tax Sharing Agreement (filed as Exhibit 10.12 to the Company’s Annual Report on Form 10-K filed with the SEC on February 28, 2008 and incorporated by reference herein)

10.13		Shareholder Agreement (filed as Exhibit 10.13 to the Company’s Annual Report on Form 10-K filed with the SEC on February 28, 2008 and incorporated by reference herein)

10.14		Credit Agreement (filed as Exhibit 10.14 to the Company’s Annual Report on Form 10-K filed with the SEC on February 28, 2008 and incorporated by reference herein)

10.15		MSCI 2007 Equity Incentive Compensation Plan (filed as Exhibit 10.15 to the Company’s Annual Report on Form 10-K filed with the SEC on February 28, 2008 and incorporated by reference herein)

10.16		MSCI Independent Directors’ Equity Compensation Plan (filed as Exhibit 10.16 to the Company’s Annual Report on Form 10-K filed with the SEC on February 28, 2008 and incorporated by reference herein)

10.17		MSCI Equity Incentive Compensation Plan 2007 Founders Grant Award Certificate for Stock Units (filed as Exhibit 10.17 to the Company’s Annual Report on Form 10-K filed with the SEC on February 28, 2008 and incorporated by reference herein)

10.18		MSCI Equity Incentive Compensation Plan 2007 Founders Grant Award Certificate for Stock Units for Named Executive Officers (filed as Exhibit 10.18 to the Company’s Annual Report on Form 10-K filed with the SEC on February 28, 2008 and incorporated by reference herein)

10.19		MSCI Equity Incentive Compensation Plan 2007 Founders Grant Award Certificate for Stock Options (filed as Exhibit 10.19 to the Company’s Annual Report on Form 10-K filed with the SEC on February 28, 2008 and incorporated by reference herein)

10.20		MSCI Independent Directors’ Equity Compensation Plan 2007 Award Certificate for Stock Units (filed as Exhibit 10.20 to the Company’s Registration Statement on Form S-1, as amended (File No. 333-144975), filed with the SEC on November 6, 2007 and incorporated by reference herein)

10.21		Employment Offer Letter, dated as of July 20, 2006, between Michael Neborak and Morgan Stanley Capital International Inc. (filed as Exhibit 10.21 to the Company’s Registration Statement on Form S-1, as amended (File No. 333-144975), filed with the SEC on November 6, 2007 and incorporated by reference herein)

10.22		Summary of Relocation and Expatriate Benefits for C.D. Baer Pettit (filed as Exhibit 10.22 to the Company’s Registration Statement on Form S-1, as amended (File No. 333-144975), filed with the SEC on November 6, 2007 and incorporated by reference herein)

10.23		MSCI Inc. Amended and Restated 2007 Equity Incentive Compensation Plan (filed as Annex B to the Company’s Proxy Statement on Schedule 14A (File No. 001-33812), filed with the SEC on February 28, 2008 and incorporated by reference herein)

10.24		MSCI Inc. Performance Formula and Incentive Plan (filed as Annex C to the Company’s Proxy Statement on Schedule 14A (File No. 001-33812), filed with the SEC on February 28, 2008 and incorporated by reference herein)

10.25	*	Form of Asset Purchase Agreement between Morgan Stanley & Co. Incorporated and MSCI Inc.

10.26	*	Form of Amended and Restated Shareholder Agreement between Morgan Stanley and MSCI Inc.

10.27	*	Form of Amendment No. 1 to the Intellectual Property Agreement between Morgan Stanley and MSCI Inc.

Exhibit Number		Description
10.28	*	Form of Amendment No. 1 to the Services Agreement between Morgan Stanley and MSCI Inc.

10.29	*	Form of Amendment No. 1 to the Trademark License Agreement between Morgan Stanley and MSCI Inc.

15.1		Letter of Awareness from Deloitte & Touche LLP dated July 15, 2008 concerning unaudited interim financial information

21.1		Subsidiaries of the Registrant (filed as Exhibit 21.1 to the Company’s Annual Report on Form 10-K filed with the SEC on February 28, 2008 and incorporated by reference herein)

23.1		Consent of Deloitte & Touche LLP

23.2*		Consent of Davis Polk & Wardwell (included in Exhibit 5.1)

24.1		Power of Attorney (included on signature page)

*	Previously filed.
†	Confidential treatment has been granted for a portion of this exhibit.